                                                Filed Pursuant to Rule 424(b)(2)
                                                      Registration No. 333-57962

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED MAY 24, 2001)

                                  $820,550,000

                                     [LOGO]

                     LIQUID YIELD OPTION-TM- NOTES DUE 2021
                            (ZERO COUPON -- SENIOR)
                                 -------------
                                 THE OFFERING:

    We are offering the LYONs at an issue price of $487.48 per LYON (48.748% of the principal amount at maturity). We will not pay interest on the LYONs prior to maturity. Instead, on October 31, 2021, the maturity date of the LYONs, a holder will receive $1,000 per LYON. The issue price of each LYON represents a yield to maturity of 3.625% per year calculated from October 31, 2001. The LYONs will be unsecured obligations and will rank equally in right of payment with all existing and future unsecured and unsubordinated indebtedness of Avaya.

                          CONVERTIBILITY OF THE LYONS:

    Holders may convert their LYONs at any time on or before the maturity date, unless the LYONs have been redeemed or purchased previously, into 37.4437 shares of common stock of Avaya per LYON. The conversion rate may be adjusted for certain reasons, but will not be adjusted for accrued original issue discount. Our common stock currently trades on the New York Stock Exchange under the symbol "AV." The last reported sale price of our common stock on the New York Stock Exchange was $9.40 per share on October 25, 2001.

          PURCHASE OF THE LYONS BY AVAYA AT THE OPTION OF THE HOLDER:

    Holders may require us to purchase all or a portion of their LYONs on October 31, 2004 at a price of $542.95 per LYON, on October 31, 2006 at a price of $583.40 per LYON and on October 31, 2011 at a price of $698.20 per LYON. We may choose to pay the purchase price in cash or common stock or a combination of cash and common stock. In addition, if a change in control of Avaya occurs on or before October 31, 2004, holders may require us to purchase for cash all or a portion of their LYONs.

                REDEMPTION OF THE LYONS AT THE OPTION OF AVAYA:

    We may redeem for cash all or a portion of the LYONs at any time on or after October 31, 2004, at the redemption prices set forth in this prospectus supplement.

    We intend to file an application to list the LYONs on the New York Stock Exchange.

    INVESTING IN THE LYONS INVOLVES RISKS, SOME OF WHICH ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE S-8 OF THIS PROSPECTUS SUPPLEMENT.
                                ----------------

                                                              PER LYON                  TOTAL
                                                              ---------                 -----
Public offering price (1)...................................    $487.48              $400,001,714
Underwriting discount.......................................   $13.4057               $11,000,047
Proceeds, before expenses, to Avaya.........................  $474.0743              $389,001,667
(1) Plus accrued original issue discount from October 31, 2001, if settlement occurs after that date

    The underwriter may also purchase up to an additional $123,082,000 aggregate principal amount at maturity of LYONs from Avaya within 30 days from the date of this prospectus supplement to cover overallotments, if any.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

    The LYONs will be ready for delivery in book-entry form only through The Depository Trust Company on or about October 31, 2001.
                               ------------------

                              MERRILL LYNCH & CO.
                                   ----------

          The date of this prospectus supplement is October 25, 2001.

-TM- TRADEMARK OF MERRILL LYNCH & CO., INC.

                               TABLE OF CONTENTS
                             PROSPECTUS SUPPLEMENT

                                                                PAGE
                                                              --------
Summary.....................................................  S-4
Risk Factors................................................  S-8
Forward Looking Statements..................................  S-20
Avaya.......................................................  S-21
Use of Proceeds.............................................  S-25
Capital Stock...............................................  S-25
Capitalization..............................................  S-26
Selected Financial and Other Data...........................  S-27
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................  S-29
Description of LYONs........................................  S-45
Certain United States Federal Income Tax Consequences.......  S-59
Underwriting................................................  S-64
Validity of the LYONs.......................................  S-66
Experts.....................................................  S-66

                              PROSPECTUS

Description of Avaya........................................  3
Forward Looking Statements..................................  5
Where To Find Additional Information Regarding Avaya........  6
Ratios of Earnings to Fixed Charges and Earnings to Combined
  Fixed Charges and Preferred Stock Accretion...............  7
Use of Proceeds.............................................  7
Description of the Indenture and Debt Securities............  7
Description of the Warrants.................................  14
Description of Capital Stock................................  15
Plan of Distribution........................................  26
Legal Opinions..............................................  27
Experts.....................................................  27

                            ------------------------

    YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. WE HAVE NOT, AND MERRILL LYNCH HAS NOT, AUTHORIZED ANY OTHER PERSON TO PROVIDE YOU WITH DIFFERENT INFORMATION. IF ANYONE PROVIDES YOU WITH DIFFERENT OR INCONSISTENT INFORMATION, YOU SHOULD NOT RELY ON IT. WE ARE NOT, AND MERRILL LYNCH IS NOT, MAKING AN OFFER TO SELL THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. YOU SHOULD ASSUME THAT THE INFORMATION APPEARING IN THIS PROSPECTUS SUPPLEMENT, THE ACCOMPANYING PROSPECTUS AND THE DOCUMENTS INCORPORATED BY REFERENCE IS ACCURATE ONLY AS OF THEIR RESPECTIVE DATES. OUR BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROSPECTS MAY HAVE CHANGED SINCE THOSE DATES.

    Unless otherwise provided in this prospectus supplement, trademarks identified by -Registered Trademark- and -TM- are registered trademarks or trademarks, respectively, of Avaya Inc. or Avaya Integrated Cabinet Solutions Inc., a subsidiary of Avaya Inc. All other trademarks are the properties of their respective owners.

                                    SUMMARY

    THIS SUMMARY HIGHLIGHTS SELECTED INFORMATION INCLUDED ELSEWHERE OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS TO HELP YOU UNDERSTAND THE LIQUID YIELD OPTION NOTES DUE 2021. BECAUSE THIS IS A SUMMARY YOU SHOULD CAREFULLY READ THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS, AS WELL AS THE INFORMATION INCORPORATED BY REFERENCE IN THE PROSPECTUS, TO FULLY UNDERSTAND THE TERMS OF THE LYONS AND THE TAX AND OTHER CONSIDERATIONS THAT ARE IMPORTANT TO YOU IN MAKING A DECISION ABOUT WHETHER TO INVEST IN THE LYONS. YOU SHOULD ALSO CAREFULLY REVIEW THE "RISK FACTORS" SECTION TO DETERMINE WHETHER AN INVESTMENT IN THE LYONS IS APPROPRIATE FOR YOU.

                                     AVAYA

    Avaya Inc. is a leading provider of communications systems and software for enterprises, including businesses, government agencies and other organizations. We offer voice, converged voice and data, customer relationship management, messaging, multi-service networking and structured cabling products and services. Multi-service networking products are those products that support network infrastructures which carry voice, video and data traffic over any of the protocols, or set of procedures, supported by the Internet on local area and wide area data networks. A structured cabling system is a flexible cabling system designed to connect phones, workstations, personal computers, local area networks and other communications devices through a building or across one or more campuses. We are a worldwide leader in sales of messaging and structured cabling systems and a U.S. leader in sales of enterprise voice communications and call center systems. We are not a leader in multi-service networking products or converged voice or data products. We have entered these product areas relatively recently and our multi-service networking product portfolio is less complete than the portfolios of some of our competitors. We are implementing a strategy focused on these products.

    We support our broad customer base with comprehensive global service offerings, including remote diagnostics testing of our advanced systems, installation of our products, on-site repair and maintenance. We also offer professional services for customer relationship management, converged voice and data networks, unified communications and value-added services for the outsourcing of messaging and other portions of an enterprise's communications systems.

                              RECENT DEVELOPMENTS

    On October 24, 2001, we reported a net loss of $328 million for the quarter ended September 30, 2001, including a $540 million pre-tax charge related to our accelerated restructuring program and a $67 million pre-tax charge primarily for one-time and start-up expenses associated with our spin-off from Lucent Technologies Inc., offset by a $35 million pre-tax reversal of business restructuring liabilities initially recorded in September 2000. These results compare with a reported net loss of $543 million for the quarter ended September 30, 2000, including business restructuring charges and related charges and start-up expenses associated with the spin-off. Revenues for the quarter ended September 30, 2001, were $1.442 billion compared with revenues of $2.038 billion in the same period last year.

    For the fiscal year ended September 30, 2001, we reported a net loss of $352 million, including one-time and start-up expenses associated with our spin-off, a reversal of business restructuring liabilities, costs associated with the acquisitions of VPNet Technologies Inc. and Quintus Corporation, and charges related to outsourcing certain manufacturing operations to Celestica Inc., as well as the previously mentioned accelerated restructuring charges. These results compare with a net loss of $375 million for the fiscal year ended September 30, 2000, including business restructuring and related charges and start-up expenses associated with the spin-off, results from operations and the gain on the sale of its small and medium-sized sales organization, and the results of the wire installation business that we exited. Revenues for fiscal 2001 were $6.793 billion compared with revenues of $7.732 billion for fiscal 2000.

    The full text of the press release announcing our financial results for the quarter and fiscal year ended September 30, 2001, was filed as an exhibit to our Current Report on Form 8-K dated October 24, 2001.

                            ------------------------

    Our principal executive offices are located at 211 Mount Airy Road, Basking Ridge, New Jersey 07920. Our telephone number is (908) 953-6000.

                                  THE OFFERING

LYONs...........................  $820,550,000 aggregate principal amount at maturity
                                  ($943,632,000 aggregate principal amount at maturity if
                                  Merrill Lynch exercises its overallotment option in full) of
                                  LYONs due October 31, 2021. We will not pay any interest on the LYONs prior to maturity. Each LYON will be issued at a price of $487.48 per LYON and will have a principal amount at maturity of $1,000.

Maturity of the LYONs...........  October 31, 2021.

Yield to Maturity of LYONs......  3.625% per year, computed on a semiannual bond equivalent basis and calculated from October 31, 2001.

Original Issue Discount.........  We are offering our LYONs at an issue price significantly below the principal amount at maturity of the LYONs. The
                                  difference between the issue price and the principal amount at maturity of a LYON is referred to as original issue
                                  discount. This original issue discount will accrue daily at a rate of 3.625% per year beginning on October 31, 2001
                                  calculated on a semiannual bond equivalent basis, using a
                                  360-day year comprised of twelve 30-day months.

                                  You should be aware that, although we will not pay cash
                                  interest on the LYONs, U.S. Holders must include original
                                  issue discount, as it accrues, in their gross income for
                                  United States federal income tax purposes. See "Certain
                                  United States Federal Income Tax Consequences."

Conversion Rights...............  Holders may convert the LYONs at any time on or before the maturity date, unless the LYONs have been redeemed or
                                  purchased previously. For each LYON converted, we will
                                  deliver 37.4437 shares of our common stock (including an
                                  equal number of associated rights pursuant to our rights
                                  agreement). The conversion rate may be adjusted for certain reasons, but will not be adjusted for accrued original issue discount. Upon conversion, the holder will not receive any cash payment representing accrued original issue discount;
                                  accrued original issue discount will be deemed paid by the shares of common stock received by the holder of LYONs on
                                  conversion. See "Description of LYONs--Conversion Rights."

Ranking.........................  The LYONs will be unsecured and unsubordinated indebtedness and will rank equal in right of payment to all of Avaya's
                                  existing and future unsecured and unsubordinated
                                  indebtedness. The LYONs will be effectively subordinated to any secured indebtedness of ours to the extent of the
                                  security. Also, the LYONs will be effectively subordinated to any indebtedness and other liabilities, including trade payables, of our subsidiaries.

                                  At September 30, 2001, we had $632 million of unsecured
                                  indebtedness and no secured indebtedness outstanding. At
                                  September 30, 2001, our subsidiaries had $13 million of
                                  unsecured indebtedness.

Sinking Fund....................  None.

Redemption of LYONs at Our
  Option........................  We may redeem all or a portion of the LYONs for cash at any time on

                                  or after October 31, 2004, at the redemption prices set
                                  forth in this prospectus supplement. See "Description of
                                  LYONs--Redemption of LYONs at Our Option."

Purchase of the LYONs by Avaya
  at the Option of the Holder...  Holders may require us to purchase all or a portion of their
                                  LYONs on the following dates at the following prices, which are equal to the sum of the issue price and accrued original issue discount for the LYONs on such dates:

                                  on October 31, 2004 at a price of $542.95 per LYON;

                                  on October 31, 2006 at a price of $583.40 per LYON; and

                                  on October 31, 2011 at a price of $698.20 per LYON.

                                  We may pay the purchase price in cash or shares of our
                                  common stock or in a combination of cash and shares of our common stock. See "Description of LYONs--Purchase of LYONs at the Option of the Holder."

Change in Control...............  Upon a change in control of Avaya occurring on or before
                                  October 31, 2004, the holders may require us to purchase for cash all or a portion of their LYONs at a price equal to the sum of the issue price and accrued original issue discount for the LYONs on the date of purchase. See "Description of
                                  LYONs--Change in Control Permits Purchase of LYONs by Avaya
                                  of the Option of the Holder."

Optional Conversion to
  Semiannual Coupon Notes upon
  Tax Event.....................  From and after the occurrence of a Tax Event, at our option, interest in lieu of future original issue discount will
                                  accrue on each LYON from the option exercise date at 3.625%
                                  per year on the restated principal amount and will be
                                  payable semiannually. In such event, the redemption price, purchase price and change in control purchase price will be adjusted, as described herein. However, there will be no
                                  change in the holder's conversion rights. See "Description of LYONs--Optional Conversion to Semiannual Coupon Notes
                                  upon Tax Event."

DTC Eligibility.................  The LYONs will be issued in fully registered book-entry form and will be represented by one or more permanent global
                                  LYONs without coupons. Global LYONs will be deposited with a custodian for and registered in the name of a nominee of The
                                  Depository Trust Company in New York, New York. Beneficial
                                  interests in global LYONs will be shown on, and transfers
                                  thereof will be effected only through, records maintained by
                                  DTC and its direct and indirect participants, and your
                                  interest in any global LYON may not be exchanged for
                                  certificated LYONs, except in limited circumstances
                                  described herein.

Listing.........................  We intend to file an application to list the LYONs on the
                                  New York Stock Exchange.

Trading Symbol for our Common
  Stock.........................  Our common stock is traded on the New York Stock Exchange under the symbol "AV."

                                  RISK FACTORS

    YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS AND ALL THE OTHER INFORMATION INCLUDED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS BEFORE MAKING AN INVESTMENT IN THE LYONS.

                         RISKS RELATED TO OUR BUSINESS

OUR PRODUCT REVENUE HAS BEEN DECLINING, AND IF WE DO NOT SUCCESSFULLY IMPLEMENT OUR STRATEGY TO EXPAND OUR SALES IN MARKET SEGMENTS WITH HIGHER GROWTH RATES, OUR REVENUE MAY CONTINUE TO DECLINE AND WE MAY NOT BE PROFITABLE

    We have been experiencing declines in revenue from our traditional business, enterprise voice communications products. We expect, based on various industry reports, the growth rate of the market segments for these traditional products to be extremely low. In July 2001, we announced that current economic conditions are continuing to slow customer purchase decisions, accelerating a previously announced downward trend. Our revenues for the fourth quarter of fiscal 2001 were $1.442 billion, or approximately 29% below revenues for the fourth quarter of fiscal 2000, driven primarily by delays in customer purchases of traditional voice products and a year over year decline in Connectivity Solutions revenues primarily from service provider customers. See "Summary--Recent Developments". We are implementing a strategy to capitalize on the higher growth opportunities in certain market segments, such as eBusiness communications solutions, which includes converged voice and data products. The success of this strategy, however, is subject to many risks, including risks that:

    - we do not develop new products or enhancements to our current products on a timely basis to meet the changing needs of our customers;

    - customers do not accept our products or new technology or industry standards develop that make our products obsolete; or

    - our competitors introduce new products before we do and achieve a competitive advantage by being among the first to market.

    The market for our products and services is characterized by rapidly changing technology, evolving industry standards, frequent new product introductions and changing customer requests. For example, the recent advances in voice communications over the Internet have created a demand for converged voice and data products that we believe generally did not exist until recently. If we do not develop new products or enhancements on a timely basis, or if any of our new products or product features do not achieve market acceptance, customers may not purchase our products. If we do not successfully market our new products, they may not achieve market acceptance. A number of factors, including design or manufacturing difficulties, could delay or prevent us from developing, introducing or marketing new products or enhancements.

    On September 30, 2000, we were spun-off from Lucent Technologies Inc. See "Avaya". We have fewer resources to acquire or develop and introduce new products as a stand-alone company than we had as a part of Lucent. We must hire additional research and development engineers to complete our research and development capability and compete effectively. Consequently, we may have more difficulties in the future developing and introducing new products on a timely basis. In addition, new product development generally requires a substantial investment before any assurance is available as to its commercial viability. Our profitability will decline if any of the eBusiness and converged voice and data products on which we are focusing our research and development investments fail to achieve broad acceptance in the marketplace.

    Our traditional business and our eBusiness solutions are a part of our Communications Solutions segment. If we are unsuccessful in implementing our strategy, the contribution to our results from

Communications Solutions may decline, reducing our overall profitability and requiring a greater need for capital resources.

WE ARE SIGNIFICANTLY CHANGING THE FOCUS OF OUR COMPANY IN ORDER TO CONCENTRATE ON THE DEVELOPMENT AND MARKETING OF EBUSINESS SOLUTIONS, INCLUDING CONVERGED VOICE AND DATA PRODUCTS, AND THE UNCERTAINTY SURROUNDING THIS NEW MARKET OPPORTUNITY MAY RESULT IN A DECREASE IN OUR REVENUE AND PROFITABILITY

    We are making a significant change in the direction and strategy of our company to focus on the development and sales of advanced products to be used as components of comprehensive eBusiness communications solutions, including products that facilitate the convergence of voice and data networks. By eBusiness, we mean the internal and external use of communications tools and electronic networks to interact, collaborate and transact business with an enterprise's customers, suppliers, partners and employees. In order to implement this change, we must:

    - retrain our sales staff to sell new types of products and improve our marketing of such products;

    - develop relationships with new types of distribution partners;

    - research and develop more data products and products using communications media other than voice traffic, which has historically been our core area of expertise; and

    - build credibility among customers that we are capable of delivering advanced communications solutions beyond our historic product lines.

    Most of these items involve substantial increased costs and may not be implemented successfully. If we are not successful, our revenue and profitability may decline. However, even if we are successful in making these changes, our revenue may still decrease if the market opportunity for eBusiness solutions, including converged voice and data products, does not develop in the ways we anticipate. Because this market opportunity is in its early stages, we cannot predict whether:

    - the demand for eBusiness solutions and converged voice and data products will grow as fast as we anticipate;

    - new technologies will cause the market to evolve in a manner different than we expect; or

    - we will be able to obtain a leadership position as this opportunity develops.

BECAUSE WE ARE TARGETING ENTERPRISES FOCUSED ON EBUSINESS, OUR SUCCESS DEPENDS LARGELY ON THE WIDESPREAD ACCEPTANCE OF EBUSINESS AND THE INTERNET

    The use and growth of the Internet is of critical importance to our strategy of focusing on the development and sales of eBusiness solutions, which often involve electronic networks, applications and other business functions that use the Internet. Because we intend to target enterprises focusing on incorporating eBusiness into their operations, if usage of the Internet does not continue to grow, or grows at a rate significantly lower than current trends, our business prospects will be harmed.

    The continued adoption of eBusiness and other uses of the Internet depends on many factors that are outside our control. These factors include the following:

    - development of cost-effective technology and applications that allow enterprises to adopt eBusiness solutions;

    - availability of new technology standards that facilitate easier integration of multiple vendors' technology and applications;

    - the performance and reliability of the Internet may decline as usage grows;

    - use of the Internet may decline if security and authentication concerns regarding transmission of confidential information over the Internet and attempts by unauthorized users, or hackers, to penetrate online security systems grow; and

    - use of the Internet may decline if the ability to gather information about Internet users without their knowledge or consent results in increased concerns about privacy protection or federal, state or foreign governments adopt restrictive laws or regulations relating to the Internet.

    An example of the potential effect of these factors on our products is the restrictions adopted by the European Union and some European countries on the use of customer data. If other countries, regions or states adopt legislation or other restrictions on the use of customer data or customer profiling technologies, or if existing legislation or restrictions become more stringent, our customer relationship management products and services may be less useful to our clients and our revenue from these products may decline. These customer relationship management solutions are dependent on the use of customer data collected from various sources, including information collected on Web sites, as well as other data derived from customer registrations, billings, purchase transactions and surveys.

WE PLAN TO EXPAND OUR INTERNATIONAL SALES, WHICH WILL SUBJECT US TO ADDITIONAL BUSINESS RISKS AND MAY CAUSE OUR PROFITABILITY TO DECLINE DUE TO INCREASED COSTS

    We intend to continue to pursue growth opportunities internationally. In many countries outside the United States, long-standing relationships between our potential customers and their local providers and protective regulations, including local content requirements and type approvals, create barriers to entry. In addition, pursuit of such international growth opportunities may require significant investments for an extended period before returns on such investments, if any, are realized. For example, to execute our strategy to expand internationally we are incurring additional costs to enter into strategic alliances focused on international sales and expanding our presence in high growth countries. International operations are subject to a number of other risks and potential costs, including:

    - expenditure of significant amounts of time and money to build a brand identity in locations where our new brand is not recognized currently without certainty that we will be successful;

    - unexpected changes in regulatory requirements;

    - inadequate protection of intellectual property in foreign countries;

    - adverse tax consequences;

    - dependence on developing relationships with qualified local distributors, dealers, value-added resellers and systems integrators; and

    - political and economic instability.

    We may not be able to overcome some of these barriers and may incur significant costs in addressing others. For example, we believe our association with the Bell Laboratories name is particularly important in our international markets and our limited ability to use this name may cause a disruption in our international sales. Sales to our international customers are denominated in either local currency or U.S. dollars, depending on the country or channel used to fulfill the customers' order. In addition to the foreign currency risk for our receivables, there is additional risk associated with the fact that most of our products or components are manufactured or sourced from the United States. Should the U.S. dollar strengthen against a local currency, the impact may hamper our ability to compete with other competitors, preventing us from increasing our revenue and profitability in international markets. We manage our net currency exposure through currency forward contracts and currency options. Any of these factors could prevent us from increasing our revenue and profitability in international markets.

THE RECENT TERRORISTS' ATTACKS ON THE UNITED STATES COULD NEGATIVELY AFFECT OUR BUSINESS PROSPECTS

    The September 11, 2001 terrorist attacks on New York City and
Washington, D.C. could have a negative effect on our business. If the events of September 11th result in a further economic slowdown and disruptions in the United States and Europe, the negative effects on our business could be prolonged and pervasive; however, it is not possible to estimate such effects at this time. The national and global response to these terrorist attacks, many of which are still being formulated, including recent military, diplomatic and financial responses and any possible reprisals as a consequence of allied actions, may materially adversely affect us in ways we cannot predict at this time.

IF WE SUCCESSFULLY IMPLEMENT OUR MANUFACTURING INITIATIVE, WE WILL DEPEND ON CONTRACT MANUFACTURERS TO PRODUCE MOST OF OUR PRODUCTS AND IF THESE MANUFACTURERS ARE UNABLE TO FILL OUR ORDERS ON A TIMELY AND RELIABLE BASIS, WE WILL LIKELY BE UNABLE TO DELIVER OUR PRODUCTS TO MEET CUSTOMER ORDERS OR SATISFY THEIR REQUIREMENTS

    We have entered into an agreement to outsource substantially all of our manufacturing other than manufacturing of structured cabling systems. The first phase of this transaction closed on May 4, 2001, with the remaining phases expected to be completed by the end of the first quarter of fiscal 2002. The successful implementation of our manufacturing initiative will depend on the willingness and ability of contract manufacturers to produce our products. We may experience significant disruption to our operations by outsourcing so much of our manufacturing. If our contract manufacturers terminate their relationships with us or are unable to fill our orders on a timely basis, we may be unable to deliver our products to meet our customers' orders, which could delay or decrease our revenue.

WE MAY NOT BE ABLE TO HIRE AND RETAIN HIGHLY SKILLED EMPLOYEES, WHICH COULD AFFECT OUR ABILITY TO COMPETE EFFECTIVELY AND MAY CAUSE OUR REVENUE AND PROFITABILITY TO DECLINE

    We depend on highly skilled technical personnel to research and develop, market and service new products. To succeed, we must hire and retain employees who are highly skilled in the rapidly changing communications and Internet technologies. In particular, as we implement our strategy of focusing on eBusiness solutions and the convergence of voice and data networks, we will need to:

    - hire a significant number of researchers in order to create a group sufficiently large to support our strategy to continue to introduce innovative products and to offer comprehensive eBusiness solutions;

    - hire more employees with experience developing and providing eBusiness products and services;

    - hire and train a customer service organization to service our multi-service networking products; and

    - retrain our existing sales force to sell converged and eBusiness products and services.

    Individuals who have these skills and can perform the services we need to provide our products and services are scarce. Because the competition for qualified employees in our industry is intense, hiring and retaining employees with the skills we need is both time-consuming and expensive. We might not be able to hire enough of them or to retain the employees we do hire. Our inability to hire and retain the individuals we seek could hinder our ability to sell our existing products, systems, software or services or to develop new products, systems, software or services. For example, a loss of a significant percentage of our account managers focused on our data networking products, a product area we believe is important to our further success, resulted in declines in revenue from these products in the second and third quarters of fiscal year 2000. In addition, we are experiencing difficulties in hiring and retaining individuals with these skills in our research and development, sales and service groups. If we do not improve our hiring in these areas, we will not be able to successfully implement many of our strategies and our revenue and profitability may decline.

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THE TERMINATION OF STRATEGIC ALLIANCES OR THE FAILURE TO FORM ADDITIONAL
STRATEGIC ALLIANCES COULD LIMIT OUR ACCESS TO CUSTOMERS AND HARM OUR REPUTATION WITH INVESTORS

    Our strategic alliances are important to our success because they are necessary in order for us to offer comprehensive eBusiness solutions, reach a broader customer base and strengthen brand awareness. We may not be successful in creating new strategic alliances on acceptable terms or at all. In addition, most of our current strategic alliances can be terminated under various circumstances, some of which may be beyond our control. Further, our alliances are generally non-exclusive, which means our partners may develop alliances with some of our competitors. We may become more reliant on strategic alliances in the future, which would increase the risk to our business of losing these alliances. Because we have announced publicly our strategy to form alliances, as well as announced the alliances we have entered into, early termination of our alliances may harm our reputation with our customers and cause our revenue to decline to the extent we are unable to deliver new products or our customer base is reduced.

IF WE ARE UNABLE TO PROTECT OUR PROPRIETARY RIGHTS, OUR BUSINESS AND FUTURE PROSPECTS MAY BE HARMED

    Although we attempt to protect our intellectual property through patents, trademarks, trade secrets, copyrights, confidentiality and nondisclosure agreements and other measures, intellectual property is difficult to evaluate and these measures may not provide adequate protection for our proprietary rights. Patent filings by third parties, whether made before or after the date of our filings, could render our intellectual property less valuable. Competitors may misappropriate our intellectual property, disputes as to ownership of intellectual property may arise and our intellectual property may otherwise become known or independently developed by competitors. The failure to protect our intellectual property could seriously harm our business and future prospects because we believe that developing new products and technology that are unique to us is critical to our success. If we do not obtain sufficient international protection for our intellectual property, our competitiveness in international markets could be significantly impaired, which would limit our growth and future revenue.

WE MAY BE SUBJECT TO LITIGATION AND INFRINGEMENT CLAIMS, WHICH COULD CAUSE US TO INCUR SIGNIFICANT EXPENSES OR PREVENT US FROM SELLING OUR PRODUCTS OR SERVICES

    We cannot assure you that others will not claim that our proprietary or licensed products, systems and software are infringing their intellectual property rights or that we do not in fact infringe those intellectual property rights. We may be unaware of intellectual property rights of others that may cover some of our technology. If someone claimed that our proprietary or licensed systems and software infringed their intellectual property rights, any resulting litigation could be costly and time consuming and would divert the attention of management and key personnel from other business issues. The complexity of the technology involved and the uncertainty of intellectual property litigation increase these risks. Claims of intellectual property infringement also might require us to enter into costly royalty or license agreements. However, we may be unable to obtain royalty or license agreements on terms acceptable to us or at all. We also may be subject to significant damages or an injunction against use of our proprietary or licensed systems. A successful claim of patent or other intellectual property infringement against us could materially adversely affect our business and profitability.

    We have historically indemnified our customers for some of the costs and damages of patent infringement in circumstances where our product is the factor creating the customer's infringement exposure, although we generally exclude coverage where infringement arises out of the combination of our products with products of others. This policy could have a material adverse effect on our business and our profitability.

    See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Legal Proceedings" included elsewhere in this prospectus supplement for a description of certain class

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action litigation involving Lucent and certain other claims that may adversely affect our financial position, results of operations or cash flows.

IF WE DO NOT SUCCESSFULLY IMPLEMENT OUR RESTRUCTURING PLAN, WE MAY EXPERIENCE DISRUPTIONS IN OUR OPERATIONS AND INCUR HIGHER ONGOING COSTS, WHICH MAY CAUSE OUR PROFITABILITY TO DECLINE

    In connection with our separation from Lucent, we engaged in a comprehensive review of our operations, including our organizational structure, products and services and market segments, with a view toward improving our profitability and business performance as a stand-alone company. As a result of this review, we announced a restructuring plan in the fourth quarter of fiscal 2000, and a related restructuring charge. In response to the current industry-wide economic slowdown, we have accelerated our restructuring program and, as a result, have eliminated over 5,000 positions through a combination of involuntary and voluntary separations, including an early retirement program targeted to U.S. management employees. In connection with this effort, we have initiated a strategic redesign of our Connectivity Solutions business that will result in a consolidation of its U.S. operations and have also consolidated certain of our customer care and field service operations. As a result of these actions, we recorded a pretax restructuring charge of $540 million in the fourth quarter of fiscal 2001. Approximately $457 million of the restructuring charge was non-cash at the time the charge was taken as such payments will be made through prepaid benefit costs, and the remaining $83 million will be paid in cash. See "Summary--Recent Developments". The restructuring plan and its acceleration, also may disrupt our operations and cause our profitability to decline.

WE MAY ACQUIRE OTHER BUSINESSES OR FORM JOINT VENTURES THAT COULD NEGATIVELY AFFECT OUR PROFITABILITY

    The pursuit of additional technology, services or distribution channels through acquisitions or joint ventures is an aspect of our business strategy. We may not identify or complete these transactions in a timely manner, on a cost effective basis or at all. Even if we do identify and complete these transactions, we may not be able to successfully integrate such technology, services or distribution channels into our existing operations and we may not realize the benefits of such acquisition or joint venture. While we have been involved in acquisition activities as part of Lucent, we have limited experience in acquisition activities as a stand-alone company and may have to devote substantial time and resources in order to complete acquisitions. There may also be risks of entering markets in which we have no or limited prior experience. In addition, if we were to make any acquisitions, we could incur debt, which could involve restrictive covenants, or we could assume unknown or contingent liabilities.

WE MAY NOT HAVE FINANCING FOR FUTURE STRATEGIC ACQUISITIONS AND INVESTMENTS AND ANY FINANCING WE DO RECEIVE MAY INCREASE OUR DEBT

    We may need to incur additional debt in order to make any strategic acquisition or investment. Such financing may not be available to us on acceptable terms or at all. Our ability to make payments on and to refinance our indebtedness, including the commercial paper program, the notes and future indebtedness, and to fund working capital, capital expenditures and strategic acquisitions and investments will depend on our ability to generate cash in the future. Our ability to generate cash is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

    In addition, our ability to issue equity to fund acquisitions or investments is constrained because our issuance of additional stock may cause Lucent's distribution of our stock to its shareowners to be taxable to Lucent under
Section 355(e) of the Internal Revenue Code. See "Risks Related to Our Separation from Lucent."

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OUR INDUSTRY IS HIGHLY COMPETITIVE AND IF WE CANNOT EFFECTIVELY COMPETE, OUR
REVENUES MAY DECLINE

    The market for our products and services is very competitive and subject to rapid technological advances. We expect the intensity of competition to continue to increase in the future as existing competitors enhance and expand their product and service offerings and as new participants enter the market. Increased competition also may result in price reductions, reduced gross margins and loss of market share. Our failure to maintain and enhance our competitive position would adversely affect our business and prospects.

    We may compete against Lucent in some of our current or future market segments. We also compete with a number of equipment manufacturers and software companies in selling our communications systems and software. Further, our customer relationship management professional services consultants compete against a number of professional services firms. Some of our customers and strategic partners are also competitors of ours. We expect to face increasing competitive pressures from both existing and future competitors in the markets we serve and we may not be able to compete successfully against these competitors.

    The sizes of our competitors vary across our market segments, as do the resources we have allocated to the segments we target. Therefore, many of our competitors have greater financial, personnel, capacity and other resources than we have in each of our market segments or overall. As a result, our competitors may be in a stronger position to respond quickly to potential acquisitions and other market opportunities, new or emerging technologies and changes in client requirements. Competitors with greater financial resources also may be able to offer lower prices, additional products or services or other incentives that we cannot match or do not offer. These competitors may be in a stronger position to respond quickly to new or emerging technologies and may be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to potential customers, employees and strategic partners.

                  RISKS RELATED TO OUR SEPARATION FROM LUCENT

OUR HISTORICAL FINANCIAL INFORMATION RELATED TO PERIODS PRIOR TO LUCENT'S DISTRIBUTION OF ALL THE OUTSTANDING SHARES OF OUR CAPITAL STOCK TO ITS SHAREOWNERS AND CONTRIBUTION OF ITS ENTERPRISE NETWORKING BUSINESS TO US, WHICH WE REFER TO AS THE DISTRIBUTION, MAY NOT BE REPRESENTATIVE OF OUR RESULTS AS A SEPARATE COMPANY AND, THEREFORE, MAY NOT BE RELIABLE AS AN INDICATOR OF OUR HISTORICAL OR FUTURE RESULTS

    The historical financial information we have included or incorporated by reference in this prospectus supplement and the accompanying prospectus for periods prior to the distribution may not reflect what our results of operations, financial position and cash flows would have been had we been a stand-alone company during the periods presented or what our results of operations, financial position and cash flows will be in the future. This is because:

    - our consolidated financial statements for such periods reflect allocations, primarily with respect to corporate overhead and basic research, for services provided to us by Lucent, and such allocations may not reflect the costs we will incur for similar services as a stand-alone company; and

    - the information does not reflect changes that have subsequently occurred and that we expect to occur in the future as a result of our separation from Lucent, including changes in how we fund our operations, how we conduct research and development and tax and employee matters.

    In addition, our consolidated financial statements for such periods include assets, liabilities, revenue and expenses which were not historically recorded at the level of the businesses transferred to us. For example, historically all financing was done by Lucent at the parent level. Our consolidated financial statements, however, reflect an estimated amount of interest expense that we believe we would have incurred had we been a stand-alone company during the periods presented. This estimated

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amount of interest expense or the other allocations and estimates we have used to create our consolidated financial statements for such periods may not be indicative of the actual amounts we would have incurred as a stand-alone company. Therefore, our consolidated financial statements for such periods may not be indicative of our future performance as an independent company. For additional information about our past financial performance and the basis of presentation of our consolidated financial statements, including our estimates of interest expense, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations" incorporated by reference to our Annual Report on Form 10-K for the fiscal year ended September 30, 2000.

WE HAVE A LIMITED HISTORY OPERATING AS AN INDEPENDENT COMPANY, AND WE MAY BE UNABLE TO MAKE THE CHANGES NECESSARY TO OPERATE AS A STAND-ALONE BUSINESS, OR WE MAY INCUR GREATER COSTS AS A STAND-ALONE COMPANY THAT MAY CAUSE OUR PROFITABILITY TO DECLINE

    Prior to the distribution, our businesses were operated by Lucent as a segment of its broader corporate organization rather than as a stand-alone company. Lucent assisted us by providing financing, particularly for acquisitions, as well as providing corporate functions such as negotiating acquisitions and dispositions and accounting, legal and tax functions. Following the distribution, Lucent has no obligation to provide assistance to us. Because our businesses have operated as an independent company for only a limited time, we may not be able to successfully implement the changes necessary to operate independently and we may incur additional costs operating independently that will cause our profitability to decline.

WE ASSUMED A SIGNIFICANT AMOUNT OF DEBT IN CONNECTION WITH THE DISTRIBUTION AND WE MAY SUBSTANTIALLY INCREASE OUR DEBT IN THE FUTURE, WHICH COULD SUBJECT US TO VARIOUS RESTRICTIONS AND HIGHER INTEREST COSTS, AND DECREASE OUR PROFITABILITY

    At the distribution date, we assumed $780 million of debt under a commercial paper program. In addition, we have entered into two unsecured revolving credit facilities with third-party financial institutions, a 364-day credit facility and a five-year credit facility, in an aggregate amount of $1.25 billion. We are able to borrow funds under these facilities for general corporate purposes and for acquisitions.

    We may substantially increase our debt in the future. We may from time to time issue additional commercial paper under our commercial paper program, if the market permits such borrowings, make borrowings under our revolving credit facilities or issue other long or short-term debt, if available. We have filed a shelf registration statement, of which this prospectus supplement and the accompanying prospectus are a part, in order to facilitate access to the capital markets to meet our financing needs. The shelf registration statement, which was declared effective by the SEC on May 24, 2001, enables us to issue up to $1.44 billion of debt or equity securities from time to time, including the LYONs offered by this prospectus supplement. Our credit facilities and the indenture governing the LYONs impose and future indebtedness may impose various restrictions and covenants on us, which could limit our ability to respond to market conditions, to provide for unanticipated capital investments or to take advantage of business opportunities. We also may incur higher than expected interest expense in servicing our debt, which would decrease our profitability.

IF THE DISTRIBUTION DOES NOT QUALIFY FOR TAX-FREE TREATMENT, WE COULD BE REQUIRED TO PAY LUCENT OR THE INTERNAL REVENUE SERVICE A SUBSTANTIAL AMOUNT OF MONEY

    Lucent has received a private letter ruling from the Internal Revenue Service stating, based on certain assumptions and representations, that the distribution described in this prospectus supplement would not be taxable to Lucent. Nevertheless, Lucent could incur significant tax liability if the distribution did not qualify for tax-free treatment because any of those assumptions or representations were not correct.

    Although any United States federal income taxes imposed in connection with the distribution generally would be imposed on Lucent, we could be liable for all or a portion of any taxes owed for the reasons described below. First, as part of the distribution, we and Lucent entered into a tax sharing agreement. This agreement generally allocates between Lucent and us the taxes and liabilities relating to the failure of the distribution to be tax-free. Under the tax sharing agreement, if the distribution fails to qualify as a tax-free distribution to Lucent under Section 355 of the Internal Revenue Code because of an issuance or an acquisition of our stock or an acquisition of our assets, or some other actions of ours, then we will be solely liable for any resulting taxes to Lucent.

    Second, aside from the tax sharing agreement, under United States federal income tax laws, we and Lucent are jointly and severally liable for Lucent's United States federal income taxes resulting from the distribution being taxable. This means that even if we do not have to indemnify Lucent under the tax sharing agreement, we may still be liable to the Internal Revenue Service for all or part of these taxes if Lucent fails to pay them. These liabilities of Lucent could arise from actions taken by Lucent over which we have no control, including an issuance or acquisition of stock (or acquisition of assets) of Lucent.

    In addition, our ability to issue additional equity is constrained because our issuance of additional stock may cause the distribution to be taxable to Lucent under Section 355(e) of the Internal Revenue Code, and under the tax sharing agreement we would be required to indemnify Lucent against that tax. We have received an opinion of tax counsel that the issuance of our common stock on the conversion or repurchase of a LYON will not be taken into account under
Section 355(e). Opinions of counsel, however, are not binding on the Internal Revenue Service and we are not seeking any ruling from the Internal Revenue Service under Section 355 or any other provision of the Internal Revenue Code regarding the issuance of the LYONs.

OUR RELIANCE ON LUCENT AS THE SINGLE SOURCE OF SOME OF OUR MULTI-SERVICE NETWORKING PRODUCTS AND OTHER PRODUCT COMPONENTS COULD LEAD TO DELAYS, ADDITIONAL COSTS, PROBLEMS WITH OUR CUSTOMERS AND POTENTIAL CUSTOMERS AND LOSS OF REVENUE

    Historically, Lucent has been the only supplier of some of our multi-service networking products, including the Access Point-Registered Trademark- virtual private network product, PacketStar-TM- AX ATM access servers, SuperPipe-Registered Trademark- multi-service routers, Max3000 access switches and our firewall/virtual private network gateway products. Multi-service networking products are products that support network infrastructures which carry voice, video and data over any of the protocols, or sets of procedures, supported by the Internet on local and wide area data networks. A virtual private network allows an enterprise to transport voice, video or data over a public or shared network at a level of security substantially equivalent to the traffic traveling over that enterprise's own private network, and a firewall regulates internal and external network resources and filters network content. Although these products have historically represented a small portion of our total product revenue, these products are important to our strategy to provide comprehensive eBusiness solutions to our customers and we expect some of these products to increase as a percentage of product revenue over time. In addition, we purchase the fiber components of our SYSTIMAX-Registered Trademark-structured cabling systems and our wireless local area networking products from Lucent for resale, and we also have purchased some semiconductor components directly from Lucent. At the distribution, we entered into agreements with Lucent to procure these products. If, for any reason, Lucent stops selling these products to us at commercially reasonable prices, we could experience significant delays and cost increases, as well as product image problems. Any of these problems could damage relationships with current or prospective customers and distribution partners, which could adversely affect our operating results in a given period and impair our ability to generate future sales.

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THE TERMS OF OUR SEPARATION FROM LUCENT, ANTI-TAKEOVER PROVISIONS OF OUR
RESTATED CERTIFICATE OF INCORPORATION AND BY-LAWS, OUR RIGHTS AGREEMENT AND PROVISIONS OF DELAWARE LAW COULD DELAY OR PREVENT A CHANGE OF CONTROL THAT YOU MAY FAVOR

    Under the terms of the contribution and distribution agreement between us and Lucent, if a change of control of us occurs during the three years following the distribution, Lucent could terminate or cause us to reconvey some of the rights granted under the agreements that we have entered into with Lucent, including important intellectual property rights. Under this agreement, a change of control means the consummation of a merger or consolidation of all of our company, a sale or other disposition of all or substantially all of our assets, the acquisition of 40% or more of our voting stock or changes in the composition of a majority of our board of directors, which are not supported by our current board of directors. This may discourage a change of control transaction during that period.

    Provisions of our restated certificate of incorporation and bylaws, our rights agreement and provisions of applicable Delaware law may discourage, delay or prevent a merger or other change of control that shareowners may consider favorable or may impede the ability of the holders of our common stock to change our management. The provisions of our restated certificate of incorporation and bylaws, among other things:

    - divide our board of directors into three classes, with members of each class to be elected in staggered three-year terms;

    - limit the right of stockholders to remove directors;

    - regulate how stockholders may present proposals or nominate directors for election at annual meetings of stockholders; and

    - authorize our board of directors to issue preferred stock in one or more series, without stockholder approval.

    Also, acquisition of our stock could trigger the application of
Section 355(e) of the Internal Revenue Code. Under the tax sharing agreement we would be required to indemnify Lucent for the resulting tax and this indemnity obligation might discourage, delay or prevent a change of control that stockholders many consider favorable.

                         RISKS RELATED TO THE OFFERING

THERE IS NO TRADING MARKET FOR THE LYONS AND ONE MAY NOT DEVELOP

    The LYONs comprise a new issue of securities for which there is currently no public market. We cannot assure you that a secondary market will develop or, if a secondary market does develop, that it will provide holders of the LYONs with liquidity of investment or that it will continue for the life of the LYONs. Although we intend to file an application to list the LYONs on the NYSE, we cannot assure you that our application will be accepted or that, if accepted, the LYONs will not later be delisted or that trading in the LYONs on the NYSE will not be suspended. If the LYONs are not listed or traded on any securities exchange or trading market, or if trading of the LYONs is suspended, pricing information for the LYONs may be more difficult to obtain, and the price and liquidity of the LYONs may be adversely affected.

THE TRADING VALUE OF THE LYONS WILL BE SIGNIFICANTLY AFFECTED BY THE PRICE OF OUR COMMON STOCK

    The market price of the LYONs is expected to be significantly affected by the market price of our common stock. This may result in greater volatility in the trading value of the LYONs than would be expected for nonconvertible debt securities that we may issue. The market price for our common stock may be affected by a number of factors, including the following:

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    BECAUSE OUR COMMON STOCK MAY BE CONSIDERED A TECHNOLOGY STOCK, THE MARKET
    PRICE MAY BE VOLATILE

    The market price of our common stock could fluctuate significantly for many reasons, including in response to the risk factors discussed in this prospectus supplement or for reasons unrelated to our specific performance or prospects. In recent years, the stock market has experienced a high level of price volatility and market prices for the stock of many companies, particularly technology companies, have experienced price fluctuations that have not necessarily been related to the operating performance or prospects of such companies. We may be considered a technology company and, accordingly, the market price of our common stock may be more likely to experience extreme volatility.

    A NUMBER OF OUR SHARES ARE OR WILL BE ELIGIBLE FOR FUTURE SALE, WHICH MAY CAUSE OUR STOCK PRICE TO DECLINE

    Any sales of substantial amounts of our common stock in the public market or the exercise of substantial amounts of options or warrants to purchase shares of our common stock or the conversion of the 4,000,000 shares of our Series B convertible participating preferred stock or the LYONs offered by this prospectus supplement, or the perception that such sales, exercises or conversions might occur, could cause the market price of our common stock to decline. As of September 30, 2001, 286,851,934 shares of our common stock were outstanding. An additional 53,900,884 shares may be issued in the future upon exercise of options granted and the vesting of restricted stock units granted. These shares have been registered under the Securities Act and, therefore, will be freely tradeable when issued.

    OUR QUARTERLY FINANCIAL RESULTS ARE SUBJECT TO SIGNIFICANT FLUCTUATIONS THAT COULD CAUSE OUR STOCK PRICE TO DECLINE

    Our quarterly financial results vary significantly from quarter to quarter, primarily because the compensation system for our sales force focuses on achieving full year results and because the buying behavior of many of our customers fluctuates based on their fiscal year. Because of these fluctuations, it is difficult to predict our future performance based on past performance or period-to-period comparisons of our operating results. If our operating results for a particular period fail to meet the expectations of public market analysts and investors that are based on our past performance or on period-to-period comparisons of our operating results, the price of our common stock may decline.

THE LYONS ARE EFFECTIVELY SUBORDINATED TO ANY SECURED INDEBTEDNESS OF OURS AND TO THE INDEBTEDNESS AND OTHER LIABILITIES OF OUR SUBSIDIARIES

    The LYONs will be unsecured obligations and will rank equal in right of payment to all of Avaya's other unsecured and unsubordinated indebtedness. The LYONs will be effectively subordinated to any of our secured indebtedness to the extent of the security and to the liabilities, including trade payables, of our subsidiaries. The incurrence of indebtedness and other liabilities by our subsidiaries could adversely affect our ability to pay our obligations on the LYONs. We anticipate that from time to time our subsidiaries will incur indebtedness and other liabilities.

WE MAY NOT HAVE THE ABILITY TO RAISE THE FUNDS NECESSARY TO FINANCE THE CHANGE IN CONTROL OFFER OR THE REPURCHASE REQUIRED BY THE INDENTURE

    On October 31, 2004, 2006 and 2011, holders of LYONs may require us to purchase their LYONs. However, it is possible that we would not have sufficient funds at that time to make the required purchase of LYONs. We may be required to pay all or a portion of the purchase price in shares of common stock, subject to satisfying the conditions in the indenture for making such payments. If we were unable to satisfy the conditions in the indenture to use common stock to pay the purchase price, we could be in default of our obligations on the LYONs. In addition, if a holder requires us to purchase all or a portion of its LYONs and we elect to deliver common stock in satisfaction of our

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obligations but fail to deliver such common stock, and we then become the subject of bankruptcy proceedings, a holder may not be able to rescind its notice obligating us to purchase all or a portion of its LYONs, and a holder's claim may be subordinated to all of our existing and future obligations. See "Description of LYONs--Purchase of LYONs at the Option of Holder."

    In addition, upon the occurrence of certain specific kinds of change in control events occurring on or before October 31, 2004, holders may require us to purchase for cash all or any portion of their LYONs. However, it is possible that we will not have sufficient funds at such time to make the required repurchase of LYONs or that restrictions in our credit facility or other indebtedness will not allow such repurchases. In addition, certain important corporate events, such as leveraged recapitalizations that would increase the level of our indebtedness, would not constitute a "change in control" under the indenture. See "Description of LYONs--Change in Control Permits Purchase of LYONs at the Option of the Holder."

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                           FORWARD LOOKING STATEMENTS

    This prospectus supplement and the accompanying prospectus contain and incorporate by reference forward looking statements that are based on current expectations, estimates, forecasts and projections about the industries in which we operate, management's beliefs and assumptions made by management. Such statements include, in particular, statements about our plans, strategies and prospects. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," variations of such words and similar expressions are intended to identify such forward looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions, which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward looking statements. Except as required under the federal securities laws and the rules and regulations of the Securities and Exchange Commission, we do not have any intention or obligation to update publicly any forward looking statements after they are made, whether as a result of new information, future events or otherwise.

    Important factors that could cause actual outcomes and results to differ materially from the forward looking statements we make or incorporate by reference in this prospectus supplement or the accompanying prospectus include the factors described under "Risk Factors" above, factors described in our other filings with the SEC and the following factors:

    - increasing price and product and services competition by U.S. and foreign competitors, including new entrants;

    - rapid technological developments and changes and our ability to continue to introduce competitive new products and services on a timely, cost-effective basis in commercially available quantities;

    - risks related to the September 11, 2001 terrorist attacks on the United States;

    - our mix of products and services;

    - our ability to achieve lower costs and expenses;

    - our ability to attract and retain talent in key technological areas;

    - our ability to form and implement alliances and address gaps in technology;

    - customer demand for our products and services;

    - our ability to market our products and services effectively;

    - our ability to negotiate acquisitions and dispositions and to successfully integrate acquired companies;

    - U.S. and foreign governmental and public policy changes that may affect the level of new investments and purchases made by customers;

    - changes in environmental and other U.S. and foreign governmental regulations;

    - our ability to protect our intellectual property rights;

    - our ability to realize cost savings from our manufacturing outsourcing initiative;

    - the outcome of pending and future litigation, including class actions, and governmental proceedings; and

    - the continued availability of financing, in the amounts, at the times and on the terms required to support our future operations.

    These are representative of the factors that could cause actual outcomes and results to differ from the forward looking statements contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. In addition, such statements could be affected by general industry and market conditions and growth rates, economic conditions worldwide and other future factors.

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                                     AVAYA

    Avaya Inc. is a leading provider of communications systems and software for enterprises, including businesses, government agencies and other organizations. We offer voice, converged voice and data, customer relationship management, messaging, multi-service networking and structured cabling products and services. Multi-service networking products are those products that support network infrastructures which carry voice, video and data traffic over any of the protocols, or set of procedures, supported by the Internet on local area and wide area data networks. A structured cabling system is a flexible cabling system designed to connect phones, workstations, personal computers, local area networks and other communications devices through a building or across one or more campuses. We are a worldwide leader in sales of messaging and structured cabling systems and a U.S. leader in sales of enterprise voice communications and call center systems. We are not a leader in multi-service networking products or converged voice or data products. We have entered these product areas relatively recently and our multi-service networking product portfolio is less complete than the portfolios of some of our competitors. We are implementing a strategy focused on these products.

    We support our broad customer base with comprehensive global service offerings, including remote diagnostics testing of our advanced systems, installation of our products, on-site repair and maintenance. We also offer professional services for customer relationship management and unified communications and services for the outsourcing of messaging and other portions of an enterprise's communications systems.

    We aggregate our businesses into three reportable segments:

COMMUNICATION SOLUTIONS SEGMENT

    We offer a broad array of communications systems, software and services that enable enterprises to communicate with their customers, suppliers, partners and employees through voice, Web, electronic mail, facsimile, Web chat sessions and other forms of communication, across an array of devices. These devices include telephones, computers, mobile phones and personal digital assistants. We classify these products and services as Enterprise Voice Communications Systems, Communications Applications and Multi-service Networking. In addition, we offer Avaya Hosted Solutions, a full suite of hosted solutions for next generation service providers.

    ENTERPRISE VOICE COMMUNICATIONS SYSTEMS. We are a U.S. leader in sales of enterprise voice communications products. We offer a broad range of systems to satisfy the communications needs of a diverse group of enterprises. We market systems designed for under five users, as well as systems that can be networked to accommodate an almost unlimited number of users. Our systems are generally designed to allow an enterprise to add or remove users and activate additional features as its communications requirements change.

    Our most advanced system is our DEFINITY-Registered Trademark- Enterprise Communications Server, which is offered in a variety of configurations in approximately 90 countries. Our DEFINITY product line is a family of products that provides for a reliable network for voice communication, which offers integration with an enterprise's data network. We also offer advanced voice systems under the Enterprise Class Internet Protocol Solutions, or ECLIPS, family of products, which include the Avaya IP Communication Server, the Avaya Remote Office Communicator, Avaya IP telephones and Softphones, and the Avaya Enterprise Directory Gateway. Internet Protocol, or IP, is a type of protocol, or set of procedures, for the formatting and timing of data transmission between two pieces of equipment. Primarily in Europe, Australia and Japan we offer two other advanced systems, the INDeX-TM- and Alchemy-TM- product lines.

    In addition to our advanced systems, we offer two primary voice communication systems, Merlin Magix-TM- and Partner-Registered Trademark-.

    COMMUNICATIONS APPLICATIONS PRODUCTS. We offer a broad range of applications products designed to enhance an enterprise's interactions with its customers, suppliers, partners and employees. These products include our customer relationship management and voice and unified messaging solutions. Our product offering can be implemented for specific, stand-alone functionality and can also be implemented in combinations with broader solutions.

    Our core customer relationship management product offerings are software and hardware systems and software applications for customer contact centers (including all centers), which are the foundation of many customer relationship management solutions. Avaya CRM delivers personalized, customer-focused solutions addressing a variety of business problems. Avaya CRM provides these solutions to customers through a broad range of products that feature customer relationship management software, hardware and services.

    We offer a wide variety of voice messaging and unified messaging solutions designed to serve the telephone call answering, voice, facsimile and unified messaging communications needs of enterprises. These products are marketed under a number of brands, including our primary brands, Octel-Registered Trademark-messaging and INTUITY-TM- AUDIX-Registered Trademark- messaging systems. The Avaya Unified Messenger-Registered Trademark- system, developed in cooperation with Microsoft Corporation, is a unified messaging system software solution that stores voice and facsimile messages directly in a user's Microsoft Exchange electronic mailbox and enables user access to this mailbox by telephone or fax machine or a Microsoft Exchange interface on the user's personal computer.

    MULTI-SERVICE NETWORK INFRASTRUCTURES. We offer a portfolio of products, which carry voice, video and data traffic over any of the protocols supported by the Internet on local area networks, wide area networks and wireless networks.

    Our products include our Cajun-TM- family of switches for local area networks and Avaya CajunRules-TM- policy management software. Our Cajun family of switches also support additional advanced applications, such as switch monitoring, known as SMON, the industry standard network monitoring software for switched network infrastructures, which was developed by Lucent. SMON is an open standard application which allows simultaneous real time monitoring of traffic across multiple switches in a network. SMON enables network managers to review global traffic across an entire network as well as individual connectivity between two users.

    AVAYA HOSTED SOLUTIONS. As enterprises adopt and operationalize their eBusiness strategies, they are increasingly turning to service providers to assist them with outsourcing, or managed services. To capitalize on this fast-growing trend, Avaya offers a full suite of hosted solutions for next generation service providers.

    Avaya Hosted Solutions offer communications solutions, an emerging category of hosted applications that allow application service providers, Internet service providers, building service providers and other next generation service providers to expand their services beyond Web hosting to include a broad array of communications applications, including hosted IP telephony, contact centers, messaging, and collaboration, which are fully integrated over a highly-reliable and secure multi-service infrastructure. These eBusiness communications solutions are complete, integrated solutions that enable service providers to quickly deliver a comprehensive set of communications features to enterprises while simultaneously reducing the complexity of their own implementation and time to market. Avaya currently offers Hosted IP Telephony, Hosted Virtual Telephony, Hosted Contact Center and Hosted Collaboration Solutions.

SERVICES SEGMENT

    We support our customers with comprehensive global service offerings, including remote diagnostics testing of our advanced systems, installation of our products, on-site repair and maintenance. We believe our global service organization is an important consideration for customers purchasing our systems and software and is a source of significant revenue for us, primarily from maintenance contracts. We also offer professional services for customer relationship management, converged voice and data networks, unified communications and value-added services for the outsourcing of messaging and other portions of an enterprise's communications system.

CONNECTIVITY SOLUTIONS SEGMENT

    We market structured cabling systems primarily to enterprises of various sizes for wiring phones, workstations, personal computers, local area networks and other communications devices through their buildings or across their campuses and central offices of service providers, such as telephone companies or Internet service providers. We also offer electronic cabinets to enclose an enterprise's electronic devices and equipment.

    We are a worldwide leader in sales of structured cabling systems to enterprises. We market our structured cabling systems under the SYSTIMAX-Registered Trademark- and ExchangeMAX-Registered Trademark- product lines.

BACKGROUND

    We were incorporated under the laws of the State of Delaware under the name "Lucent EN Corp." on February 16, 2000, as a wholly-owned subsidiary of Lucent. As of June 27, 2000, our name was changed to "Avaya Inc." On September 30, 2000, Lucent contributed its enterprise networking business to us and distributed all of the outstanding shares of our capital stock to its shareowners. Lucent was formed from the systems and technology units that were formerly a part of AT&T Corp. and the research and development capabilities of Bell Laboratories. On September 30, 1996, Lucent became independent of AT&T when AT&T distributed all its Lucent shares to its shareowners in a tax-free spinoff.

    Prior to the distribution, we had no material assets or activities as a separate corporate entity and operated as part of Lucent. Following the distribution, we became an independent public company, and Lucent has no continuing stock ownership interest in us. Prior to the distribution, we entered into several agreements with Lucent relating to, among other things, intellectual property, interim services and a number of on-going commercial relationships, including product supply arrangements.

    In connection with the distribution, Lucent assigned to us its rights to a number of patents, trademarks, copyrights, trade secrets and other intellectual property directly related to and important to our business. In addition, Lucent and its subsidiaries have also granted rights and licenses to those of their patents, trademarks, copyrights, trade secrets and other intellectual property, which enable us to manufacture, market and sell all our products. Further, Lucent has conveyed to us numerous sublicenses under patents of third parties. We have entered into a cross license with Lucent in connection with certain patents and technology. Lucent has assigned to us in excess of 1,500 U.S. patents and patent applications and their respective corresponding foreign patents and patent applications, as well as numerous trademarks, both in the United States and in foreign countries. The transferred trademarks are the primary trademarks used in the sale of our products and services, except for the Lucent and Bell Laboratories names. In connection with our separation from Lucent, we engaged in a comprehensive review of our operations, including our organizational structure, products and services and market segments, with a view toward improving our profitability and our business performance in the near term. As a result of this review, we adopted a restructuring plan, with an associated restructuring charge, in the fourth quarter of fiscal year 2000. As a result of our restructuring plan and strategic initiatives, we intend to:

    - reduce our costs of products and services;

    - reduce our corporate overhead expenses;

    - increase our investment in research and development;

    - implement a tax strategy tailored to our operations as a stand-alone company; and

    - increase our revenue growth by focusing our sales and product development efforts on the higher growth segments of our market.

    An important component of our strategy is to market our advanced enterprise communications products as essential components of comprehensive eBusiness communications solutions. We believe the following trends are driving the deployment of these advanced communications products:

    - the adoption of eBusiness strategies by enterprises;

    - increased focus on customer relationship management;

    - the extension of enterprises beyond their physical facilities to meet the flexibility, speed to market and reach requirements needed to compete in a global economy, due to the growth of eBusiness and advances in networking and software applications; and

    - the evolution toward converged voice and data networks.

    We have been experiencing declines in revenue from our traditional business, enterprise voice communications products, and if we do not successfully implement our strategy to expand our sales in market segments with higher growth rates, our revenue may continue to decline. Our strategy requires us to significantly change our focus in order to concentrate on the development and marketing of eBusiness solutions, and the uncertainty regarding this new market opportunity may result in a decrease in our revenue and profitability. In addition, we assumed a significant amount of debt in connection with our separation from Lucent and we may substantially increase our debt in the future, which could subject us to various restrictions and higher interest costs, and decrease our profitability.

                                USE OF PROCEEDS

    We expect to receive aggregate net proceeds from the sale of the LYONs of approximately $389,001,667 (approximately $447,351,680 if Merrill Lynch exercises its overallotment option in full), after deducting the underwriting discount and estimated offering expenses payable by us. We will use all of the proceeds to refinance a portion of our outstanding commercial paper. As of September 30, 2001, our commercial paper had a weighted average interest rate of approximately 3.9%.

                                 CAPITAL STOCK

TERMS OF OUR CAPITAL STOCK

    Under our restated certificate of incorporation, we are authorized to issue up to 1,500,000,000 shares of common stock, par value $0.01 per share and 200,000,000 shares of preferred stock, par value $1.00 per share. As of September 30, 2001, 286,851,934 shares of our common stock were outstanding. Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V. and Warburg, Pincus Netherlands Equity Partners III, C.V. (collectively, the "Warburg Funds") own 4,000,000 shares of our Series B convertible participating preferred stock and warrants to purchase 12,391,079 shares of our common stock. The Warburg Funds have pre-emptive rights in connection with their ownership, which entitle them to purchase additional shares in connection with certain public or nonpublic offerings of our common stock solely for cash in capital-raising transactions. For a description of our common stock, see "Description of Capital Stock--Our Common Stock" in the accompanying prospectus and our restated certificate of incorporation, which is filed as an exhibit to the registration statement of which the accompanying prospectus is a part.

COMMON STOCK PRICE RANGE

    Our common stock is listed on the NYSE under the symbol "AV." The following table sets forth the range of the high and low sale prices, as reported on the NYSE Composite Tape, for the periods indicated:

                                                                  PRICE RANGE
                                                              -------------------
FISCAL QUARTER                                                  HIGH       LOW
--------------                                                --------   --------
2000(1)
    Fourth Quarter (September 18, 2000 through
      September 30, 2000)...................................   $26.00     $18.81
2001
    First Quarter...........................................   $22.94     $10.00
    Second Quarter..........................................   $19.24     $ 9.88
    Third Quarter...........................................   $17.06     $10.30
    Fourth Quarter..........................................   $14.40     $ 9.39

2002
    First Quarter (through October 25, 2001)................   $11.97     $ 9.10

------------------------

(1) Our common stock began "when issued trading" on September 18, 2000 and began "regular way trading" on September 30, 2000.

    On October 25, 2001, the reported last sale price per share of our common stock on the NYSE was $9.40 per share.

    There were approximately 1,092,047 registered holders of our common stock as of September 30, 2001.

DIVIDENDS

    We have established plans to pay a dividend on shares of our common stock. The amount and timing of the dividend payment will be determined by our board of directors at a future date.

                                 CAPITALIZATION

    The following table sets forth our consolidated capitalization as of June 30, 2001, on a historical basis and as adjusted to give effect to the offering and the application of the aggregate net proceeds, assuming Merrill Lynch does not exercise its overallotment option. This table should be read in conjunction with "Selected Financial and Other Data", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes included or incorporated by reference in this prospectus supplement and the accompanying prospectus.

                                                               AS OF JUNE 30, 2001
                                                              ----------------------
                                                               ACTUAL    AS ADJUSTED
                                                              --------   -----------
                                                                   (UNAUDITED)
                                                              (DOLLARS IN MILLIONS)
Cash and cash equivalents...................................   $  243       $  243
                                                               ------       ------

SHORT-TERM DEBT:
  Current portion of long-term debt.........................       15           15
                                                               ------       ------

LONG-TERM DEBT:
  Long-term debt (commercial paper)(a)......................      638          249
  LYONs offered hereby......................................       --          400
                                                               ------       ------
    Total debt..............................................      653          664
                                                               ------       ------
Series B convertible participating preferred stock, $1.00
  par value, 4,000,000 shares authorized, issued and
  outstanding...............................................      388          388
                                                               ------       ------

STOCKHOLDERS' EQUITY:
  Series A junior participating preferred stock, $1.00 par
    value,
    7,500,000 shares authorized;
    none issued and outstanding, actual and as adjusted.....       --           --
  Common stock, $0.01 par value,
    1.5 billion shares authorized;
    285,409,435 shares issued and outstanding, actual and as
    adjusted(b).............................................        3            3
  Additional paid-in capital................................      892          892
  Retained earnings (deficit)...............................      (44)         (44)
  Accumulated other comprehensive loss......................      (48)         (48)
                                                               ------       ------
    Total stockholders' equity..............................      803          803
                                                               ------       ------

TOTAL CAPITALIZATION........................................   $1,844       $1,855
                                                               ======       ======

------------------------

(a) Commercial paper outstanding as of June 30, 2001, was classified as long-term debt since it is supported by our five-year credit facility and we intend to re-issue commercial paper on a long-term basis or until we can refinance the debt.

(b) Does not include 30,724,428 shares of common stock reserved for issuance upon conversion of the LYONs offered hereby (35,333,073 shares if Merrill Lynch exercises its overallotment option in full) and 29,146,480 shares of common stock issuable upon conversion of the Series B convertible participating preferred stock as of June 30, 2001, the exercise of the warrants held by the Warburg Funds and options held by employees which were exercisable on or within sixty days of June 30, 2001.

                       SELECTED FINANCIAL AND OTHER DATA

    The following table sets forth selected financial and other data derived from our unaudited consolidated financial statements as of and for the nine month periods ended June 30, 2001 and 2000, and our audited consolidated financial statements as of and for the fiscal years ended September 30, 2000, 1999 and 1998. In our opinion, all adjustments, which consist only of normal and recurring accruals, considered necessary for a fair presentation have been included in our unaudited consolidated financial statements. The selected financial and other data for the periods prior to the distribution may not be indicative of our future performance as an independent company. The selected financial and other data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes included or incorporated by reference in this prospectus supplement and the accompanying prospectus.

                                                      NINE MONTHS ENDED                   YEAR ENDED
                                                           JUNE 30,                     SEPTEMBER 30,
                                                    ----------------------      ------------------------------
                                                      2001        2000(6)       2000(6)      1999       1998
                                                    --------      --------      --------   --------   --------
                                                         (UNAUDITED)
                                                        (IN MILLIONS)                   (IN MILLIONS)
STATEMENTS OF OPERATIONS:
  Revenue.........................................   $5,351        $5,694        $7,732     $8,268     $7,754
  Costs...........................................    3,044         3,261         4,483      4,564      4,107
                                                     ------        ------        ------     ------     ------
  Gross margin....................................    2,307         2,433         3,249      3,704      3,647
                                                     ------        ------        ------     ------     ------
  Operating expenses
    Selling, general and administrative...........    1,606         1,801         2,540      2,795      2,609
    Business restructuring and related charges....      271            --           684         --         --
    Research and development......................      428           350           468        540        423
    Purchased in-process research and
      development.................................       32            --            --         --        306
                                                     ------        ------        ------     ------     ------
  Total operating expenses........................    2,337         2,151         3,692      3,335      3,338
  Operating income (loss).........................      (30)          282          (443)       369        309
  Other income, net...............................       31            54            71         28         25
  Interest expense................................      (30)          (59)          (76)       (90)       (94)
                                                     ------        ------        ------     ------     ------
  Income (loss) before income taxes...............      (29)          277          (448)       307        240
  Provision (benefit) for income taxes............       (5)          109           (73)       121        197
                                                     ------        ------        ------     ------     ------
  Income (loss) before cumulative effect of
    accounting change.............................      (24)          168          (375)       186         43
  Cumulative effect of accounting change (net of
    income taxes of $62)..........................       --            --            --         96         --
                                                     ------        ------        ------     ------     ------
  Net income (loss)...............................   $  (24)       $  168        $ (375)    $  282     $   43
                                                     ======        ======        ======     ======     ======

OTHER DATA:
  Capital expenditures............................   $  214        $  204        $  499     $  202     $  197
  Depreciation and amortization...................      198           160           220        212        193
  EBITDA(1).......................................      168           442          (223)       581        502
  Adjusted EBITDA(2)..............................      513           436           528        358        674
  Ratio of earnings to fixed charges(3)...........      N/A(4)        3.6           N/A(5)     3.2        2.9
  Ratio of earnings to combined fixed charges and
    preferred stock accretion(3)..................      N/A(4)        3.6           N/A(5)     3.2        2.9

                                                                                       AS OF
                                                                                   SEPTEMBER 30,
                                                              AS OF        ------------------------------
                                                          JUNE 30, 2001      2000       1999       1998
                                                         ---------------   --------   --------   --------
                                                           (UNAUDITED)
                                                                          (IN MILLIONS)
BALANCE SHEET DATA:
  Cash.................................................       $  243        $  271     $  194     $  107
  Total assets.........................................        4,716         5,037      4,239      4,177
  Total debt...........................................          653           793         10         14
  Series B convertible participating preferred stock...          388            --         --         --
  Stockholders' equity.................................          803           764      1,817      1,795

--------------------------

(1) We define "EBITDA" for this purpose as operating income plus depreciation and amortization. Although EBITDA is not recognized under generally accepted accounting principles, it is accepted by the industry as a generally recognized measure of performance and is used by analysts who report publicly on the condition and performance of companies in our industry. For the foregoing reasons, we believe that EBITDA is useful to investors. However, investors should not consider EBITDA to be an alternative to operating income as determined in accordance with generally accepted accounting principles, an alternative to cash flows from operating activities (as a measure of liquidity) or an indicator of our performance under generally accepted accounting principles.

(2) For the periods presented, we recorded certain charges and revenues that have been excluded for the purpose of calculating "adjusted EBITDA". For the nine months ended June 30, 2001, adjusted EBITDA excludes $134 million of business restructuring costs associated with our contract manufacturing transaction with Celestica, a related $20 million asset impairment charge, $117 million of one-time charges and $42 million of start-up charges primarily associated with the distribution, and a $32 million write-off of purchased in-process research and development costs associated with our acquisitions of VPNet Technologies, Inc. and Quintus Corporation. For the nine months ended June 30, 2000, adjusted EBITDA excludes $6 million in income from the results of the wire installation business we exited during the period.

    Adjusted EBITDA for the fiscal year ended September 30, 2000 excludes the item excluded for the nine months ended June 30, 2000, which totaled
    $6 million for the fiscal year, as well as $595 million related to our business restructuring reserve, $89 million of one-time charges and $73 million of start-up charges associated with the distribution.

    For the fiscal year ended September 30, 1999, adjusted EBITDA excludes $166 million in income associated with the results and sale of our lease business, $24 million in income related to the results from the wire installation business and the $33 million reversal of a restructuring reserve. Adjusted EBITDA for the fiscal year ended September 30, 1998 excludes $84 million in income from the results of our lease business, $27 million in income related to the results from the wire installation business and a $23 million reversal of a restructuring reserve, as well as $306 million related to the write-off of purchased in-process research and development costs associated with our acquisitions of Lannet Ltd., SDX Business Systems PLC and Prominet Corporation.

(3) For purposes of determining the ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock accretion, earnings are defined as income (loss) from continuing operations before income taxes, less interest capitalized. Fixed charges consist of interest expense on all indebtedness and that portion of operating lease rental expense that is representative of the interest factor. Because there was no preferred stock accretion during the periods presented other than the nine months ended
    June 30, 2001, the ratio of earnings to combined fixed charges and preferred stock accretion is identical to the ratio of earnings to fixed charges for each such period.

(4) For the nine months ended June 30, 2001, earnings available are inadequate to cover fixed charges and combined fixed charges to preferred stock accretion by $33 million and $57 million, respectively.

(5) For the year ended September 30, 2000 earnings available are inadequate to cover fixed charges and combined fixed charges and preferred stock accretion by $450 million.

(6) Certain prior year amounts have been reclassified to conform to the current interim period presentation.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

    The following section should be read in conjunction with the consolidated financial statements and related notes as of and for the three and nine months ended June 30, 2001 incorporated by reference in this prospectus supplement and the accompanying propectus. The following discussion contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements made that are not historical facts are forward-looking and are based on estimates, forecasts and assumptions involving risks and uncertainties that could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements.

    The risks and uncertainties referred to above include, but are not limited to, the factors described under "Risk Factors" and "Forward Looking Statements" in this prospectus supplement, the accompanying prospectus and our other SEC filings.

    Our unaudited consolidated financial statements as of June 30, 2001 and for the three and nine months ended June 30, 2001 and 2000 incorporated by reference in this prospectus supplement and the accompanying prospectus, have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial statements and the rules and regulations of the SEC for interim financial statements, and should be read in conjunction with our Annual Report on Form 10-K for the fiscal year ended September 30, 2000. In our opinion, the unaudited interim consolidated financial statements reflect all adjustments, consisting of normal and recurring adjustments, necessary for a fair presentation of the financial condition, results of operations and cash flows for the periods indicated. Certain prior year amounts have been reclassified to conform to the current interim period presentation. The consolidated results of operations for the interim periods reported are not necessarily indicative of the results to be experienced for the entire fiscal year.

OVERVIEW

    We are a leading provider of communications systems and software for enterprises, including businesses, government agencies and other organizations. We offer voice, converged voice and data, customer relationship management, messaging, multi-service networking and structured cabling products and services. Multi-service networking products are those products that support network infrastructures which carry voice, video and data traffic over any of the protocols, or set of procedures, supported by the Internet on local area and wide area data networks. A structured cabling system is a flexible cabling system designed to connect phones, workstations, personal computers, local area networks and other communications devices through a building or across one or more campuses. We are a worldwide leader in sales of messaging and structured cabling systems and a U.S. leader in sales of enterprise voice communications and call center systems. We are not a leader in multi-service networking products or in converged voice and data products. We have entered these product areas relatively recently, and our multi-service networking product portfolio is less complete than the portfolios of some of our competitors. We are implementing a strategy focused on these products.

    We report our operations in three segments: Communications Solutions, Services and Connectivity Solutions. The Communications Solutions segment represents our core business, comprised of our enterprise voice communications systems and software, communications applications, professional services for customer and enterprise relationship management, multi-servicing networking products and product installation services. The purchase prices of our products typically include installation costs, which are included in the Communications Solutions segment. The Services segment represents our maintenance, value-added and data services. The Connectivity Solutions segment represents our structured cabling systems and our electronic cabinets. The costs of shared services and other corporate center operations managed on a common basis represent business activities that do not qualify for separate operating segment reporting and are aggregated in the Corporate and other category.

    We have been experiencing declines in revenue from our traditional business, enterprise voice communications products. We expect, based on various industry reports, the growth rate of the market segments for these traditional products to be extremely low. We are implementing a strategy to capitalize on the higher growth opportunities in our market, such as eBusiness communications solutions, including converged voice and data products. By eBusiness, we mean the internal and external use of communications tools and electronic networks, to interact, collaborate and transact business with an enterprise's customers, suppliers, partners and employees. This strategy requires us to make a significant change in the direction and strategy of our company to focus on the development and sales of these advanced products. The success of this strategy, however, is subject to many risks, including risks that:

    - we do not develop new products or enhancements to our current products on a timely basis to meet the changing needs of our customers;

    - customers do not accept our products or new technology or industry standards develop that make our products obsolete; or

    - our competitors introduce new products before we do and achieve a competitive advantage by being among the first to market.

    In addition, the September 11, 2001 terrorist attacks against the United States and the national and global response to these terrorist attacks may continue to create widespread business uncertainty, which may continue to result in delays in purchasing decisions.

    Our traditional enterprise voice communications products and our eBusiness solutions are a part of our Communications Solutions segment. If we are unsuccessful in implementing our strategy, the contribution to our results from Communications Solutions may decline, reducing our overall profitability, thereby requiring a greater need for external capital resources.

    Our revenues for the fourth quarter of fiscal 2001 were $1.442 billion, or approximately 29% below revenues for the fourth quarter of fiscal 2000, driven primarily by delays in customer purchases of traditional voice products and a year over year decline in Connectivity Solutions revenues primarily from service provider customers. For fiscal year ended September 30, 2001, our revenues were $6.793 billion, or approximately 12.1% below revenues for the fiscal year ended September 30, 2000. The full text of the press release announcing Avaya's financial results for the quarter and fiscal year ended September 30, 2001 was filed as an exhibit to Avaya's Current Report on Form 8-K dated October 24, 2001.

    The following table sets forth the allocation of our revenue among our operating segments, expressed as a percentage of total external revenue, excluding corporate and other revenue:

                                                    THREE MONTHS           NINE MONTHS
                                                        ENDED                 ENDED
                                                      JUNE 30,              JUNE 30,
                                                 -------------------   -------------------
                                                   2001       2000       2001       2000
                                                 --------   --------   --------   --------
OPERATING SEGMENT:
  Communications Solutions.....................    47.9%      54.4%      50.1%      57.5%
  Services.....................................    30.4       26.1       29.0       25.5
  Connectivity Solutions.......................    21.7       19.5       20.9       17.0
                                                  -----      -----      -----      -----
      Total....................................   100.0%     100.0%     100.0%     100.0%
                                                  =====      =====      =====      =====

SEPARATION FROM LUCENT

    We were incorporated under the laws of the State of Delaware on February 16, 2000, as a wholly owned subsidiary of Lucent Technologies Inc. and our name was later changed to "Avaya Inc". On

September 30, 2000, under the terms of a contribution and distribution agreement between us and Lucent, Lucent contributed its enterprise networking business to us and distributed all of the outstanding shares of our capital stock to its shareowners. We refer to these transactions in this prospectus supplement as the contribution and the distribution. We had no material assets or activities until the contribution to us by Lucent of its enterprise networking businesses, which occurred immediately prior to the distribution. Lucent conducted such businesses through various divisions and subsidiaries. Following the distribution, we became an independent public company, and Lucent no longer has a continuing stock ownership interest in us. Prior to the distribution, we entered into several agreements with Lucent in connection with, among other things, intellectual property, interim services and a number of ongoing commercial relationships, including product supply arrangements. The interim services agreement had set forth charges generally intended to allow the providing company to fully recover the allocated direct costs of providing the services, plus all out-of-pocket costs and expenses, but without any profit. With limited exceptions, these interim services expired on March 31, 2001. The pricing terms for goods and services covered by the commercial agreements reflected current market prices at the time of the transaction.

    We have resolved substantially all of the contribution and distribution issues with Lucent that relate primarily to the settlement of certain obligations associated with the employees transferred to us by Lucent, receivables of our business, and the transfer of other assets and liabilities by Lucent to us. Accordingly, we had identified approximately $15 million recorded on our balance sheet, that was attributable primarily to certain accounts receivable balances due from Lucent and certain fixed assets, which we have subsequently agreed will remain with Lucent. Since these assets relate to the original capital contribution by Lucent, we have reduced additional paid-in capital for the net effect of these adjustments, which is reflected in our consolidated balance sheet as of June 30, 2001.

    In addition, Avaya and Lucent have amended the contribution and distribution agreement to remove the provisions restricting us from entering into strategic alliances with Nortel Networks Corporation and Cisco Systems, Inc.

    In connection with the distribution, we recorded estimates in our balance sheet at September 30, 2000 in prepaid benefit assets and accrued benefit obligations of various existing Lucent benefit plans related to employees for whom we assumed responsibility. Following a review that was conducted by an independent actuarial consulting firm, we received a final valuation that provides for a reduction of approximately $30 million in our net benefit assets. In the fourth quarter of fiscal 2001, we recorded the effect of this adjustment to additional paid-in capital because the transfer of the net benefit assets relates to the original capital contribution from Lucent.

    Our unaudited consolidated financial statements for the three and nine months ended June 30, 2000 reflect the historical results of operations and cash flows of the businesses transferred to us from Lucent as part of the contribution. These consolidated financial statements may not necessarily reflect our results of operations and cash flows in the future or what our results of operations and cash flows would have been had we been a stand-alone company during this period.

BUSINESS RESTRUCTURING AND RELATED CHARGES

    In September 2000, we adopted a restructuring plan to improve profitability and business performance as a stand-alone company and recorded a pretax charge of $520 million of which $21 million in payments, primarily related to employee separation costs, were made during fiscal 2000 to reduce the related reserve. Components of the business restructuring costs, as well as amounts and adjustments recorded to the related reserve as of June 30, 2001, were as follows:

                                                          NET
                                                    ADJUSTMENTS MADE     EXPENDITURES
                                  RESERVE BALANCE   DURING THE NINE     MADE DURING THE    RESERVE BALANCE
                                       AS OF          MONTHS ENDED     NINE MONTHS ENDED        AS OF
                                   SEPTEMBER 30,        JUNE 30,           JUNE 30,           JUNE 30,
                                       2000               2001               2001               2001
                                  ---------------   ----------------   -----------------   ---------------
                                                           (DOLLARS IN MILLIONS)
Employee separation costs.......       $345               $(21)              $(219)             $105
Lease obligations...............        127                 --                 (46)               81
Other related exit costs........         27                 --                  (3)               24
                                       ----               ----               -----              ----
Total...........................       $499               $(21)              $(268)             $210
                                       ====               ====               =====              ====

    In the second quarter of fiscal 2001, as part of our overall restructuring effort, we entered into an agreement to outsource most of our manufacturing of communication systems and software to Celestica Inc. We have substantially completed the outsourcing of our manufacturing operations in Westminster, Colorado and our repair and distribution operations located in Little Rock, Arkansas. Products currently manufactured in Shreveport, Louisiana are being transitioned to Westminster or other Celestica facilities. We expect all Shreveport operations to be phased out by the end of the first quarter of fiscal 2002.

    As a result of the outsourcing transaction, in the second quarter of fiscal 2001, we recorded a pretax charge of $134 million related to employee separation costs as a business restructuring and related charge in the Consolidated Statement of Operations. The $134 million charge resulted in a $34 million increase in the business restructuring reserve, a $69 million reduction in prepaid benefit costs for enhanced severance and pension benefits, and an increase of $31 million of post-retirement benefits other than pension included in benefit obligations. The charge for post-retirement benefits other than pension represents the cost of curtailment in accordance with SFAS 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits."

    In connection with the contract manufacturing transaction, previously accrued separation costs of $55 million for union-represented employees at Shreveport will be paid as enhanced severance benefits from existing pension and benefit assets and, accordingly, such amount was reclassified out of the business restructuring reserve. This $55 million reduction offset by the $34 million increase related to severance payments that will be made using cash resulted in a net adjustment of $21 million to the reserve in the second quarter of fiscal 2001.

    During the third quarter of fiscal 2001, in accordance with our plan to exit the Shreveport facility, we determined that the existing fixed assets will no longer be used to manufacture product at their intended capacity over their remaining useful lives and are not feasible to use as currently configured. Accordingly, we recorded a $20 million asset impairment charge related to the associated buildings, land and equipment that we expect to dispose of during fiscal 2002. The fair market value used to calculate the impairment charge was based on an independent third party appraisal. The impairment charge is included in business restructuring and related charges in the Consolidated Statement of Operations.

    Business restructuring costs that were accrued in September 2000 for employee separations related to approximately 3,750 union-represented and salaried employees, adjusted for approximately 1,150 employees related to the Shreveport location who were included in the contract manufacturing transaction. As of June 30, 2001, 3,662 of these employees worldwide have departed and were located predominately in the United States. In connection with the contract manufacturing transaction with

Celestica, approximately 1,930 union-represented and 430 salaried employees will receive involuntary employee termination benefits. As of June 30, 2001, approximately 1,482 employees have departed primarily at the Westminster and Little Rock locations. Employee separation payments that are included in the business restructuring reserve will be made either through lump sum or a series of payments extending over a period of up to two years from the date of departure at each employee's option.

    As of June 30, 2001, we vacated real estate locations consisting of approximately 596,000 square feet of excess manufacturing, distribution and administrative space, the cost of which is included in the business restructuring reserve. The vacated square footage does not include approximately
1.4 million square feet associated with the Westminster and Little Rock facilities since they were either sold or leased to Celestica in connection with the contract manufacturing transaction, and accordingly were not included in the reserve. Payments on lease obligations, which consist of real estate and equipment leases, will extend through 2003. We expect to pay the other related exit costs by the end of the current fiscal year.

    For the three and nine months ended June 30, 2001, we recorded incremental period costs of $46 million and $117 million, respectively, which are included in business restructuring and related charges in the Consolidated Statement of Operations, and are primarily associated with our separation from Lucent. These costs relate mostly to computer system transition costs such as data conversion activities, asset transfers, and training. We also recorded $42 million for the nine months ended June 30, 2001 in selling, general and administrative expenses for additional start-up activities largely resulting from marketing costs associated with continuing to establish the Avaya brand.

    During the fourth quarter of fiscal 2001, we incurred additional period costs of approximately $60 million and $6 million related to our separation from Lucent, including establishment as an independent company, and outsourcing of certain of our manufacturing facilities, respectively. Additional period costs of approximately $13 million related to the contract manufacturing transaction are expected to be incurred in fiscal 2002. We expect to fund these restructuring and start-up activities through a combination of debt and internally generated funds.

    We believe that outsourcing our manufacturing will allow us to improve our cash flow over the next few years through a reduction of inventory and reduced capital expenditures. We cannot assure you that the implementation of this manufacturing initiative will achieve these anticipated benefits.

    In response to the current industry-wide economic slowdown, we have accelerated our restructuring program and as a result, have eliminated over 5,000 positions through a combination of involuntary and voluntary separations, including an early retirement program targeted to the U.S. management employees. In connection with this effort, we have initiated a strategic redesign of our Connectivity Solutions business that will result in a consolidation of its U.S. operations and have also consolidated certain of our customer care and field service operations. As a result of these actions, we recorded a pretax restructuring charge of $540 million in the fourth quarter of fiscal 2001. Approximately $457 million of the restructuring charge was non-cash at the time the charge was taken as such payments will be made through prepaid benefit costs, and the remaining $83 million will be paid in cash.

    In addition, in the fourth quarter of fiscal 2001 we incurred period costs of $2 million and expect to incur an additional $24 million in fiscal 2002 related to the acceleration of our restructuring program.

RESULTS OF OPERATIONS

    The following table sets forth line items from our consolidated statements of operations as a percentage of revenue for the periods indicated:

                                                                 THREE MONTHS           NINE MONTHS
                                                                     ENDED                 ENDED
                                                                   JUNE 30,              JUNE 30,
                                                              -------------------   -------------------
                                                                2001       2000       2001       2000
                                                              --------   --------   --------   --------
Revenue.....................................................   100.0%     100.0%     100.0%     100.0%
Costs.......................................................    57.4       57.8       56.9       57.3
                                                               -----      -----      -----      -----
Gross margin................................................    42.6       42.2       43.1       42.7
                                                               -----      -----      -----      -----
Operating expenses:
Selling, general and administrative.........................    28.1       31.9       30.0       31.6
Business restructuring and related charges..................     3.8         --        5.1         --
Research and development....................................     7.9        6.6        8.0        6.1
Purchased in-process research and development...............     0.1         --        0.6         --
                                                               -----      -----      -----      -----
Total operating expenses....................................    39.9       38.5       43.7       37.7
                                                               -----      -----      -----      -----
Operating income (loss).....................................     2.7        3.7       (0.6)       5.0
Other income, net...........................................     0.2         --        0.6        0.9
Interest expense............................................    (0.5)      (0.9)      (0.6)      (1.0)
Provision (benefit) for income taxes........................     1.0        1.1       (0.1)       1.9
                                                               -----      -----      -----      -----
Net income (loss)...........................................     1.4%       1.7%      (0.5)%      3.0%
                                                               =====      =====      =====      =====

THREE MONTHS ENDED JUNE 30, 2001 COMPARED TO THREE MONTHS ENDED JUNE 30, 2000

    The following table shows the change in external revenue, both in dollars and in percentage terms:

                                                   THREE MONTHS
                                                       ENDED
                                                     JUNE 30,               CHANGE
                                                -------------------   -------------------
                                                  2001       2000        $          %
                                                --------   --------   --------   --------
                                                          (DOLLARS IN MILLIONS)
OPERATING SEGMENT:
  Communications Solutions....................   $  821     $1,033     $(212)     (20.5)%
  Services....................................      521        496        25        5.0
  Connectivity Solutions......................      372        370         2        0.5
  Corporate and other.........................       --         --        --         --
                                                 ------     ------     -----      -----
      Total...................................   $1,714     $1,899     $(185)      (9.7)%
                                                 ======     ======     =====      =====

    REVENUE. Revenue decreased 9.7% or $185 million, from $1,899 million for the three months ended June 30, 2000, to $1,714 million for the same period in fiscal 2001. The decrease was attributable to a decline in the Communications Solutions segment, and was mainly attributable to a worsening economic environment, especially in the technology sector. This decrease was largely due to a decline in customer purchases of our enterprise voice communications systems and customer relationship management businesses predominately in the United States, partially offset by growth worldwide in the multi-service networking business. The revenue decline in the Communications Solutions segment resulted primarily from the effects of the continued slowing U.S. economy, changes in product mix, and a decrease in installation revenue as a result of the reduction in product sales. Within the Services segment, revenues increased mainly as a result of the positive effects in the U.S. from the introduction of data services, as well as the growth in value added services, partially offset by a decline in domestic maintenance revenues. Connectivity Solutions segment revenues were essentially flat compared with the same period in fiscal 2000. Within this segment, worldwide revenue growth in SYSTIMAX, our structured cabling systems for enterprises, was offset by a decline in purchases of ExchangeMAX, our cabling for service providers, in the United States.

    Revenue within the United States decreased 14.3% or $214 million, from $1,494 million for the three months ended June 30, 2000, to $1,280 million for the same period in fiscal 2001. However, revenue outside the United States increased 7.2% or $29 million, from $405 million for the three months ended
June 30, 2000, to $434 million for the same period in fiscal 2001. Revenue outside the United States represented 25.3% of revenue compared with 21.3% in the same period in fiscal 2000. We continued to expand our business outside of the United States with growth across all regions, primarily led by the Caribbean / Latin America and Asia Pacific regions. Our largest increases in sales outside of the U.S. were made in Services, Communications Solutions' multi-service networking products and professional services, and Connectivity Solutions' SYSTIMAX product.

    COSTS AND GROSS MARGIN. Total costs decreased 10.4% or $114 million, from $1,097 million for three months ended June 30, 2000, to $983 million for the same period in fiscal 2001. The gross margin percentage increased slightly from 42.2% for the three months ended June 30, 2000 to 42.6% for the same period in fiscal 2001. The increase in gross margin was primarily attributed to the Connectivity Solutions segment and the ongoing savings from the business restructuring. This increase was partially offset by a decrease in gross margin within Communications Solutions due to a less favorable product mix and higher discounts resulting from lower sales volumes. The Services segment gross margin percentage remained essentially flat.

    SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative ("SG&A") expenses decreased 20.3% or $123 million, from $605 million for the three months ended June 30, 2000, to $482 million for the same period in fiscal 2001. The decrease is primarily due to savings associated with our business restructuring plan, including lower staffing levels, terminated real estate lease obligations, cost savings associated with the implementation of SAP, process improvements in sales and sales operations, and streamlining delivery of several corporate functions, including the outsourcing of payroll and procurement services. The reduction in SG&A expenses was partially offset by increases in ongoing marketing expenses associated with establishing our brand.

    BUSINESS RESTRUCTURING AND RELATED CHARGES. Business restructuring and related charges for the three months ended June 30, 2001 represent costs associated with our restructuring plan to improve profitability and business performance as a stand-alone company. The components of the charge include
$46 million representing incremental period costs associated with our separation from Lucent related primarily to computer system transition costs such as data conversion activities, asset transfers, and training, and a $20 million asset impairment charge for the Shreveport facility in connection with our outsourcing of certain manufacturing operations to Celestica.

    RESEARCH AND DEVELOPMENT. Research and development ("R&D") expenses increased 7.1% or $9 million, from $126 million for the three months ended June 30, 2000, to $135 million for the same period in fiscal 2001. Our investment in R&D represented 7.9% of revenue in the three months ended June 30, 2001 as compared with 6.6% in the prior period. This increased investment supports our plan to shift spending to high growth areas of our business and reduce spending on more mature product lines.

    We intend to invest an amount equal to approximately 8% of our total revenue in fiscal 2001 in R&D. These investments represent a significant increase over our investments in R&D for the fiscal years prior to the distribution, which were approximately 6% of total revenue. As a part of Lucent, we were allocated a portion of Lucent's basic research, which did not necessarily directly benefit our business. Our current and future investments in R&D will have a greater focus on our products.

    PURCHASED IN-PROCESS RESEARCH AND DEVELOPMENT. This expense reflects charges associated with our acquisition of substantially all of the assets of Quintus Corporation in April 2001. There was no charge in the three months ended June 30, 2000 for purchased in-process research and development.

    OTHER INCOME, NET. Other income, net increased to $4 million for the three months ended June 30, 2001. This increase was primarily due to interest income earned on higher cash balances during the quarter.

    PROVISION FOR INCOME TAXES. The effective tax rates for the three months ended June 30, 2001 and 2000 were 42.2% and 38.9%, respectively. The difference between the tax rates was primarily attributable to the tax impact of business restructuring reserves.

NINE MONTHS ENDED JUNE 30, 2001 COMPARED TO NINE MONTHS ENDED JUNE 30, 2000

    The following table shows the change in external revenue, both in dollars and in percentage terms:

                                                    NINE MONTHS
                                                       ENDED
                                                     JUNE 30,               CHANGE
                                                -------------------   -------------------
                                                  2001       2000        $          %
                                                --------   --------   --------   --------
                                                          (DOLLARS IN MILLIONS)
OPERATING SEGMENT:
  Communications Solutions....................   $2,681     $3,273     $(592)     (18.1)%
  Services....................................    1,549      1,452        97        6.7
  Connectivity Solutions......................    1,119        967       152       15.7
  Corporate and other.........................        2          2        --         --
                                                 ------     ------     -----      -----
    Total.....................................   $5,351     $5,694     $(343)      (6.0)%
                                                 ======     ======     =====      =====

    REVENUE. Revenue decreased 6.0% or $343 million, from $5,694 million for the nine months ended June 30, 2000, to $5,351 million for the same period in fiscal 2001, due to a decrease in the Communications Solutions segment, partially offset by increases in the Services and Connectivity Solutions segments, and was mainly attributable to a worsening economic environment, especially in the technology sector. The decrease in the Communications Solutions segment was largely attributable to a decline in customer purchases of enterprise voice communications systems, messaging systems and customer relationship management businesses predominately in the United States, partially offset by strong growth worldwide in the multi-service networking business. The revenue decline in the Communications Solutions segment primarily resulted from the effects of the continued slowing U.S. economy combined with a move to a more indirect sales channel in the third quarter of fiscal 2000, changes in product mix, a decrease in installation revenue as a result of the reduction in product sales, and the effects of customers having purchased systems last year in anticipation of Year 2000 concerns. The increase in the Services segment was mainly the result of the positive effects in the U.S. of introducing data services as well as the strong growth outside of the U.S. in maintenance and value added services, partially offset by a decrease in maintenance revenues domestically. The Connectivity Solutions segment increase was the result of strong demand worldwide for SYSTIMAX, our structured cabling systems for enterprises, and increased sales domestically of electronic cabinets, partially offset by a decline in purchases of ExchangeMAX, our cabling systems for service providers, in the United States.

    Revenue within the United States decreased 10.5% or $471 million, from $4,492 million for the nine months ended June 30, 2000, to $4,021 million for the same period in fiscal 2001. However, revenue outside the United States increased 10.6% or $128 million, from $1,202 million for the nine months ended June 30, 2000, to $1,330 million for the same period in fiscal 2001. Revenue outside the United States represented 24.9% of revenue compared with 21.1% in the same period in fiscal 2000.

We continued to expand our business outside of the United States with growth across all regions, primarily led by the Asia Pacific and Canada regions. Our largest increases in sales outside of the U.S. were made in Services, Communications Solutions' multi-service networking products and professional services, and Connectivity Solutions' SYSTIMAX product.

    COSTS AND GROSS MARGIN. Total costs decreased 6.7% or $217 million, from $3,261 million for the nine months ended June 30, 2000, to $3,044 million for the same period in fiscal 2001. The gross margin percentage increased slightly from 42.7% for the nine months ended June 30, 2000 to 43.1% for the same period in fiscal 2001. The increase in gross margin was primarily attributed to higher volume, favorable product mix and lower discounts in Connectivity Solutions and the ongoing savings from the business restructuring, including the improvement to the cost structure within the Services segment. This increase was largely offset by the decrease in gross margin within Communications Solutions due to a less favorable mix of products and higher discounts due to lower sales volumes.

    SELLING, GENERAL AND ADMINISTRATIVE.  SG&A expenses decreased 10.8% or
$195 million, from $1,801 million for the nine months ended June 30, 2000, to $1,606 million for the same period in fiscal 2001. The decrease is primarily due to savings associated with our business restructuring plan, including lower staffing levels, terminated real estate lease obligations, cost improvements associated with the implementation of SAP, process improvements in sales and sales operations, and streamlining delivery of several corporate functions, including the outsourcing of payroll and procurement services. The reduction in SG&A expenses was partially offset by an increase in ongoing marketing expense and additional charges for start-up activities related to establishing independent operations, which are primarily comprised of advertising costs associated with establishing our brand.

    BUSINESS RESTRUCTURING AND RELATED CHARGES. Business restructuring and related charges of $271 million for the nine months ended June 30, 2001 represent costs associated with our restructuring plan to improve profitability and business performance as a stand-alone company. The components of the charge include $134 million primarily for employee separation costs associated with the outsourcing of certain manufacturing operations to Celestica, $117 million representing incremental period costs associated with our separation from Lucent related primarily to computer system transition costs such as data conversion activities, asset transfers, and training, and a $20 million asset impairment charge for the Shreveport facility in connection with our outsourcing of certain manufacturing operations to Celestica.

    RESEARCH AND DEVELOPMENT. R&D expenses increased 22.3% or $78 million, from $350 million for the nine months ended June 30, 2000, to $428 million for the same period in fiscal 2001. Our investment in R&D represented 8.0% of revenue in the nine months ended June 30, 2001 as compared with 6.1% in the prior period. This increased investment supports our plan to shift spending to high growth areas of our business and reduce spending on more mature product lines.

    We intend to invest an amount equal to approximately 8% of our total revenue in fiscal 2001 in R&D. These investments represent a significant increase over our investments in R&D for the fiscal years prior to the distribution, which were approximately 6% of total revenue. As a part of Lucent, we were allocated a portion of Lucent's basic research, which did not necessarily directly benefit our business. Our current and future investments in R&D will have a greater focus on our products.

    PURCHASED IN-PROCESS RESEARCH AND DEVELOPMENT. This expense reflects charges associated with our acquisitions of VPNet Technologies in February 2001, and substantially all of the assets of Quintus Corporation in April 2001. There was no charge in the nine months ended June 30, 2000 for purchased in-process research and development.

    OTHER INCOME, NET. Other income, net decreased 42.6% or $23 million, from $54 million for the nine months ended June 30, 2000 to $31 million for the same period in fiscal 2001. This decrease was primarily due to a gain recorded in March 2000 on the sale of our U.S. sales division serving small and mid-sized enterprises, which was partially offset by interest income earned on higher cash balances during the period.

    PROVISION FOR INCOME TAXES. The effective tax rate for the nine months ended June 30, 2001 was a benefit rate of 16.3% compared to a provision rate of 39.4% in the same period last year. The difference between the tax rates was attributable to the tax impact of acquisition related costs and business restructuring reserves.

LIQUIDITY AND CAPITAL RESOURCES

    Avaya's cash and cash equivalents decreased to $243 million at June 30, 2001, from $271 million at September 30, 2000. The decrease resulted from $219 million and $292 million of net cash used for operating and investing activities, respectively, offset by $487 million of net cash provided by financing activities.

    Our net cash used for operating activities was $219 million for the nine months ended June 30, 2001 compared with net cash provided by operating activities of $347 million for the same period in fiscal 2000. Net cash used for operating activities for the nine months ended June 30, 2001 was comprised of a net loss adjusted for non-cash items of $492 million, and net cash used for changes in operating assets and liabilities of $687 million. Net cash used for operating activities is primarily attributed to cash payments made for our business restructuring related activities resulting from our separation from Lucent and our establishment as an independent company. In addition, we have decreased our accounts payable and have increased our inventory levels. This usage of cash was somewhat offset by receipts of cash on our amounts due from our customers. Days sales outstanding in accounts receivable for the third quarter of fiscal 2001, excluding the effect of the securitization transaction defined below, was 78 days versus 75 days for the second quarter of fiscal 2001. This increase is primarily attributable to the decrease in quarterly revenue, which was heavily weighted to the month of June 2001, exceeding the decrease in accounts receivable. Days sales of inventory on-hand for the third quarter of fiscal 2001 were 66 days versus 63 days for the second quarter of fiscal 2001. The increase in days sales in inventory is primarily due to lower sales volumes as well as a temporary increase in small business systems inventory to cover the time period over which the Shreveport operations will be transitioned to Celestica.

    Our net cash used for investing activities was $292 million for the nine months ended June 30, 2001 compared with $134 million for the same period in fiscal 2000. Capital expenditures, which account for the largest component of investing activities in both periods, relate mainly to establishing ourself as a stand-alone entity, including information technology upgrades and corporate infrastructure expenditures in the current period as compared with expenditures for equipment and facilities used in manufacturing and research and development in the same period last year. In addition, we used $120 million of cash for our acquisitions of VPNet Technologies, a privately held developer of virtual private network solutions and devices, and substantially all the assets of Quintus Corporation, a provider of comprehensive electronic customer relationship management solutions, which occurred in the second and third quarters of the current fiscal year, respectively. The net cash used for investing activities in fiscal 2001 was partially offset by the receipt of proceeds from the sale-leaseback of an aircraft and the sale of manufacturing equipment to Celestica. The prior year usage of cash was partially offset by the receipt of proceeds from the sale of our U.S. sales division serving small and mid-sized enterprises.

    Net cash provided by financing activities was $487 million for the nine months ended June 30, 2001 compared with net cash used in financing activities of $190 million for the same period in fiscal 2000. Cash flows from financing activities in the current period were mainly due to the receipt of $400 million in proceeds from the sale of our Series B convertible participating preferred stock and

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warrants to purchase our common stock described below, as well as $200 million of proceeds from the securitization of certain trade receivables to an unaffiliated financial institution and $36 million in proceeds resulting from the issuance of our common stock, primarily through our Employee Stock Purchase Plan. The receipt of proceeds in fiscal 2001 was partially offset by $149 million in payments for the retirement of commercial paper and long term debt. Cash used for financing activities in fiscal 2000 principally reflects the change in Lucent's investment in us prior to the distribution.

    Our commercial paper program is comprised of short-term borrowings in the commercial paper market at market interest rates. Interest rates on our commercial paper obligations are variable due to their short-term nature. As of June 30, 2001, $638 million in commercial paper was classified as long term debt in the consolidated balance sheet since it is supported by the five-year credit facility described below and management intends to reissue the commercial paper on a long term basis. The weighted average interest rate and maturity period for the commercial paper outstanding as of June 30, 2001 was approximately 4.9% and 10 days, respectively.

    We have two unsecured revolving credit facilities with third party financial institutions consisting of a $400 million 364-day credit facility that expires in August 2002 and an $850 million five-year credit facility that expires in September 2005. Funds are available under these revolving credit facilities for general corporate purposes, to backstop commercial paper, and for acquisitions. In August 2001, we and the lenders under our five-year credit facility entered into an amendment to the facility which revised the definition of "Consolidated EBIT" to exclude up to $450 million of non-cash business restructuring charges during such period to be taken no later than the fourth quarter of fiscal 2001. The credit facility requires us to maintain at all times a ratio of Consolidated EBIT to interest expense during the previous four consecutive fiscal quarters of not less than three to one.

    On October 2, 2000, we sold to Warburg, Pincus Equity Partners, L.P. and related investment funds 4 million shares of our Series B convertible participating preferred stock and warrants to purchase our common stock for an aggregate purchase price of $400 million. Based on a conversion price of $26.71, the Series B preferred stock is convertible into 15,717,656 shares of our common stock as of June 30, 2001.

    The warrants have an exercise price of $34.73 representing 130% of the conversion price for the Series B preferred stock. Of these warrants, warrants exercisable for 6,883,933 shares of common stock have a four-year term expiring on October 2, 2004, and warrants exercisable for 5,507,146 shares of common stock have a five-year term expiring on October 2, 2005. During a period commencing on May 24, 2001, until the second anniversary of their issuance, if the market price of our common stock exceeds 200%, in the case of the four-year warrants, and 225%, in the case of the five-year warrants, of the exercise price of the warrants for 20 consecutive trading days, we can force the exercise of up to 50% of the four-year and the five-year warrants, respectively.

    The shares of Series B preferred stock had an aggregate initial liquidation value of $400 million and will accrete for the first ten years at an annual rate of 6.5% and 12% thereafter, compounded quarterly. After the third anniversary of the original issue date of the Series B preferred stock, 50% of the amount accreted for the year may be paid in cash as a dividend on a quarterly basis, at our option. After the fifth anniversary of the issue date through the tenth anniversary, we may elect to pay 100% of the amount accreted for the year as a cash dividend on a quarterly basis. The liquidation value calculated on each quarterly dividend payment date, which includes the accretion for the dividend period, will be reduced by the amount of any cash dividends paid. Following the tenth anniversary of the issue date, we will pay quarterly cash dividends at an annual rate of 12% of the then accreted liquidation value of the Series B preferred stock, compounded quarterly. The Series B preferred shares also participate, on an as-converted basis, in dividends paid on our common stock. For the nine months ended June 30, 2001, accretion of the Series B preferred stock was $19.8 million resulting in a liquidation value of $419.8 million as of June 30, 2001. The total number of shares of common stock

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into which the Series B preferred stock are convertible is determined by dividing the liquidation value in effect at the time of conversion by the conversion price.

    The Emerging Issues Task Force of the Financial Accounting Standards Board has deliberated on the accounting for convertible securities with beneficial conversion features. A beneficial conversion feature would exist if the conversion price (accounting basis) for the Series B preferred stock or warrants was less than the fair value of our common stock at the commitment date. We determined that no beneficial conversion features existed at the commitment date and therefore there was no impact on the results of operations associated with the Series B preferred stock or with the warrants. The beneficial conversion features, if any, associated with dividends paid in kind, where it is our option to pay dividends on the Series B preferred stock in cash or in kind, will be measured when dividends are declared and recorded as a reduction to net income attributable to common shareowners.

    At any time after the fifth anniversary of their issuance, we may force conversion of the shares of Series B preferred stock. If we give notice of a forced conversion, the investors will be able to require us to redeem the Series B preferred shares at 100% of the then current liquidation value, plus accrued and unpaid dividends. Following a change-in-control of us during the first five years after the investment, other than a change of control transaction that is a business combination involving solely the issuance of common stock, the accretion of some or all the liquidation value of the Series B preferred stock through the fifth anniversary of the issue date will be accelerated, subject to our ability to pay a portion of the accelerated accretion in cash in some instances. In addition, for 60 days following the occurrence of any change-of-control of us during the first five years after the investment, the investors will be able to require us to redeem the Series B preferred stock at 101% of the liquidation value, including any accelerated accretion of the liquidation value, plus accrued and unpaid dividends.

    Our cost of capital and ability to obtain external financing may be affected by our debt ratings, which are periodically reviewed by the major credit rating agencies. Our commercial paper is currently rated P-2 by Moody's and A-2 by Standard & Poor's. Our long term debt rating is Baa1 by Moody's and BBB by Standard & Poor's, each with a negative outlook. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the rating organization. Each rating should be evaluated independently of any other rating.

    Our ability to issue additional equity may be constrained because certain issuances of additional common stock may cause the distribution to be taxable to Lucent under Section 355(e) of the Internal Revenue Code, and under the tax sharing agreement between Lucent and us, we would be required to indemnify Lucent against that tax.

    On May 24, 2001, our shelf registration statement on Form S-3 was declared effective by the Securities and Exchange Commission. Under the shelf registration statement, we may offer common stock, preferred stock, debt securities or warrants to purchase debt securities, or any combination of these securities, in one or more offerings, including the offering described in this prospectus supplement, with a total initial offering price of up to $1.44 billion.

    Under the shelf registration statement, we have also registered for resale by the Warburg Funds of the preferred stock and warrants described above, and shares of common stock issuable upon conversion or exercise thereof. We will not receive any proceeds from the sale by the Warburg Funds of these securities.

    Our primary future cash needs on a recurring basis will be to fund working capital, capital expenditures and debt service, and we believe that our cash flows from operations will be sufficient to meet these needs. We expect to fund our business restructuring and separation costs through a combination of debt and internally generated funds. If we do not generate sufficient cash from operations, we may need to incur additional debt. We currently anticipate spending approximately

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$117 million for business restructuring resulting from our continuing establishment as an independent company. Additionally, we anticipate spending approximately $17 million for employee separation costs and lease obligations and approximately $13 million for additional expenditures resulting from the outsourcing of certain manufacturing facilities. Cash payments of approximately $83 million are also estimated from the charge recorded in the fourth quarter of fiscal 2001 in connection with our accelerated restructuring program. In addition, we expect to make an additional $19 million in cash payments in fiscal year 2002 in connection with our accelerated restructuring program. In order to meet our cash needs, we may from time to time issue additional commercial paper, if the market permits such borrowings, or issue long or short-term debt, if available. We may also refinance all or a portion of the commercial paper program with long-term or other short-term debt instruments.

    We cannot assure you that any such financings will be available to us on acceptable terms or at all. Our ability to make payments on and to refinance our indebtedness, and to fund working capital, capital expenditures and strategic acquisitions, will depend on our ability to generate cash in the future, which is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Our credit facilities contain, and any future debt agreements we may enter into may contain, various restrictions and covenants which could limit our ability to respond to market conditions, to provide for unanticipated capital investments or to take advantage of business opportunities.

PURCHASED IN-PROCESS RESEARCH AND DEVELOPMENT

    In connection with the acquisition of VPNet Technologies, Inc., a portion of the purchase price was allocated to purchased in-process research and development. As part of the process of analyzing this acquisition, we made a decision to buy technology that had not yet been commercialized rather than develop the technology internally. We based this decision on factors such as the amount of time it would take to bring the technology to market. We also considered VPNet Technologies' resource allocation and its progress on comparable technology, if any. Our management expects to use a similar decision process in the future.

    We estimated the fair value of in-process research and development for the above acquisition using an income approach. This involved estimating the fair value of the in-process research and development using the present value of the estimated after-tax cash flows expected to be generated by the purchased in-process research and development, using risk-adjusted discount rates and revenue forecasts as appropriate. The selection of the discount rate was based on consideration of our weighted average cost of capital, as well as other factors, including the useful life of each technology, profitability levels of each technology, the uncertainty of technology advances that were known at the time, and the stage of completion of each technology. We believe that the estimated in-process research and development amounts so determined represent fair value and do not exceed the amount a third party would have paid for the projects.

    Where appropriate, we deducted an amount reflecting the contribution of the core technology from the anticipated cash flows from an in-process research and development project. At the date of acquisition, the in-process research and development projects had not yet reached technological feasibility and had no alternative future uses. Accordingly, the value allocated to these projects was capitalized and immediately expensed at acquisition. If the projects are not successful or completed in a timely manner, management's product pricing and growth rates may not be achieved and we may not realize the financial benefits expected from the projects.

    The development efforts related to the majority of the purchased in-process technology projects are progressing in accordance with the assumptions underlying the appraisals. As expected in the normal course of product development, a number of projects have experienced delays and other projects are being evaluated due to changes in strategic direction and market conditions. These factors are not expected to have a material adverse effect on our results of operations and financial position in future periods.

    Set forth below are descriptions of the significant acquired in-process research and development projects related to our acquisition of VPNet Technologies.

    On February 6, 2001, we completed the purchase of VPNet Technologies for an aggregate purchase price of $117 million in cash and stock options. VPNet Technologies was a privately held developer of virtual private network solutions and devices. We allocated approximately $31 million to in-process research and development projects, using the income approach described above, to the following projects: low-end technologies for $5 million and high-end technologies for $26 million. These projects under development at the valuation date represent next-generation technologies that are expected to address emerging market demands for low and high-end network data security needs.

    At the acquisition date, the low-end technologies under development were approximately 80 percent complete based on engineering man-month data and technological progress. Revenue attributable to the developmental low-end VPNet technologies was estimated to be $8 million in 2002 and $13 million in 2003. Revenue was estimated to grow at a compounded annual growth rate of approximately 60 percent for the six years following introduction, assuming the successful completion and market acceptance of the major research and development programs. Revenue was expected to peak in 2004 and decline thereafter through the end of the technologies' life in 2007 as new product technologies were expected to be introduced.

    At the acquisition date, the high-end technologies under development were approximately 60 percent complete, based on engineering man-month data and technological progress. Revenue attributable to the developmental high-end VPNet technologies was estimated to be $52 million in 2002 and $86 million in 2003. Revenue was estimated to grow at a compounded annual growth rate of approximately 50 percent for the seven years following introduction, assuming the successful completion and market acceptance of the major research and development programs. Revenue was expected to peak in 2004 and decline thereafter through the end of the technologies' life in 2008 as new product technologies were expected to be introduced.

    VPNet Technologies had spent approximately $3.8 million on these in-process technology projects, and expected to spend approximately $4.4 million to complete all phases of research and development.

    The rates utilized to discount the net cash flows to their present value were based on estimated cost of capital calculations. Due to the nature of the forecast and the risks associated with the successful development of the projects, a discount rate of 25% was used to value the in-process research and development. The discount rate utilized was higher than our weighted average cost of capital due to the inherent uncertainties surrounding the successful development of the purchased in-process technology, the useful life of such technology, the profitability levels of the technology, and the uncertainty of technological advances that are unknown at this time.

ENVIRONMENTAL, HEALTH AND SAFETY MATTERS

    We are subject to a wide range of governmental requirements relating to employee safety and health and to the handling and emission into the environment of various substances used in our operations. We are subject to certain provisions of environmental laws, particularly in the United States, governing the cleanup of soil and groundwater contamination. Such provisions impose liability for the costs of investigating and remediating releases of hazardous materials at our currently or formerly owned or operated sites. In certain circumstances, this liability may also include the cost of cleaning up historical contamination, whether or not caused by us. We are currently conducting investigation and/or cleanup of known contamination at approximately five of our facilities either voluntarily or pursuant to government directives.

    It is often difficult to estimate the future impact of environmental matters, including potential liabilities. We have established financial reserves to cover environmental liabilities where they are

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probable and reasonably estimable. Reserves for estimated losses from environmental matters are, depending on the site, based primarily upon internal or third-party environmental studies and the extent of contamination and the type of required cleanup. Although we believe that our reserves are adequate to cover known environmental liabilities, there can be no assurance that the actual amount of environmental liabilities will not exceed the amount of reserves for such matters or will not have a material adverse effect on our financial position, results of operations or cash flows.

LEGAL PROCEEDINGS

    From time to time we are involved in legal proceedings arising in the ordinary course of business. Other than as described below, we believe there is no litigation pending that should have, individually or in the aggregate, a material adverse effect on our financial position, results of operations or cash flows.

    Three separate purported class action lawsuits are pending against Lucent, one in state court in West Virginia, one in federal court in the Southern District of New York and another in federal court in the Southern District of California. The case in New York was filed in January 1999, and, after being dismissed, was re-filed in September 2000. The case in West Virginia was filed in April 1999 and the case in California was filed in June 1999. We may be named a party to these actions and have assumed the obligations of Lucent for these cases under the Contribution and Distribution Agreement. All three actions are based upon claims that Lucent sold products that were not Year 2000 compliant, meaning that the products were designed and developed without considering the possible impact of the change in the calendar from December 31, 1999 to January 1, 2000. The complaints allege that the sale of these products violated statutory consumer protection laws and constituted breaches of implied warranties. A class has not been certified in any of the three cases, and to the extent a class is certified in any of the cases, we expect that class to constitute those enterprises that purchased the products in question. The complaints seek, among other remedies, compensatory damages, punitive damages and counsel fees in amounts that have not yet been specified. Although we believe that the outcome of these actions will not adversely affect our financial position, results of operations or cash flows, if these cases are not resolved in a timely manner, they will require expenditure of significant legal costs related to their defense.

    In April 1998, a class action was filed against Lucent in state court in New Jersey, alleging that Lucent improperly administered a coupon program resulting from the settlement of a prior class action. The plaintiffs allege that Lucent improperly limited the redemption of the coupons from dealers by not allowing them to be combined with other volume discount offers, thus limiting the market for the coupons. We have assumed the obligations of Lucent for these cases under the Contribution and Distribution Agreement. The complaint alleges breach of contract, fraud and other claims and the plaintiffs seek compensatory and consequential damages, interest and attorneys' fees. The state court has recently certified a class in this action. We cannot assure you that this case will not have a material adverse effect on our financial position, results of operations or cash flows.

    In November 2000, three purported class actions were filed against Lucent in the Federal District Court for the District of New Jersey alleging violations of the federal securities laws as a result of the facts disclosed in Lucent's announcement on November 21, 2000 that it had identified a revenue recognition issue affecting its financial results for the fourth quarter of fiscal 2000. The actions purport to be filed on behalf of purchasers of Lucent common stock during the period from October 10, 2000 (the date Lucent originally reported these financial results) through November 21, 2000.

    The above actions have been consolidated and are pending in the Federal District Court for the District of New Jersey. We understand that Lucent has filed its Answer to the Fifth Consolidated Amended and Supplemental Action Complaint in the consolidated action. The plaintiffs allege that they were injured by reason of certain alleged false and misleading statements made by Lucent in violation of the federal securities laws. The consolidated cases were initially filed on behalf of shareholders of Lucent who bought Lucent common stock between October 26, 1999 and January 6, 2000, but the consolidated complaint has been amended to include purported class members who purchased Lucent common stock up to November 21, 2000. A class has not yet been certified in the consolidated actions. The plaintiffs in all these shareholder class actions seek compensatory damages plus interest and attorneys' fees.

    Any liability incurred by Lucent in connection with these shareholder class action lawsuits may be deemed a shared contingent liability under the Contribution and Distribution Agreement and as a result, we would be responsible for 10% of any such liability in excess of $50 million. All of these actions are in the early stages of litigation and an outcome cannot be predicted, and as a result, we cannot assure you that these cases will not have a material adverse effect on our financial position, results of operations or cash flows.

    In March 2001, a third party filed a complaint in the State Court of Georgia, Fulton County, against Lucent, us and another defendant. The complaint alleges that we (or our predecessor, Lucent) breached certain purported agreements related to the plaintiff's engagement as an agent of ours for a number of years. The complaint alleges breach of contract, breach of implied duty of good faith and fair dealing, quantum meruit, promissory estoppel, unjust enrichment, negligent misrepresentation and negligent supervision. We assumed the obligations of this complaint as it relates to Lucent and us, and are currently engaged in the discovery process. This action is in the early stages of litigation and an outcome cannot be predicted, and as a result, there can be no assurance that this case will not have a material adverse effect on our financial position, results of operations or cash flows.

    In April 2001, a third party licensor made formal demand for alleged royalty payments which it claims we owe as a result of a contract between the licensor and our predecessors, initially entered into in 1995, and renewed in 1997. The contract provides for mediation of disputes followed by binding arbitration if the mediation does not resolve the dispute. The licensor claims that we owe royalty payments for software integrated into certain of our products. It also alleges that we have breached the governing contract by not honoring a right of first refusal related to development of fax software for next generation products. We are currently in mediation with the licensor. This action is in the early stages of mediation and an outcome cannot be predicted, and as a result, there can be no assurance that this case will not have a material adverse effect on our financial position, results of operations or cash flows.

                              DESCRIPTION OF LYONS

    INFORMATION IN THIS SECTION SHOULD BE READ IN CONJUNCTION WITH THE STATEMENTS UNDER "DESCRIPTION OF THE INDENTURE AND DEBT SECURITIES" IN THE ACCOMPANYING PROSPECTUS.

    We will issue the LYONs under an indenture to be dated as of October 31, 2001 between us and The Bank of New York, as trustee, as supplemented by a supplemental indenture to be dated as of October 31, 2001. When we refer to the indenture in this prospectus supplement, we are referring to the indenture as supplemented by the supplemental indenture. The following summarizes some, but not all, of the material provisions of the LYONs and the supplemental indenture. The LYONs are a series of debt securities described in the accompanying prospectus.

    The following description supplements, and to the extent it is inconsistent, supercedes, the statements under "Description of the Indenture and Debt Securities" in the accompanying prospectus. We refer you to the accompanying prospectus for a description of the debt securities and the indenture. The following summary does not purport to be complete and is subject to, and qualified by reference to, all of the provisions of the indenture and the LYONs. As used in this description of LYONs, the words "we," "us," "our" or "Avaya" refer only to Avaya and do not include any current or future subsidiary of Avaya.

GENERAL

    The LYONs will be limited to $820,550,000 aggregate principal amount at maturity ($943,632,000 aggregate principal amount at maturity if Merrill Lynch exercises its overallotment option in full). The LYONs will mature on October 31, 2021. The principal amount at maturity of each LYON will be $1,000. The LYONs will be payable at the principal corporate trust office of the paying agent, which initially will be an office or agency of the trustee, or an office or agency maintained by us for such purpose, in the Borough of Manhattan, The City of New York.

    The LYONs are being offered at a substantial discount from their $1,000 principal amount at maturity. The LYONs will be issued at an issue price of $487.48 per LYON. We will not make periodic payments of cash interest on the LYONs. However, the LYONs will accrue original issue discount while they remain outstanding. Original issue discount is the difference between the issue price and principal amount at maturity of a LYON. Original issue discount will accrue daily at a rate of 3.625% per year, beginning on October 31, 2001. The calculation of the accrual of original issue discount will be on a semiannual bond equivalent basis, using a 360-day year composed of twelve 30-day months.

    Original issue discount will cease to accrue on a LYON upon its maturity, conversion, purchase by us at the option of a holder or redemption. We may not reissue a LYON that has matured or been converted, purchased by us at the option of a holder, redeemed or otherwise cancelled, except for registration of transfer, exchange or replacement of such LYON.

    LYONs may be presented for conversion at the office of the conversion agent and for exchange or registration of transfer at the office of the registrar. The conversion agent and the registrar shall initially be the trustee. No service charge will be made for any registration of transfer or exchange of LYONs. However, we may require the holder to pay any tax, assessment or other governmental charge payable as a result of such transfer or exchange.

RANKING OF THE LYONS

    The LYONs will be unsecured obligations and will rank equal in right of payment to all of Avaya's other existing and future unsecured and unsubordinated indebtedness. The LYONs will be effectively subordinated to any of our secured indebtedness of ours to the extent of the security and to any indebtedness and other liabilities, including trade payables, of our subsidiaries.

    In addition, if a holder requires us to purchase all or a portion of its LYONs and we elect to deliver common stock in satisfaction of our obligation but fail to deliver such common stock, and we become the subject of bankruptcy proceedings, a holder may not be able to rescind its notice obligating us to purchase all or a portion of its LYONs, and a holder's claim may be subordinated to all of our existing and future obligations.

    At September 30, 2001, we had $632 million of unsecured indebtedness and no secured indebtedness outstanding. At September 30, 2001, our subsidiaries had $13 million of unsecured indebtedness outstanding.

CONVERSION RIGHTS

    A holder may convert a LYON, in multiples of $1,000 principal amount at maturity, into common stock at any time before the close of business on October 31, 2021. However, a holder may convert a LYON only until the close of business on the redemption date if we call a LYON for redemption. A LYON for which a holder has delivered a purchase notice or a change in control purchase notice requiring us to purchase the LYONs may be surrendered for conversion only if such notice is withdrawn in accordance with the indenture.

    The conversion rate is 37.4437 shares of common stock per LYON, subject to adjustment upon the occurrence of certain events described below. A holder of a LYON otherwise entitled to a fractional share will receive cash equal to the applicable portion of the then current sale price of our common stock on the trading day immediately preceding the conversion date.

    To convert a LYON into shares of common stock, a holder must:

    - complete and manually sign a conversion notice, a form of which is on the back of the LYON, and deliver the conversion notice to the conversion agent;

    - surrender the LYON to the conversion agent;

    - if required by the conversion agent, furnish appropriate endorsements and transfer documents; and

    - if required, pay all transfer or similar taxes.

    On conversion of a LYON, a holder will not receive any cash payment of interest representing accrued original issue discount. Delivery to the holder of the full number of shares of common stock into which the LYON is convertible, together with any cash payment of such holder's fractional shares, will be deemed:

    - to satisfy our obligation to pay the principal amount at maturity of the LYON; and

    - to satisfy our obligation to pay accrued original issue discount attributable to the period from the issue date through the conversion date.

As a result, accrued original issue discount is deemed paid in full rather than cancelled, extinguished or forfeited.

    If semiannual interest is payable to holders of LYONs due to the occurrence of a Tax Event and such LYONs are converted after a record date and prior to the next interest payment date for the LYONs, holders of such LYONs on the record date will receive the semiannual interest payable on such LYONs on the corresponding interest payment date notwithstanding the conversion and such LYONs upon surrender must be accompanied by funds equal to the amount of semiannual interest payable on the restated principal amount of LYONs so converted, unless such LYONs have been called for redemption, in which case no such payment shall be required.

    The conversion rate will not be adjusted for accrued original issue discount. A certificate for the number of full shares of common stock into which any LYON is converted, together with any cash

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payment for fractional shares, will be delivered through the conversion agent as soon as practicable following the conversion date. For a discussion of the tax treatment of a holder receiving shares of our common stock upon surrendering LYONs for conversion, see "Certain United States Federal Income Tax Consequences--U.S. Holders--Sale, Exchange, Conversion or Redemption."

    We will adjust the conversion rate for:

    - dividends or distributions on our common stock payable in our common stock or other capital stock of Avaya;

    - subdivisions, combinations or certain reclassifications of our common stock;

    - distributions to all holders of our common stock of certain rights to purchase our common stock for a period expiring within 60 days at less than the then current sale price; and

    - distributions to the holders of our common stock of a portion of our assets (including shares of capital stock of, or similar equity interests in, a subsidiary or other business unit of ours) or debt securities issued by us or certain rights to purchase our securities (excluding cash dividends or other cash distributions from current or retained earnings unless the annualized amount thereof per share exceeds 5% of the sale price of our common stock on the day preceding the date of declaration of such dividend or other distribution).

    In the event we pay a dividend or make a distribution on shares of our common stock consisting of capital stock of, or similar equity interests in, a subsidiary or other business unit of ours, the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average closing prices of those securities for the 10 trading days commencing on and including the fifth trading day after the date on which "ex-dividend trading" commences for such dividend or distribution on the principal United States securities exchange or market on which the securities are then listed or quoted.

    In the event we elect to make a distribution described in the third or fourth bullet of the second preceding paragraph which, in the case of the fourth bullet, has a per share value equal to more than 15% of the sale price on the day preceding the declaration date for such distribution, we will be required to give notice to the holders of LYONs at least 20 days prior to the ex-dividend date for such distribution. No adjustment to the conversion rate will be made if holders of LYONs will participate in the transaction without conversion or in certain other cases.

    In addition, the indenture provides that upon conversion of the LYONs, the holders of such LYONs will receive, in addition to the shares of common stock issuable upon such conversion, the rights related to such common stock pursuant to our existing rights agreement and any future rights agreement or plan, whether or not such rights have separated from the common stock at the time of such conversion. However, there shall not be any adjustment to the conversion privilege or conversion rate as a result of:

    - the issuance of the rights;

    - the distribution of separate certificates representing the rights;

    - the exercise or redemption of such rights in accordance with any rights agreement; or

    - the termination or invalidation of the rights.

    The indenture permits us to increase the conversion rate from time to time.

    Holders of the LYONs may, in certain circumstances, be deemed to have received a distribution subject to United States federal income tax as a dividend upon:

    - a taxable distribution to holders of common stock which results in an adjustment of the conversion rate;

    - an increase in the conversion rate at our discretion; or

    - failure to adjust the conversion rate in some instances.

    See "Certain United States Federal Income Tax Consequences--U.S. Holders--Constructive Dividend."

    If we are a party to a consolidation, merger or binding share exchange or a transfer of all or substantially all of our assets, the right to convert a LYON into common stock may be changed into a right to convert it into the kind and amount of securities, cash or other assets of Avaya or another person which the holder would have received if the holder had converted the holder's LYON immediately prior to the transaction.

REDEMPTION OF LYONS AT OUR OPTION

    No sinking fund is provided for the LYONs. Prior to October 31, 2004, we cannot redeem the LYONs at our option. Beginning on October 31, 2004, we may redeem the LYONs for cash, as a whole at any time or from time to time in part. We will give not less than 30 days' or more than 60 days' notice of redemption by mail to holders of LYONs.

    If redeemed at our option, the LYONs will be redeemed at a price equal to the sum of the issue price and accrued original issue discount on such LYONs as of the applicable redemption date. The table below shows the redemption prices of a LYON on October 31, 2004, at each October 31 thereafter prior to maturity and at maturity on October 31, 2021. In addition, the redemption price of a LYON that is redeemed between the dates listed below would include an additional amount reflecting the additional accrued original issue discount that has accrued on such LYON since the immediately preceding date in the table below.

                                                             (1)           (2)
                                                             LYON        ACCRUED            (3)
                                                            ISSUE     ORIGINAL ISSUE     REDEMPTION
REDEMPTION DATE                                             PRICE        DISCOUNT      PRICE(1) + (2)
---------------                                            --------   --------------   --------------
October 31:
2004.....................................................  $487.48       $ 55.47         $  542.95
2005.....................................................   487.48         75.33            562.81
2006.....................................................   487.48         95.92            583.40
2007.....................................................   487.48        117.26            604.74
2008.....................................................   487.48        139.38            626.86
2009.....................................................   487.48        162.31            649.79
2010.....................................................   487.48        186.08            673.56
2011.....................................................   487.48        210.72            698.20
2012.....................................................   487.48        236.26            723.74
2013.....................................................   487.48        262.73            750.21
2014.....................................................   487.48        290.17            777.65
2015.....................................................   487.48        318.62            806.10
2016.....................................................   487.48        348.10            835.58
2017.....................................................   487.48        378.67            866.15
2018.....................................................   487.48        410.35            897.83
2019.....................................................   487.48        443.19            930.67
2020.....................................................   487.48        477.23            964.71
At stated maturity.......................................   487.48        512.52          1,000.00

    If we convert the LYONs to semiannual coupon notes following the occurrence of a Tax Event, the notes will be redeemable at the restated principal amount plus accrued and unpaid interest from the date of the conversion through the redemption date. However, in no event may the LYONs or notes be redeemed prior to October 31, 2004. For more information on this optional conversion, see "--Optional Conversion to Semiannual Coupon Notes upon Tax Event."

    If less than all of the outstanding LYONs are to be redeemed, the trustee will select the LYONs to be redeemed in principal amounts at maturity of $1,000 or integral multiples of $1,000. In this case, the trustee may select the LYONs by lot, pro rata or by any other method the trustee considers fair and appropriate. If a portion of a holder's LYONs is selected for partial redemption and the holder converts a portion of the LYONs, the converted portion will be deemed to be the portion selected for redemption.

PURCHASE OF LYONS BY AVAYA AT THE OPTION OF THE HOLDER

    On the purchase dates of October 31, 2004, October 31, 2006, and
October 31, 2011, we may, at the option of the holder, be required to purchase any outstanding LYON for which a written purchase notice has been properly delivered by the holder and not withdrawn, subject to certain additional conditions. Holders may submit their written purchase notice and LYONs for purchase to the paying agent at any time from the opening of business on the date that is 20 business days prior to such purchase date until the close of business on the business day immediately preceding such purchase date.

    The purchase price of a LYON will be:

    - $542.95 per LYON on October 31, 2004;

    - $583.40 per LYON on October 31, 2006; and

    - $698.20 per LYON on October 31, 2011.

    The above purchase prices reflect a price equal to the sum of the issue price and accrued original issue discount on such LYONs as of the applicable purchase date.

    We may, at our option, elect to pay the purchase price in cash or shares of common stock, or any combination thereof. For a discussion of the tax treatment of a holder receiving cash, common stock or any combination thereof, see "Certain United States Federal Income Tax Consequences--U.S. Holders--Sale, Exchange, Conversion or Redemption."

    If prior to a purchase date the LYONs have been converted to semiannual coupon notes following the occurrence of a Tax Event, the purchase price will be equal to the restated principal amount plus accrued and unpaid interest from the date of the conversion to the purchase date. For more information on this optional conversion, see "--Optional Conversion to Semiannual Coupon Notes upon Tax Event."

    We will be required to give notice on a date not less than 20 business days prior to each purchase date to all holders at their addresses shown in the register of the registrar, and to beneficial owners as required by applicable law, stating among other things:

    - the amount of the purchase price;

    - whether we will pay the purchase price of LYONs in cash or common stock or any combination thereof, specifying the percentages of each;

    - if we elect to pay in common stock, the method of calculating the market price of the common stock; and

    - the procedures that holders must follow to require us to purchase their LYONs.

    The purchase notice given by each holder electing to require us to purchase LYONs shall state:

    - the certificate numbers of the holder's LYONs to be delivered for purchase;

    - the portion of the principal amount at maturity of LYONs to be purchased, which must be $1,000 or an integral multiple of $1,000;

    - that the LYONs are to be purchased by us pursuant to the applicable provisions of the LYONs; and

    - in the event we elect, pursuant to the notice that we are required to give, to pay the purchase price in common stock, in whole or in part, but the purchase price is ultimately to be paid to the holder entirely in cash because any of the conditions to payment of the purchase price or portion of the purchase price in common stock is not satisfied prior to the close of business on the purchase date, as described below, whether the holder elects:

       (1) to withdraw the purchase notice as to some or all of the LYONs to which it relates, or

       (2) to receive cash in respect of the entire purchase price for all LYONs or portions of LYONs subject to such purchase notice.

    If the purchase price for the LYONs subject to the purchase notice is ultimately to be paid to a holder entirely in cash because we have not satisfied one or more of the conditions to payment of the purchase price in common stock prior to the close of business on the purchase date, a holder shall be deemed to have elected to receive cash in respect of the entire purchase price for all such LYONs unless such holder has properly notified us of its election to withdraw the purchase notice. For a discussion of the tax treatment of a holder receiving cash instead of common stock, see "Certain United States Federal Income Tax Consequences--U.S. Holders--Sale, Exchange, Conversion or Redemption."

    Any purchase notice may be withdrawn by the holder by a written notice of withdrawal delivered to the paying agent prior to the close of business on the business day prior to the purchase date.

    The notice of withdrawal shall state:

    - the principal amount at maturity being withdrawn;

    - the certificate numbers of the LYONs being withdrawn; and

    - the principal amount at maturity, if any, of the LYONs that remains subject to the purchase notice.

    If we elect to pay the purchase price, in whole or in part, in shares of our common stock, the number of such shares we deliver shall be equal to the portion of the purchase price to be paid in common stock divided by the market price of a share of common stock.

    We will pay cash based on the market price for all fractional shares of common stock in the event we elect to deliver common stock in payment, in whole or in part, of the purchase price. See "Certain United States Federal Income Tax Consequences--U.S. Holders--Sale, Exchange, Conversion or Redemption."

    The "market price" of our common stock shall be an amount equal to the average of the sale prices of our common stock for the five-trading-day period ending on the third business day prior to the applicable purchase date, or, if such business day is not a trading day, then on the last trading day prior to such business day, appropriately adjusted to take into account the occurrence, during the period commencing on the first of such trading days during such five-day-trading period and ending on such purchase date, of certain events that would result in an adjustment of the conversion rate with respect to the common stock.

    The "sale price" of the common stock on any date means the closing per share sale price (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on such date as reported in composite transactions for the principal United States securities exchange on which the common stock is traded or, if the common stock is not listed on a United States national or regional securities exchange, as reported by the Nasdaq System.

    Because the market price of our common stock is determined prior to the applicable purchase date, holders of LYONs bear the market risk with respect to the value of the common stock to be received from the date such market price is determined to such purchase date. We may pay the purchase price or any portion of the purchase price in common stock only if the information necessary to calculate the market price is published in a daily newspaper of national circulation.

    Upon determination of the actual number of shares of common stock in accordance with the foregoing provisions, we will promptly issue a press release and publish such information on our website.

    Our right to purchase LYONs, in whole or in part, with common stock is subject to our satisfying various conditions, including:

    - listing the common stock on the principal United States securities exchange on which our common stock is then listed or, if not so listed, on Nasdaq;

    - the registration of the common stock under the Securities Act and the Exchange Act, if required; and

    - any necessary qualification or registration under applicable state securities law or the availability of an exemption from such qualification and registration.

    If such conditions are not satisfied with respect to a holder prior to the close of business on the purchase date, we will pay the purchase price of the LYONs of the holder entirely in cash. See "Certain United States Federal Income Tax Consequences--U.S. Holders--Sale, Exchange, Conversion or Redemption." We may not change the form or components or percentages of components of consideration to be paid for the LYONs once we have given the notice that we are required to give to holders of LYONs, except as described in the first sentence of this paragraph.

    In connection with any purchase offer, we will:

    - comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable; and

    - file Schedule TO or any other required schedule under the Exchange Act.

    Payment of the purchase price for a LYON for which a purchase notice has been delivered and not validly withdrawn is conditioned upon delivery of the LYON, together with necessary endorsements, to the paying agent at any time after delivery of the purchase notice. Payment of the purchase price for the LYON will be made as soon as practicable following the later of the purchase date or the time of delivery of the LYON.

    If the paying agent holds money or securities sufficient to pay the purchase price of the LYON on the business day following the purchase date in accordance with the terms of the indenture, then, immediately after the purchase date, the LYON will cease to be outstanding and accrued original issue discount on such LYON will cease to accrue, whether or not the LYON is delivered to the paying agent. Thereafter, all other rights of the holder shall terminate, other than the right to receive the purchase price upon delivery of the LYON.

    No LYONs may be purchased for cash at the option of holders if there has occurred and is continuing an event of default with respect to the LYONs, other than a default in the payment of the purchase price with respect to such LYONs.

CHANGE IN CONTROL PERMITS PURCHASE OF LYONS BY AVAYA AT THE OPTION OF THE HOLDER

    In the event of a change in control occurring on or prior to October 31, 2004, each holder will have the right, at the holder's option, subject to the terms and conditions of the indenture, to require us to purchase for cash all or any portion of the holder's LYONs. However, the principal amount at maturity submitted for purchase by a holder must be $1,000 or an integral multiple of $1,000.

    We will be required to purchase the LYONs as of a date no later than 35 business days after the occurrence of such change in control at a cash price equal to the sum of the issue price and accrued original issue discount on such LYONs on such date of purchase.

    If prior to such date of purchase upon a change in control the LYONs have been converted to semiannual coupon notes following the occurrence of a Tax Event, we will be required to purchase the notes at a cash price equal to the restated principal amount plus accrued and unpaid interest from the date of the conversion to such date of purchase.

    Within 15 days after the occurrence of a change in control, we are obligated to mail to the trustee and to all holders of LYONs at their addresses shown in the register of the registrar and to beneficial owners as required by applicable law a notice regarding the change in control, which notice shall state, among other things:

    - the events causing a change in control;

    - the date of such change in control;

    - the last date on which the purchase right may be exercised;

    - the change in control purchase price;

    - the change in control purchase date;

    - the name and address of the paying agent and the conversion agent;

    - the conversion rate and any adjustments to the conversion rate resulting from such change in control;

    - that LYONs with respect to which a change in control purchase notice is given by the holder may be converted only if the change in control purchase notice has been withdrawn in accordance with the terms of the indenture; and

    - the procedures that holders must follow to exercise these rights.

    To exercise this right, the holder must deliver a written notice to the paying agent prior to the close of business on the business day prior to the change in control purchase date. The required purchase notice upon a change in control shall state:

    - the certificate numbers of the LYONs to be delivered by the holder;

    - the portion of the principal amount at maturity of LYONs to be purchased, which portion must be $1,000 or an integral multiple of $1,000; and

    - that we are to purchase such LYONs pursuant to the applicable provisions of the LYONs.

    Any such change in control purchase notice may be withdrawn by the holder by a written notice of withdrawal delivered to the paying agent prior to the close of business on the business day prior to the change in control purchase date.

    The notice of withdrawal shall state:

    - the principal amount at maturity being withdrawn;

    - the principal amount at maturity, if any, of the LYONs that remain subject to a change in control purchase notice; and

    - the certificate numbers of the LYONs being withdrawn.

    Payment of the change in control purchase price for a LYON for which a change in control purchase notice has been delivered and not validly withdrawn is conditioned upon delivery of the LYON, together with necessary endorsements, to the paying agent at any time after the delivery of such change in control purchase notice. Payment of the change in control purchase price for such LYON will be made promptly following the later of the change in control purchase date or the time of delivery of such LYON.

    If the paying agent holds money sufficient to pay the change in control purchase price of the LYON on the business day following the change in control purchase date in accordance with the terms of the indenture, then, immediately after the change in control purchase date, accrued original issue discount on the LYON will cease to accrue, whether or not the LYON is delivered to the paying agent. Thereafter, all other rights of the holder shall terminate, other than the right to receive the change in control purchase price upon delivery of the LYON.

    Under the indenture, a "change in control" of Avaya is deemed to have occurred at such time as:

    - any person or group, other than Avaya, its subsidiaries or their employee benefit plans, files a Schedule 13D or Schedule TO (or any successor schedule, form or report under the Exchange Act) disclosing that such person has become the beneficial owner of 50% or more of the then outstanding shares of our common stock, or of the combined voting power of all classes of voting stock of Avaya entitled to vote generally in the election of directors; or

    - there shall have occurred any change in the composition of a majority of our board of directors which is not supported by our incumbent board of directors; or

    - there shall be consummated any reorganization, consolidation, merger, share exchange or similar business combination involving us with any person or any sale, assignment, conveyance, transfer or other disposition of all or substantially all of our assets unless, following the transaction, the persons that beneficially own the voting stock of Avaya immediately prior to the transaction beneficially own, directly or indirectly, a majority of the combined voting power of all classes of voting securities of Avaya or the entity resulting from the transaction or that acquired all or substantially all of our assets immediately after the transaction.

    For purposes of defining a change in control:

    - the term "person" and the term "group" have the meanings given by
      Section 13(d) and 14(d) of the Exchange Act or any successor provisions;

    - the term "group" includes any group acting for the purpose of acquiring, holding or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Exchange Act or any successor provision; and

    - the term "beneficial owner" is determined in accordance with Rules 13d-3 and 13d-5 under the Exchange Act or any successor provision, except that a person will be deemed to have beneficial ownership of all shares that person has the right to acquire irrespective of whether that right is exercisable immediately or only after the passage of time.

    The indenture does not permit our board of directors to waive our obligation to purchase LYONs at the option of holders in the event of a change in control.

    In connection with any purchase offer in the event of a change in control, we will:

    - comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable; and

    - file Schedule TO or any other required schedule under the Exchange Act.

    The change in control purchase feature of the LYONs may, in certain circumstances, make more difficult or discourage a takeover of Avaya. The change in control purchase feature, however, is not the result of our knowledge of any specific effort:

    - to accumulate shares of common stock;

    - to obtain control of us by means of a merger, tender offer, solicitation or otherwise; or

    - part of a plan by management to adopt a series of anti-takeover provisions.

    Instead, the change in control purchase feature is a standard term contained in other LYONs offerings that have been marketed by Merrill Lynch, Pierce, Fenner & Smith Incorporated. The terms of the change in control purchase feature resulted from negotiations between Merrill Lynch, Pierce, Fenner & Smith Incorporated and us.

    We could, in the future, enter into certain transactions, including certain recapitalizations, that would not constitute a change in control with respect to the change in control purchase feature of the LYONs but that would increase the amount of our or our subsidiaries' outstanding indebtedness.

    No LYONs may be purchased at the option of holders upon a change in control if there has occurred and is continuing an event of default with respect to the LYONs, other than a default in the payment of the change in control purchase price with respect to the LYONs.

EVENTS OF DEFAULT AND ACCELERATION

    The following are events of default with respect to the LYONs:

    - default in the payment of any principal amount (including accrued original issue discount and, if the LYONs have been converted to semiannual coupon notes following a Tax Event, the restated principal amount) at maturity, redemption price, purchase price, or change in control purchase price due with respect to the LYONs;

    - default in payment of any interest which becomes payable after the LYONs have been converted to semiannual coupon notes following the occurrence of a Tax Event, which default continues for 30 days;

    - our failure to comply with any of our other agreements in the LYONs or the indenture upon our receipt of notice of such default from the trustee or from holders of not less than 25% in aggregate principal amount at maturity of the LYONs then outstanding, and our failure to cure (or obtain a waiver of) such default within 60 days after we receive such notice;

    - default by Avaya or any Restricted Subsidiary in the payment of more than $100 million of indebtedness at the maturity thereof (after giving effect to any applicable grace period) or indebtedness of more than $100 million shall be accelerated, and such default and acceleration shall not be cured or annulled within 30 days after written notice to Avaya by the trustee or to Avaya and the trustee by the holders of at least 25% in principal amount at maturity of the LYONs then outstanding; or

    - certain events of bankruptcy, insolvency or reorganization affecting
      Avaya.

    If an event of default with respect to any LYON shall have occurred and be continuing, either the trustee or the holders of not less than 25% in aggregate principal amount at maturity of the LYONs then outstanding may declare the issue price of the LYONs plus the original issue discount on the LYONs accrued through the date of such declaration to be immediately due and payable. In the case of certain events of bankruptcy or insolvency, the issue price of the LYONs plus the original issue discount accrued thereon through the occurrence of such event shall automatically become and be immediately due and payable.

    The events of default set forth under "Description of Debt
Securities--Events of Default" in the accompanying prospectus are not applicable to the LYONs.

OPTIONAL CONVERSION TO SEMIANNUAL COUPON NOTES UPON TAX EVENT

    From and after the date of the occurrence of a Tax Event, we shall have the option to elect to have interest in lieu of future accrued original issue discount accrue at 3.625% per year on a principal amount per LYON equal to the sum of the issue price and accrued original issue discount on such LYON on the date of the Tax Event or the date on which we exercise such option, whichever is later.

    Such interest shall accrue from the date that we exercise our option to pay interest in lieu of accrued original issue discount, and shall be payable semiannually on the interest payment dates of April 30 and October 31 of each year to holders of record at the close of business on the April 15 or October 16 immediately preceding the interest payment date. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. Interest will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the date we exercise our option to pay interest. In the event that we exercise our option to pay interest in lieu of accrued original issue discount, the redemption price, purchase price and change in control purchase price on the LYONs will be adjusted. However, there will be no change in the holder's conversion rights.

    A "Tax Event" means that we shall have received an opinion from independent tax counsel experienced in such matters to the effect that, on or after the date of this prospectus supplement, as a result of:

    - any amendment to, or change (including any announced prospective change) in, the laws (or any regulations thereunder) of the United States or any political subdivision or taxing authority thereof or therein; or

    - any amendment to, or change in, an interpretation or application of such laws or regulations by any legislative body, court, governmental agency or regulatory authority,

in each case which amendment or change is enacted, promulgated, issued or announced or which interpretation is issued or announced or which action is taken, on or after the date of this prospectus supplement there is more than an insubstantial risk that accrued original issue discount payable on the LYONs either:

    - would not be deductible on a current accrual basis; or

    - would not be deductible under any other method,

in either case in whole or in part, by us (by reason of deferral, disallowance, or otherwise) for United States federal income tax purposes.

    The Clinton administration previously proposed to change the tax law to defer the deduction of original issue discount on convertible debt instruments until the issuer pays the interest. Congress did not enact those proposed changes. It is not certain what the views of the Bush administration are on this issue and there can be no assurance that the same or a similar proposal will not be proposed and enacted.

    If a similar proposal were ever enacted and made applicable to the LYONs in a manner that would limit our ability to deduct accrued original issue discount under any method for United States federal income tax purposes, such enactment would result in a Tax Event and the terms of the LYONs would be subject to modification at our option as described above.

    The modification of the terms of LYONs by us upon a Tax Event as described above could possibly alter the timing of income recognition by holders of the LYONs with respect to the semiannual payments of interest due on the LYONs after the date on which we exercise our option to pay interest in lieu of accrued original issue discount on the LYONs.

MODIFICATION

    We and the trustee may modify or amend the indenture or the LYONs with the consent of the holders of not less than a majority in aggregate principal amount at maturity of the LYONs then outstanding. However, the consent of the holders of each outstanding LYON would be required to:

    - alter the manner of calculation or rate of accrual of original issue discount or interest on any LYON or change the time of payment;

    - make any LYON payable in money or securities other than that stated in the LYON;

    - change the stated maturity of any LYON;

    - reduce the principal amount at maturity, accrued original issue discount, redemption price, purchase price or change in control purchase price with respect to any LYON;

    - make any change that adversely affects the rights of a holder to convert any LYON;

    - make any change that adversely affects the right to require us to purchase a LYON;

    - impair the right to institute suit for the enforcement of any payment with respect to, or conversion of, the LYONs; and

    - change the provisions in the indenture that relate to modifying or amending the indenture.

    Without the consent of any holder of LYONs, we and the trustee may enter into supplemental indentures for any of the following purposes:

    - to evidence a successor to us and the assumption by that successor of our obligations under the indenture and the LYONs;

    - to add to our covenants for the benefit of the holders of the LYONs or to surrender any right or power conferred upon us;

    - to secure our obligations in respect of the LYONs;

    - to cure any ambiguity, defect or inconsistency in the indenture or the LYONs; or

    - to make any change that does not adversely affect the rights of any holder of the LYONs.

    The holders of a majority in principal amount at maturity of the outstanding LYONs may, on behalf of all the holders of all LYONs:

    - waive compliance by us with restrictive provisions of the indenture, as detailed in the indenture; and

    - waive any past default under the indenture and its consequences, except a default in the payment of the principal amount at maturity, issue price, accrued and unpaid interest, accrued original issue discount, redemption price, purchase price or change in control purchase price or our obligation to deliver common stock upon conversion with respect to any LYON or in respect of any provision which under the indenture cannot be modified or amended without the consent of the holder of each outstanding LYON affected.

DISCHARGE OF THE INDENTURE

    We may satisfy and discharge our obligations under the indenture by delivering to the trustee for cancellation all outstanding LYONs or by depositing with the trustee, the paying agent or the conversion agent, if applicable, after the LYONs have become due and payable, whether at stated maturity or any redemption date, or any purchase date, or a change in control purchase date, or upon conversion or otherwise, cash or shares of common stock or any combination thereof (as applicable under the terms of the indenture) sufficient to pay all of the outstanding LYONs and paying all other sums payable under the indenture.

    The provisions of the indenture relating to defeasance and covenant defeasance will not apply to the LYONs.

CALCULATIONS IN RESPECT OF LYONS

    We will be responsible for making all calculations called for under the LYONs. These calculations include, but are not limited to, determination of the market prices of our common stock. We will make all these calculations in good faith and, absent manifest error, our calculations will be final and binding on holders of LYONs. We will provide a schedule of our calculations to the trustee, and the trustee is entitled to rely upon the accuracy of our calculations without independent verification.

LIMITATIONS OF CLAIMS IN BANKRUPTCY

    If a bankruptcy proceeding is commenced in respect of Avaya, the claim of a holder of a LYON is, under Title 11 of the United States Code, limited to the issue price of the LYON plus that portion of the original issue discount that has accrued from the date of issue to the commencement of the proceeding. In addition, the holders of LYONs will be effectively subordinated in right of payment to our secured indebtedness of ours to the extent of the security and effectively subordinated to any indebtedness and other obligations of our subsidiaries.

GOVERNING LAW

    The indenture and the LYONs will be governed by, and construed in accordance with, the law of the State of New York without giving effect to its conflict of laws principles.

BOOK-ENTRY SYSTEM

    The LYONs will only be issued in the form of global securities held in book-entry form. DTC or its nominee will be the sole registered holder of the LYONs for all purposes under the indenture. Owners of beneficial interests in the LYONs represented by the global securities will hold their interests pursuant to the procedures and practices of DTC. As a result, beneficial interests in any such securities will be shown on, and may only be transferred through, records maintained by DTC and its direct and indirect participants and any such interest may not be exchanged for certificated securities, except in limited circumstances. Owners of beneficial interests must exercise any rights in respect of their interests, including any right to convert or require purchase of their interests in the LYONs, in accordance with the procedures and practices of DTC. Beneficial owners will not be holders and will not be entitled to any rights under the global securities or the indenture. Avaya and the trustee, and any of their respective agents, may treat DTC as the sole holder and registered owner of the global securities.

EXCHANGE OF GLOBAL SECURITIES

    LYONs represented by a global security will be exchangeable for certificated securities with the same terms only if:

    - DTC is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under the Exchange Act and a successor depositary is not appointed by us within 90 days;

    - we decide to discontinue use of the system of book-entry transfer through DTC (or any successor depositary); or

    - a default under the indenture occurs and is continuing.

    DTC has advised us as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC facilitates the settlement of transactions among its participants through electronic computerized book-entry changes in participants' accounts, eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, including Merrill Lynch, banks, trust companies, clearing corporations and other organizations, some of whom and/or their representatives, own DTC. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

             CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

GENERAL

    This is a summary of certain United States federal income tax consequences relevant to holders of LYONs and our common stock issuable upon conversion or repurchase by us of the LYONs that purchase LYONs at their issue price (as described below) in this offering. This summary is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (possibly with retroactive effect) or possible differing interpretations. The discussion below deals only with LYONs and common stock held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, dealers in securities or currencies, tax-exempt entities, persons holding LYONs or common stock in a tax deferred or tax-advantaged account, persons who are former citizens or long-term residents of the United States subject to taxation as expatriates or persons holding LYONs or common stock as a hedge against currency risks, as a position in a "straddle" or as part of a "hedging," "constructive sale" or "conversion" transaction for tax purposes. Furthermore, in general, this discussion does not address the tax consequences applicable to holders that are taxed as partnerships or other pass-through entities for United States federal income tax purposes. We do not address all of the tax consequences that may be relevant to a U.S. Holder (as defined below). In particular, we do not address:

    - the United States federal income tax consequences to shareholders in, or partners or beneficiaries of, an entity that is a holder of LYONs or common stock;

    - the United States federal estate (except as described below), gift or alternative minimum tax consequences of the purchase, ownership or disposition of LYONs or common stock;

    - the consequences to persons who hold the LYONs or common stock whose functional currency is not the United States dollar;

    - any state, local or foreign tax consequences of the purchase, ownership or disposition of LYONs or of the common stock issuable upon conversion or repurchase of the LYONs.

Accordingly, you should consult your own tax advisor regarding the tax consequences of purchasing, owning and disposing of the LYONs and the common stock in light of your own tax circumstances.

    A U.S. Holder is a beneficial owner of the LYONs who or which is:

    - a citizen or individual resident of the United States, as defined in
      Section 7701(b) of the Internal Revenue Code of 1986, as amended (which we refer to as the Code);

    - a corporation, including any entity treated as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia; or

    - an estate or trust if its income is subject to United States federal income taxation regardless of its source.

    A non-U.S. Holder is a holder of a LYON other than a U.S. Holder.

    No statutory or judicial authority directly addresses the treatment of the LYONs or instruments similar to the LYONs for United States federal income tax purposes. No rulings have been sought or are expected to be sought from the Internal Revenue Service (which we refer to as the IRS) with respect to any of the United States federal income tax consequences discussed below, and no assurance can be given that the IRS will agree with the tax characterizations and the tax consequences described below.

    WE URGE PROSPECTIVE INVESTORS TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE LYONS AND THE COMMON STOCK

IN LIGHT OF THEIR OWN PARTICULAR CIRCUMSTANCES, INCLUDING THE TAX CONSEQUENCES UNDER UNITED STATES FEDERAL, STATE, LOCAL OR FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN UNITED STATES FEDERAL OR OTHER TAX LAWS.

CLASSIFICATION OF THE LYONS

    It is the opinion of our counsel, Cravath, Swaine & Moore, that the LYONs will be treated as indebtedness for United States federal income tax purposes.

TAX EVENT

    The modification of the terms of the LYONs by us upon a Tax Event as described in "Description of LYONs--Optional Conversion to Semiannual Coupon Notes upon Tax Event," could possibly alter the timing of income recognition by the holders with respect to the semiannual payments of interest due after the option exercise date. In particular, under applicable Treasury regulations, following such a modification you may be permitted to report such payments as interest income as they are paid or accrue in accordance with your regular method of tax accounting.

U.S. HOLDERS

    ORIGINAL ISSUE DISCOUNT. We are issuing the LYONs at a substantial discount from their principal amount at maturity. For United States federal income tax purposes, the difference between the issue price and the stated principal amount at maturity of each LYON constitutes original issue discount ("OID"). You will be required to include OID in income periodically over the term of the LYONs before receipt of the cash or other payment attributable to such income.

    The OID you must include in gross income as it accrues is the sum of the daily portions of OID with respect to the LYON for each day during the taxable year or portion of a taxable year in which you hold the LYON. The daily portion is determined by allocating to each day of an accrual period a pro rata portion of an amount equal to the adjusted issue price of the LYON at the beginning of the accrual period multiplied by the yield to maturity of the LYON. The accrual period of a LYON may be of any length and may vary in length over the term of the LYON, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs either on the final day of an accrual period or on the first day of an accrual period. The issue price is the initial offering price to investors at which a substantial amount of the LYONs is sold to the public. The adjusted issue price of the LYON at the start of any accrual period is the issue price of the LYON increased by the accrued original issue discount for each prior accrual period.

    Under these rules, you will be required to include in gross income increasingly greater amounts of OID in each successive accrual period. Any amount included in income as OID will increase your basis in the LYON.

    SALE, EXCHANGE, CONVERSION OR REDEMPTION. A conversion of a LYON into common stock and the use by us of common stock on a purchase date to repurchase a LYON (in case you require us to repurchase) will generally not be a taxable event, except with respect to cash received in lieu of a fractional share.

    If you elect to exercise your option to tender a LYON to us on a purchase date and we satisfy the purchase price in a combination of common stock and cash (other than cash received in lieu of a fractional share) you will recognize gain (but not loss) to the extent such gain does not exceed such cash. Such gain will generally be a capital gain, and will be a long-term capital gain if the tendered LYON is held for more than one year.

    If you elect to exercise your option to tender a LYON to us on a purchase date or a change in control purchase date and we deliver solely cash in satisfaction of the purchase price or change in control purchase price, you will recognize gain or loss, measured by the difference between the amount of cash transferred by us to you and your basis in the tendered LYON. Such gain or loss will generally be capital gain or loss, and will be long-term capital gain or loss if the tendered LYON is held for more than one year.

    Your basis in the common stock received from us in exchange for the LYON will be the same as your basis in the LYON less any basis allocable to a fractional share. However, this basis will be decreased by the amount of cash, other than cash received in lieu of a fractional share, if any, received in exchange and increased by the amount of any gain recognized by you on the exchange, other than gain with respect to a fractional share. The holding period for common stock received in the exchange will include the holding period for the LYON tendered to us in exchange assuming each is held as a capital asset. However, the holding period for common stock attributable to accrued OID may likely begin no earlier than the date the OID accrued and may begin as late as on the day following the exchange date. Any gain or loss will generally be capital gain or loss, and will be long-term capital gain or loss if the tendered LYON is held for more than one year.

    Cash received in lieu of a fractional share upon a tender of a LYON to us on a purchase date or on conversion should be treated as a payment in exchange for the fractional share. Accordingly, the receipt of cash in lieu of a fractional share should generally result in capital gain or loss, if any, measured by the difference between the cash received for the fractional share and your basis in the fractional share.

    In the case of individuals, long-term capital gains are generally taxed at a maximum rate of 20%. The deductibility of capital losses is subject to limitation.

    Your obligation to include in gross income the daily portions of OID with respect to a LYON will terminate prospectively on the date of conversion or repurchase of the LYON for common stock or cash or any combination thereof.

    DIVIDENDS. If you receive common stock, distributions on the common stock that are paid out of our current or accumulated earnings and profits generally will constitute dividends taxable as ordinary income. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of your investment, up to your basis in the common stock. Any remaining excess will be treated as capital gain. If you are a U.S. corporation, you may be able to claim a deduction equal to a portion of any dividends received.

    CONSTRUCTIVE DIVIDEND. If at any time we make a distribution of cash or property to our shareholders that would be taxable to the shareholders as a dividend for United States federal income tax purposes and, in accordance with the anti-dilution provisions of the LYONs, the conversion rate of the LYONs is increased, such increase may be deemed to be the payment of a taxable dividend to holders of the LYONs although they would not actually receive any cash or other property.

    For example, an increase in the conversion rate in the event of a distribution of our debt obligations or a portion of our assets or an increase in the conversion rate at our discretion will generally result in deemed dividend treatment to holders of the LYONs, but generally an increase in the event of stock dividends or the distribution of rights to subscribe for common shares will not. See "Description of LYONs--Conversion Rights."

    BACKUP WITHHOLDING AND INFORMATION REPORTING. Information reporting will apply to payments of interest (including accruals of OID) or dividends, if any, made by us on, or the proceeds of the sale or other disposition of, the LYONs or shares of common stock with respect to certain non-corporate U.S. Holders, and backup withholding at a rate not to exceed 31% may apply unless the recipient of such payment supplies a correct taxpayer identification number and other required information or otherwise establishes an exemption from backup withholding. Backup withholding will also apply if we are notified by the IRS or a broker that it is required. Any amount withheld under the backup withholding rules will be allowable as a credit against your United States federal income tax, provided that the required information is provided to the IRS.

NON-U.S. HOLDERS

    In general and subject to the discussion below under "--Backup Withholding and Information Reporting," you will not be subject to United States withholding tax with respect to interest or OID accrued on LYONs if:

    - you do not actually or constructively own 10% or more of the total combined voting power of all classes of our shares;

    - you are not a controlled foreign corporation that is related to us;

    - you are not a bank receiving interest described in Section 881(c)(3)(A) of the Code; and

    - either (a) you certify your nonresident status by providing a Form W-8BEN or appropriate substitute form to us or our agent (provided that if you hold the LYONs through a financial institution or other agent acting on your behalf, you will be required to provide appropriate documentation to the agent and your agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries) or (b) you hold your LYONs through a Qualified Intermediary and the Qualified Intermediary has sufficient information in its files indicating that you are a Non-U.S. Holder.

    In addition, in general, and subject to the discussion below under "--Backup Withholding and Information Reporting," you will not be subject to United States federal income or withholding tax on gain realized upon your disposition of LYONs or shares of common stock if:

    - you are not an individual who is present in the United States for 183 days or more in the year of the sale, exchange or disposition of the LYONs or common stock; and

    - gain, if any, from a sale, exchange or disposition of the LYONs or common stock is not effectively connected with the conduct of a U.S. trade or business.

    Dividends paid to you on common stock received in exchange for the LYONs will generally be subject to a withholding tax at a 30% rate unless they are effectively connected with the conduct by you of a U.S. trade or business and you provide us with a Form W-8ECI.

    If you are entitled to the benefits of a tax treaty, you may be eligible to reduced rates of withholding tax. To claim this exemption, you must provide a properly completed Form W-8BEN.

    U.S. trade or business income will generally be subject to regular United States federal income tax in the same manner as if it were realized by a U.S. Holder. Moreover, if you are a non-U.S. corporation your U.S. trade or business income may be subject to an additional branch profits tax at a rate of 30% (or such lower rate provided by an applicable income tax treaty if you establish that you qualify to receive the benefits of such treaty). However, you will be exempted from the withholding tax discussed above provided that you provide a properly completed Form W-8ECI.

    UNITED STATES FEDERAL ESTATE TAX. A LYON held by an individual who at the time of death is not a citizen or resident of the United States as defined for U.S. estate tax purposes will not be includable in the decedent's gross estate for United States federal estate tax purposes, provided that such holder or beneficial owner did not at the time of death actually or constructively own 10% or more of the combined voting power of all of our classes of stock entitled to vote, and provided that, at the time of death, payments with respect to such LYON (including OID) would not have been effectively connected with the conduct by such holder of a trade or business within the United States. Our common stock generally will be included in the taxable estate of an individual who at the time of death is not a citizen or resident of the United States as defined for U.S. estate tax purposes. The United States federal estate tax liability of the estate of such an individual with respect to our common stock may be affected by a tax treaty between the United States and his or her country of residence.

    BACKUP WITHHOLDING AND INFORMATION REPORTING. If the LYONs, or shares of common stock into which LYONs have been converted, are held by you through a non-U.S., or non-U.S. related, broker or financial institution, information reporting and backup withholding generally would not be required. Information reporting and possibly backup withholding, may apply if the LYONs or shares of common stock are held by you through a U.S., or U.S. related, broker or financial institution or certain other U.S. related entities and you fail to certify your nonresident status.

                                  UNDERWRITING

    Subject to the terms and conditions set forth in the underwriting agreement, dated October 25, 2001, between Avaya and Merrill Lynch, we have agreed to sell to Merrill Lynch, and Merrill Lynch has agreed to purchase from us, $820,550,000 aggregate principal amount at maturity of the LYONs at a purchase price equal to the initial public offering price set forth on the front cover of this prospectus supplement, less a discount of $13.4057 per $1,000 principal amount at maturity of LYONs.

    In the underwriting agreement, Merrill Lynch has agreed, subject to the terms and conditions set forth in the underwriting agreement, to purchase all of the LYONs being sold under the terms of the underwriting agreement if any of the LYONs are purchased.

    We have agreed to indemnify Merrill Lynch against certain liabilities, including liabilities under the Securities Act, or to contribute to payments Merrill Lynch may be required to make in respect of those liabilities.

    The LYONs are being offered by Merrill Lynch, subject to prior sale, when, as and if issued to and accepted by it, subject to approval of certain legal matters by counsel for Merrill Lynch and other conditions. Merrill Lynch reserves the right to withdraw, cancel or modify its offer and to reject orders in whole or in part.

    Merrill Lynch has advised us that it proposes initially to offer the LYONs to the public at the public offering price set forth on the cover page of this prospectus supplement. After the initial offering, the public offering price may change.

    The following table shows the per LYON and total public offering price, the underwriting discount to be paid by us to Merrill Lynch and the proceeds before expenses to us. The information is presented assuming either no exercise or full exercise by Merrill Lynch of the overallotment option.

                                                        PER LYON    WITHOUT OPTION   WITH OPTION
                                                        ---------   --------------   ------------
Public offering price.................................    $487.48    $400,001,714    $460,001,727
Underwriting discount.................................   $13.4057     $11,000,047     $12,650,047
Proceeds, before expenses, to Avaya...................  $474.0743    $389,001,667    $447,351,680

    The expenses of the offering, exclusive of the underwriting discount, are estimated at $1,200,000 and are payable by us. Merrill Lynch has agreed to reimburse us for substantially all of the expenses related to this offering.

    Merrill Lynch has previously marketed (and anticipates continuing to market) securities of issuers under the trademark "LYONs". The LYONs we are offering hereby contain certain terms and provisions that are different from such other previously marketed LYONs, the terms and provisions of which also vary. See "Description of LYONs".

OVERALLOTMENT OPTION

    We have granted an option to Merrill Lynch, exercisable for 30 days after the date of this prospectus supplement, to purchase up to an additional $123,082,000 aggregate principal amount at maturity of LYONs at the public offering price set forth on the cover page of this prospectus supplement, less the underwriting discount. Merrill Lynch may exercise this option solely to cover overallotments, if any, made on the sale of the LYONs offered hereby.

NO SALES OF SIMILAR SECURITIES

    We and our executive officers have agreed, with some exceptions, not to directly or indirectly, without the prior written consent of Merrill Lynch, for a period of 90 days, after the date of this prospectus supplement:

    - offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, lend or otherwise dispose of or transfer any shares of our common stock or securities convertible into or exchangeable or exercisable for or repayable with shares of our common stock, or file a registration statement under the Securities Act relating to any shares of our common stock; or

    - enter into any swap or other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of shares of our common stock whether any such swap or transaction is to be settled by delivery of our common stock or other securities, in cash or otherwise.

The foregoing restriction on sales does not apply to our ability to sell securities to Merrill Lynch pursuant to the underwriting agreement, to deliver shares of common stock pursuant to the LYONs or pursuant to existing reservations, agreements and incentive stock plans.

    The LYONs offered hereby are a new issue of securities for us with no established trading market. We intend to file an application to list the LYONs on the NYSE, but no assurance can be given that our application will be accepted. We have been advised by Merrill Lynch that Merrill Lynch intends to make a market in the LYONs, but Merrill Lynch is not obligated to do so and may discontinue market making at any time and without notice. No assurance can be given as to the liquidity of the trading market for the LYONs.

PRICE STABILIZATION AND SHORT POSITIONS

    Until the distribution of our LYONs is completed, rules of the SEC may limit the ability of Merrill Lynch to bid for and purchase the LYONs. As an exception to these rules, Merrill Lynch is permitted to engage in particular types of transactions that stabilize the price of the LYONs. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the LYONs or the shares of common stock.

    If Merrill Lynch creates a short position in our LYONs in connection with this offering, i.e., if it sells more LYONs than are set forth on the cover page of this prospectus supplement, Merrill Lynch may reduce that short position by purchasing LYONs in the open market. Merrill Lynch may also elect to reduce any short position by exercising all or part of the overallotment option described above.

    In general, purchases of a security to stabilize the price or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

    Neither we nor Merrill Lynch makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the LYONs or the shares of common stock. In addition, neither we nor Merrill Lynch makes any representation that Merrill Lynch will engage in such transaction or that such transactions, once commenced, will not be discontinued without notice.

OTHER RELATIONSHIPS

    Merrill Lynch and its affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions.

                             VALIDITY OF THE LYONS

    The validity of the LYONs offered in this prospectus supplement, as well as certain other legal matters, will be passed upon for us by Pamela F. Craven, our Vice President, General Counsel and Secretary, and Cravath, Swaine & Moore, New York, New York. As of September 30, 2001, Pamela F. Craven owned 1,220 shares of Avaya common stock and options and stock units for 948,586 shares of Avaya common stock. Shearman & Sterling, New York, New York, will pass upon certain legal matters for Merrill Lynch.

                                    EXPERTS

    The consolidated financial statements incorporated in this prospectus supplement and the accompanying prospectus by reference to the Annual Report on Form 10-K for the year ended September 30, 2000 have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to the changes in accounting as described in Notes 2 and 11 to the consolidated financial statements and an emphasis of a matter paragraph relating to Avaya's spin-off from Lucent as described in Note 1 to the consolidated financial statements) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

PROSPECTUS

                                     [LOGO]

                                 $1,440,000,000

                                   AVAYA INC.

                                  COMMON STOCK
                                PREFERRED STOCK
                                DEBT SECURITIES
                      WARRANTS TO PURCHASE DEBT SECURITIES

                               ------------------

    This prospectus is part of a registration statement which Avaya has filed with the Securities and Exchange Commission as part of a shelf registration process. Under this process, Avaya may sell common stock, preferred stock, debt securities or warrants to purchase debt securities, or any combination of these securities, in one or more offerings with a total initial offering price of up to $1,440,000,000. The purpose of this prospectus is to provide the general terms and conditions of the securities that Avaya intends to issue. The specific terms and conditions of securities issued in any particular offering will be provided in supplements to this prospectus. The prospectus supplements may also add, update or modify information contained in this prospectus. You should read this prospectus and any prospectus supplement carefully before you make your investment decision.

    Avaya's common stock is listed on the New York Stock Exchange under the symbol "AV". On May 21, 2001, the last sale price of Avaya's common stock as reported on the New York Stock Exchange was $15.74.

                            ------------------------

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus or any accompanying prospectus supplement. Any representation to the contrary is a criminal offense.

    This prospectus may not be used to consummate sales of offered securities unless accompanied by a prospectus supplement.

                            ------------------------

                  THE DATE OF THIS PROSPECTUS IS MAY 24, 2001.

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
Description of Avaya........................................      3
Forward Looking Statements..................................      5
Where to Find Additional Information Regarding Avaya........      6
Ratios of Earnings to Fixed Charges and Earnings to Combined
  Fixed Charges and Preferred Stock Accretion...............      7
Use of Proceeds.............................................      7
Description of the Indenture and Debt Securities............      7
Description of the Warrants.................................     14
Description of Capital Stock................................     15
Plan of Distribution........................................     26
Legal Opinions..............................................     27
Experts.....................................................     27

                              DESCRIPTION OF AVAYA

    Avaya Inc. is a leading provider of communications systems and software for enterprises, including businesses, government agencies and other organizations. We offer voice, converged voice and data, customer relationship management, messaging, multi-service networking and structured cabling products and services. Multi-service networking products are those products that support network infrastructures which carry voice, video and data traffic over any of the protocols, or set of procedures, supported by the Internet on local area and wide area data networks. A structured cabling system is a flexible cabling system designed to connect phones, workstations, personal computers, local area networks and other communications devices through a building or across one or more campuses. We are a worldwide leader in sales of messaging and structured cabling systems and a U.S. leader in sales of enterprise voice communications and call center systems. We are not a leader in multi-service networking products or in converged voice and data products. We have entered these product areas relatively recently, and our multi-service networking product portfolio is less complete than the portfolios of some of our competitors. We are implementing a strategy focused on these products.

    We support our customers with comprehensive global service offerings, including remote diagnostics testing of our advanced systems, installation of our products, on-site repair and maintenance. We believe our global service organization is an important consideration for customers purchasing our systems and software and is a source of significant revenue for us, primarily from maintenance contracts. We also offer professional services for customer relationship management and unified communications and value-added services for the outsourcing of messaging and other portions of an enterprise's communications system.

    We intend to use our leadership positions in enterprise communications systems and software, our broad portfolio of products and services and strategic alliances with other technology and consulting services leaders to offer our customers comprehensive eBusiness communications solutions. We are particularly focused on delivering eBusiness communications that enable eBusiness. By eBusiness, we mean the internal and external use of communications tools and electronic networks, to interact, collaborate and transact business with an enterprise's customers, suppliers, partners and employees. We currently offer many of the advanced products that we believe are important components of eBusiness communications solutions. We are focusing our strong research and development capabilities on developing new and improved business communications products and services.

    We have been experiencing declines in revenue from our traditional business, enterprise voice communications products, and if we do not successfully implement our strategy to expand our sales in market segments with higher growth rates, our revenue may continue to decline. Our strategy requires us to significantly change our focus in order to concentrate on the development and marketing of eBusiness solutions, and the uncertainty regarding this new market opportunity may result in a decrease in our revenue and profitability. In addition, we assumed a significant amount of debt in connection with our separation from Lucent Technologies Inc. and we may substantially increase our debt in the future, which could subject us to various restrictions and higher interest costs, and decrease our profitability.

    We were incorporated under the laws of the State of Delaware under the name "Lucent EN Corp." on February 16, 2000, as a wholly owned subsidiary of Lucent. As of June 27, 2000, our name was changed to "Avaya Inc." On September 30, 2000, Lucent contributed its enterprise networking business to us and distributed all of the outstanding shares of our capital stock to its shareowners. We refer to these transactions in this prospectus as the "distribution." Lucent was formed from the systems and technology units that were formerly a part of AT&T Corp. and the research and development capabilities of Bell Laboratories. On
September 30, 1996, Lucent became independent of AT&T when AT&T distributed all its Lucent shares to its shareowners in a tax-free spinoff. Prior to the distribution, we had no material assets or activities as a separate corporate entity. Following the distribution, we became an independent public company, and Lucent has no continuing stock ownership interest in us. Prior to the distribution, we entered into several agreements with Lucent in connection with, among other things, intellectual property, interim services and a number of on-going commercial relationships, including product supply arrangements.

RECENT DEVELOPMENTS

    On February 6, 2001, we acquired VPNet Technologies, Inc., a privately held developer of virtual private network solutions and devices, for an aggregate purchase price of approximately $117 million in cash and stock options. The acquisition was accounted for by the purchase method of accounting. In the second quarter of fiscal 2001, we recorded a $31 million charge for the purchased in-process research and development.

    On February 20, 2001, we announced a five-year agreement to outsource most of the manufacturing of our communications systems and software to Celestica Inc. We will receive approximately $200 million for the assets we are transferring to Celestica. The first phase of the transaction closed on May 4, 2001, with the remaining phases to be completed by the end of the first quarter of fiscal 2002.

    In March 2001, we incurred restructuring and related charges of
$134 million pre-tax in conjunction with this outsourcing agreement. Over the next six fiscal quarters, we will also incur approximately $45 million pre-tax in one-time implementation costs. Once the agreement is fully implemented at the end of fiscal 2002, we expect to realize net savings of approximately
$400 million pre-tax over the remaining term of the contract, $150 million of which will be realized in the last year of the agreement. Approximately 1,300 Avaya employees have joined Celestica as part of this transaction.
                            ------------------------

    Our principal executive offices are located at 211 Mount Airy Road, Basking Ridge, New Jersey 07920. Our telephone number is (908) 953-6000.

                           FORWARD LOOKING STATEMENTS

    This prospectus contains and incorporates by reference forward-looking statements that are based on current expectations, estimates, forecasts and projections about the industries in which we operate, management's beliefs and assumptions made by management. Such statements include, in particular, statements about our plans, strategies and prospects. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," variations of such words and similar expressions are intended to identify such forward looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward looking statements. Except as required under the federal securities laws and the rules and regulations of the Securities and Exchange Commission, we do not have any intention or obligation to update publicly any forward looking statements after they are made, whether as a result of new information, future events or otherwise.

    Important factors that could cause actual outcomes and results to differ materially from forward looking statements we make include the factors described under "Risk Factors" in our registration statement on Form 10, which was declared effective by the SEC on September 15, 2000, factors described in our other filings with the SEC and the following factors:

    - increasing price and product and services competition by U.S. and foreign competitors, including new entrants;

    - rapid technological developments and changes and our ability to continue to introduce competitive new products and services on a timely, cost-effective basis in commercially available quantities;

    - our mix of products and services;

    - our ability to achieve lower costs and expenses;

    - our ability to attract and retain talent in key technological areas;

    - our ability to form and implement alliances and address gaps in technology;

    - customer demand for our products and services;

    - our ability to market our products and services effectively;

    - our ability to successfully integrate acquired companies;

    - U.S. and foreign governmental and public policy changes that may effect the level of new investments and purchases made by customers;

    - changes in environmental and other U.S. and foreign governmental regulations;

    - our ability to protect our intellectual property rights;

    - our ability to realize cost savings from our manufacturing outsourcing initiative;

    - the outcome of pending and future litigation and governmental proceedings; and

    - the continued availability of financing, financial instruments and financial resources in the amounts at the times and on the terms required to support our future operations.

    These are representative of the factors that could cause actual outcomes and results to differ from the forward looking statements contained or incorporated by reference in this prospectus. In addition, such statements could be affected by general industry and market conditions and growth rates, economic conditions worldwide and other future factors.

              WHERE TO FIND ADDITIONAL INFORMATION REGARDING AVAYA

    Avaya files annual, quarterly, and current reports, proxy statements and other information with the SEC. You may read and copy any reports or other information that Avaya files with the SEC at the SEC's Public Reference Room located at 450 Fifth Street, N.W., Washington D.C. 20549. You may also receive copies of these documents upon payment of a duplicating fee, by writing to the SEC's Public Reference Section. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room in Washington D.C. and other locations. Avaya's SEC filings are also available to the public through the SEC's web site at http://www.sec.gov.

    The SEC allows us to incorporate by reference the information that we file with them into this document. This means that we can disclose important information to you by referring you to other documents previously filed separately with the SEC, including Avaya's annual, quarterly and current reports. The information incorporated by reference is considered to be a part of this document, except for any information that is modified or superseded by information contained in this document or any other subsequently filed document. The information incorporated by reference is an important part of this prospectus and the accompanying prospectus supplement. Any information that we file with the SEC, specifically, those documents filed pursuant to sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, after the initial filing of the registration statement that contains this prospectus and prior to the time that we sell all of the securities offered by this prospectus, will be incorporated by reference into this prospectus and will automatically update and supersede the information in this prospectus, the accompanying prospectus supplement and any previously filed document.

    The following documents have been filed by Avaya with the SEC (File No. 1-15951) and are incorporated by reference into this prospectus:

        1. Annual Report on Form 10-K for the fiscal year ended September 30, 2000;

        2. Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2000;

        3. Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2001;

        4. Current Report on Form 8-K dated October 2, 2000, filed October 2, 2000;

        5. Current Report on Form 8-K dated October 23, 2000, filed October 23, 2000; and

        6. Current Report on Form 8-K dated February 20, 2001, filed February 20, 2001.

    Copies of the above documents, along with exhibits specifically incorporated by reference into this prospectus or the prospectus supplement may be obtained without charge from the Office of the Corporate Secretary, Avaya Inc., 211 Mount Airy Road, Basking Ridge, New Jersey 07920 (telephone number: 908-953-6000).

    No person is authorized to give any information or represent anything not contained in this prospectus and the accompanying prospectus supplement. We are only offering the securities in places where sales of those securities are permitted. The information contained in this prospectus and any accompanying prospectus supplement, as well as information incorporated by reference, is current only as of the date of that information. Avaya's business, financial condition, results of operations and prospects may have changed since that date.

 RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS TO COMBINED FIXED CHARGES AND
                           PREFERRED STOCK ACCRETION

    The following table sets forth the unaudited historical ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock accretion of Avaya and its subsidiaries.

                                                                              RATIO OF EARNINGS TO
                                                                RATIO OF         COMBINED FIXED
                                                               EARNINGS TO    CHARGES AND PREFERRED
                                                              FIXED CHARGES      STOCK ACCRETION
                                                              -------------   ---------------------
Six months ended March 31, 2001.............................         (*)                (*)
Year ended September 30, 2000...............................        (**)               (**)
Year ended September 30, 1999...............................        3.2                3.2
Year ended September 30, 1998...............................        2.9                2.9
Year ended September 30, 1997...............................        2.0                2.0
Nine months ended September 30, 1996........................        4.8                4.8

------------------------

(*) For the six months ended March 31, 2001, earnings available are inadequate to cover fixed charges and combined fixed charges to preferred stock accretion by $74 million and $93 million, respectively.

(**) For the year ended September 30, 2000, earnings available are inadequate to cover fixed charges and combined fixed charges and preferred stock accretion by $450 million.

    For purposes of determining the ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock accretion, earnings are defined as income (loss) from continuing operations before income taxes, less interest capitalized. Fixed charges consist of interest expense on all indebtedness and that portion of operating lease rental expense that is representative of the interest factor. Certain years have been reclassified to conform to the current period presentation. Because there was no preferred stock accretion during the periods presented other than the six months ended
March 31, 2001, the ratio of earnings to combined fixed charges and preferred stock accretion is identical to the ratio of earnings to fixed charges for each such period.

                                USE OF PROCEEDS

    Avaya intends to use the proceeds from the sale of the securities for general corporate purposes, including debt repayment and refinancing, capital expenditures and acquisitions. The specific purpose of any individual issuance of securities will be described in the applicable prospectus supplement. The amount and timing of the sales of the securities will depend on market conditions.

                DESCRIPTION OF THE INDENTURE AND DEBT SECURITIES

    The debt securities will be issued under and controlled by an indenture between Avaya and The Bank of New York, as trustee. The following sections briefly outline the provisions of the indenture. The indenture is filed as an exhibit to the registration statement of which this prospectus forms a part, and you should read it in its entirety in order to completely understand its terms and conditions. The statements contained in this prospectus relating to the indenture and the debt securities we may issue under the indenture are summaries of their material terms but do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the indenture (including those terms made a part of the indenture by reference to the Trust Indenture Act of 1939) and the debt securities.

GENERAL TERMS

    The debt securities:

       - will represent direct, unsecured, unsubordinated obligations of Avaya;

       - will rank equally with Avaya's other unsecured and unsubordinated debt;

       - may be issued in one or more series with the same or various maturities;

       - may be issued at a price of 100% of their principal amount or at a premium or discount;

       - may be issued in registered or bearer form and certificated or uncertificated form; and

       - may be represented by one or more global notes registered in the name of a designated depository's nominee, and if so, beneficial interests in the global note will be shown on and transfers of such interests will be made only through records maintained by the designated depository and its participants.

    The indenture does not limit the aggregate principal amount of debt securities that we may issue pursuant to its terms. In addition, the indenture does not limit the amount of other indebtedness or debt securities, other than certain Secured Indebtedness as described below, which our Subsidiaries or we may issue.

    Unless we state otherwise in a prospectus supplement, we will not offer, sell or deliver any bearer debt securities, including any bearer securities issued in global form, to any United States person. By United States person we mean a citizen or resident of the United States, a corporation, partnership or other entity created or organized in or under the laws of the United States or of any of its political subdivisions, or an estate or trust whose income is subject to United States federal income taxation regardless of its source.

    The prospectus supplement for any individual issuance of debt securities of any series will describe in detail, if applicable:

       - the total principal amount of the debt securities of that series;

       - the percentage of the principal amount at which the debt securities of that series will be sold;

       - the date(s) on which the debt securities of that series will mature, or whether such debt securities will be payable on demand;

       - the interest rate(s) that the debt securities of that series will bear and the method of calculating the rate(s);

       - the interest payment date(s);

       - the terms for redemption or early repayment;

       - the authorized denominations in which the debt securities of that series will be issued;

       - the currency in which the debt securities of that series will be denominated;

       - the currency in which the principal of or any premium or interest will be payable, if different than the currency in which the debt securities of that series are denominated;

       - the manner in which payments of principal of and any premium or interest on the debt securities of that series will be determined if the payment is to be based upon one or more indexes;

       - whether the debt securities of that series will be issuable in registered or bearer form or both, and whether the debt securities of that series shall be certificated or uncertificated;

       - whether the debt securities of that series will be represented by one or more global securities and, if so, whether any such global securities will be in registered or bearer form, the identity of the depository for such global security or securities and the method of transferring beneficial interests in such global security or securities;

       - information regarding book-entry procedures;

       - whether and under what circumstances we will pay additional amounts on any debt securities of that series held by a person who is not a United States person in respect of taxes or similar charges withheld and, if so, whether we will have the option to redeem the debt securities of that series rather than pay such additional amounts; and

       - any other terms, including any terms which may be required by or advisable under United States laws and regulations and laws of other relevant jurisdictions or advisable in connection with the marketing of the debt securities of that series.

    We will have the ability under the indenture to "reopen" a previously issued series of debt securities and issue additional debt securities of that series or establish additional terms of the series. We are also permitted to issue debt securities with the same terms as previously issued debt securities.

    We will comply with Section 14(e) under the Exchange Act, and any other tender offer rules under the Exchange Act that may then be applicable, in connection with any obligation of ours to purchase debt securities at the option of the holders. Any such obligation applicable to a series of debt securities will be described in the related prospectus supplement.

    Unless we indicate otherwise in an applicable prospectus supplement, we will issue debt securities only in denominations of $1,000 and integral multiples of $1,000. If we issue debt securities in a foreign currency, we will specify the authorized denominations in the prospectus supplement.

    If we issue original issue discount debt securities, we will describe the special United States federal income tax and other considerations of a purchase of original issue discount debt securities in the prospectus supplement. Original issue discount debt securities are securities that are issued at a substantial discount below their principal amount because they pay no interest or pay interest that is below market rates at the time of issuance.

PAYMENT AND TRANSFER

    Unless we state otherwise in a prospectus supplement, if you have debt securities in registered form, we will make principal and interest payments at the office of the paying agent or agents that we will name in the prospectus supplement or by mailing a check to you at the address we have for you in the register. You may also exchange registered debt securities of any series at the office of the transfer agent for an equal aggregate principal amount of registered debt securities of the same series having the same maturity date, interest rate and other terms as long as the debt securities are issued in authorized denominations.

    If you have debt securities in bearer form, we will pay interest to you when you present and surrender the interest coupon for that interest payment at the office of our paying agent located outside the United States. Bearer securities and coupons are transferable by delivery. Unless we describe other procedures in a prospectus supplement, you will be able to transfer registered debt securities at the office of the transfer agent or agents we name in the prospectus supplement.

    Bearer debt securities may be exchanged for an equal aggregate principal amount of registered or bearer debt securities of the same series having the same date of maturity, interest rate, original issue date and other terms in such authorized denominations as may be requested upon delivery of the bearer debt securities with all unpaid coupons to a transfer or paying agent as specified in the prospectus supplement and upon fulfillment of all other requirements of such agent.

    A prospectus supplement will describe the procedures for exchanging bearer debt securities, if applicable. Registered debt securities can never be exchanged for bearer debt securities.

    Neither Avaya nor the trustee will impose any service charge for any transfer or exchange of a debt security, however, we may ask you to pay any taxes or other governmental charges in connection with a transfer or exchange of debt securities.

CONVERSION AND EXCHANGE

    The terms, if any, upon which debt securities of any series are convertible into or exchangeable for other securities, whether or not issued by us, property or cash, or a combination of any of the foregoing, will be set forth in the related prospectus supplement. Such terms may include provisions for conversion or exchange, either mandatory, at the option of the holder, or at our option, in which the securities, property or cash to be received by the holders of the debt securities would be calculated according to the factors and at such time as described in the related prospectus supplement.

COVENANTS

    For your benefit, we have agreed in the indenture to restrict certain of our activities as long as the debt securities of any series are outstanding. Some of those restrictions are described below. Because several definitions are both specific and complex, we have provided a separate definitions section to help you to understand certain capitalized terms in this section.

    Unless otherwise described in a prospectus supplement relating to any debt securities, other than as described below under "--Covenants--Limitation on Liens", the indenture does not contain any provisions that would limit our ability to incur indebtedness or that would afford holders of debt securities protection in the event of a sudden and significant decline in our credit quality or a takeover, recapitalization or highly leveraged or similar transaction involving us. Accordingly, we could in the future enter into transactions that could increase that amount of indebtedness outstanding at that time or otherwise affect our capital structure or credit rating. You should refer to the prospectus supplement relating to a particular series of debt securities for information regarding any deletions from, modifications of or additions to the Events of Defaults described below or covenants of ours contained in the indenture, including any addition of a covenant or other provision providing event risk or similar protection.

    LIMITATIONS ON LIENS. Avaya will not create, assume, incur or guarantee, and will not permit any Restricted Subsidiary to create, assume, incur or guarantee, any Secured Indebtedness without concurrently providing that all the securities of each series then outstanding shall be secured equally and ratably with (or prior to) such Secured Indebtedness (together with, if Avaya shall so determine, any other indebtedness of Avaya or such Restricted Subsidiary then existing or thereafter created which is not subordinate to the securities of each series) so long as such Secured Indebtedness shall be outstanding unless such Secured Indebtedness, when added to the aggregate amount of all Secured Indebtedness then outstanding (not including in this computation Secured Indebtedness if the securities of each series are secured equally and ratably with (or prior to) such Secured Indebtedness and further not including in this computation any Secured Indebtedness which is concurrently being retired), would not exceed the greater of $500 million or 15% of Consolidated Net Tangible Assets.

    CONSOLIDATIONS, MERGERS, SALES OR CONVEYANCES. Nothing contained in the indenture or in any of the debt securities of any series shall prevent any consolidation of Avaya with, or merger of Avaya into, any other corporation or corporations (whether or not affiliated with Avaya), or successive consolidations or mergers to which Avaya or its successor or successors shall be a party or parties, or shall prevent any sale, transfer, lease or conveyance of the property of Avaya (including stock of subsidiaries) as an entirety or substantially as an entirety to any other corporation (whether or not affiliated with Avaya) organized and existing under the laws of the United States of America, any state thereof or the District of Columbia authorized to acquire and own or operate the same; PROVIDED, HOWEVER that:

    - upon any such consolidation, merger, sale or conveyance, the due and punctual payment of the principal of (and premium, if any) and interest on all of the securities of each series, according to their tenor, and the due and punctual performance and observance of all of the covenants and conditions of the indenture to be performed or observed by Avaya, shall be expressly assumed, by supplemental indenture, reasonably satisfactory in form to the trustee, executed and delivered to the trustee by the corporation formed by such consolidation, or into which Avaya shall have been merged, or which shall have acquired such property;

    - immediately after giving effect to such transaction and treating any indebtedness which becomes an obligation of Avaya or a Subsidiary as a result of such transaction as having been incurred by Avaya or such Subsidiary at the time of such transaction, no Event of Default, and no event which after notice or lapse of time or both would become an Event of Default, will have happened and be continuing; and

    - either Avaya or the surviving entity delivers to the trustee an officers' certificate and an opinion of counsel, each stating that such consolidation, merger, conveyance, transfer or lease and, if required in connection with such transaction, the supplemental indenture comply with the applicable provisions of the indenture.

CERTAIN DEFINITIONS

    "Consolidated Net Tangible Assets" means the total assets of Avaya and its Subsidiaries, less current liabilities and certain intangible assets (other than product development costs).

    "Principal Property" means land, land improvements, buildings and associated factory, laboratory and office facilities (excluding all products marketed by Avaya or any of its subsidiaries) constituting a manufacturing, development, warehouse, service, office or operating facility owned by Avaya or a Restricted Subsidiary, located within the United States and having an acquisition cost plus capitalized improvements in excess of 2.0% of Consolidated Net Tangible Assets as of the date of such determination, other than any such property financed through the issuance of tax-exempt governmental obligations, or which the Board of Directors determines is not of material importance to Avaya and its Restricted Subsidiaries taken as a whole, or in which the interest of Avaya and all its subsidiaries does not exceed 50%. As of May 1, 2001, the aggregate net book value of Avaya's Principal Properties was substantially less than the Secured Indebtedness that is permitted under the limitations on liens covenant described above.

    "Restricted Subsidiary" means any Subsidiary of Avaya which has substantially all its property in the United States, which owns any Principal Property and in which the investment of Avaya and all its Subsidiaries exceeds 2.0% of Consolidated Net Tangible Assets as of the date of such determination, other than certain financing Subsidiaries and Subsidiaries formed or acquired after the date of the indenture for the purpose of acquiring the business or assets of another person and that do not acquire all or any substantial part of the business or assets of Avaya or any Restricted Subsidiary. Additionally, this definition includes any other Subsidiary designated by Avaya's Board of Directors as a Restricted Subsidiary.

    "Secured Indebtedness" means indebtedness of Avaya or any Restricted Subsidiary secured by any lien upon any Principal Property or the stock or indebtedness of a Restricted Subsidiary or any conditional sale or other title retention agreement covering any Principal Property or Restricted Subsidiary. However, this definition specifically excludes all indebtedness:

    - that was outstanding on the date of the indenture;

    - incurred after the date of the indenture to finance the acquisition, improvement or construction of such property and either secured by purchase money mortgages or liens placed on such property within 180 days of acquisition, improvement or construction;

    - secured by liens on Principal Property or the stock or indebtedness of Restricted Subsidiaries and existing at the time of acquisition of the property, stock or indebtedness;

    - owing to Avaya or any other Restricted Subsidiary;

    - existing at the time a corporation becomes a Restricted Subsidiary;

    - arising out of guarantees by Avaya of Secured Indebtedness of any Restricted Subsidiaries and guarantees by a Restricted Subsidiary of Secured Indebtedness of Avaya and any other Restricted Subsidiary;

    - arising from any sale and leaseback or synthetic lease transaction;

    - incurred to finance the acquisition or construction of property in favor of any country or any political subdivisions; and

    - replacing, extending or renewing of any such indebtedness (to the extent such indebtedness is not increased).

    "Subsidiary" means any corporation a majority of the voting shares of which are at the time owned or controlled, directly or indirectly, by Avaya or its Subsidiaries.

EVENTS OF DEFAULT, NOTICE AND WAIVER

    If an Event of Default with respect to the debt securities of any series occurs and continues, either the trustee or the holders of not less than 25% in principal amount of the outstanding debt securities of such series may declare the principal amount (or such lesser amount as may be provided for in the debt securities of such series) of all outstanding debt securities of such series to be due and payable immediately, provided that upon certain events of bankruptcy or insolvency such principal amount shall become and be immediately due and payable without any declaration or other act. The holders of a majority of the aggregate principal amount of the debt securities of the affected series can rescind this accelerated payment requirement or waive any past default or Event of Default or allow us to not comply with any provision of the indenture. However, they cannot waive a default in payment of principal of, premium, if any, or interest on, any of the debt securities of such series. Any individual series of debt securities may have additional or different Events of Default from the Events of Default described herein. The prospectus supplement relating to any individual issuance of debt securities of any series will describe such additions or modifications. A default under one series of debt securities under the Indenture will not necessarily be a default under another series. Unless otherwise specified in a prospectus supplement, an Event of Default with respect to any series of debt securities occurs when:

    - Avaya fails to pay interest due on any debt security of that series for 30 days;

    - Avaya fails to pay principal of or premium on any debt securities of that series when due;

    - Avaya breaches any agreement in the debt securities of that series or in the indenture which continues for 90 days after written notice by the trustee or holders of at least 25% of the principal amount of the debt securities of that series at the time outstanding;

    - Avaya or any Restricted Subsidiary defaults in the payment of more than $100 million of indebtedness at the maturity thereof (after giving effect to any applicable grace period) or indebtedness of more than $100 million shall be accelerated, and such default and acceleration

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      shall not be cured or annulled within 30 days after notice by the trustee or holders of at least 25% in principal amount of the outstanding series of debt securities; or

    - certain events in bankruptcy, insolvency or reorganization of Avaya occur.

    If a default occurs, the trustee will notify the holders of such series of all uncured and unwaived defaults known to it within 90 days. For the purpose of this provision, default means any event which is, or after notice or passage of time or both would be, an Event of Default. However, if the trustee determines in good faith that withholding notices is in the interest of the holders of such series it may do so except in the case of a payment default.

    The trustee, subject to its duty during an Event of Default in respect of any series of debt securities to act with the required standard of care, can refuse to perform any duty or exercise any right or power unless it receives indemnity satisfactory to it. If indemnity is provided, the indenture provides that the holders of a majority in principal amount of the outstanding debt securities of any series may direct the time, method and place of conducting proceedings for remedies available to the trustee, or exercising any trust or power conferred on the trustee, in respect of such series.

    The terms for any series of debt securities may provide that the holders of debt securities of such series shall act as one class together with the holders of debt securities of one or more other series in voting, giving notice, waiving, giving directions or taking any other specified, permitted or authorized action.

DISCHARGE AND DEFEASANCE

    If we deposit with the trustee sufficient cash or U.S. government securities to pay the principal, interest, any premium and any other sums due to the stated maturity date or a redemption date of the debt securities of a particular series, then at our option, we will be discharged from our obligations with respect to the debt securities of such series or we will no longer be under any obligation to comply with certain restrictive covenants under the indenture, and certain Events of Default will no longer apply to us. The sufficiency of the deposit must be certified by a nationally recognized firm of independent public accountants.

    If we achieve discharge and defeasance, the holders of the debt securities of the affected series will not be entitled to the benefits of the indenture except for registration of transfer and exchange of debt securities and replacement of lost, stolen or mutilated debt securities. Such holders may look only to such deposited funds or obligations for payment.

    Additionally, Avaya must deliver to the trustee an opinion of counsel to the effect that the deposit and related defeasance would not cause the holders of the debt securities to recognize income, gain or loss for federal income tax purposes.

MODIFICATION OF THE INDENTURE

    Avaya and the trustee may, without the consent of the holders of debt securities, enter into indentures supplemental to the indenture for, among others, one or more of the following purposes: (1) to cure any ambiguity, defect or inconsistency in the indenture or the debt securities of any services or to make any other change, provided no such action shall adversely affect the rights of any holder; (2) to evidence the succession of another person to Avaya, and the assumption by such successor of Avaya's obligations under the indenture and the debt securities; (3) to secure the debt securities; (4) to provide for uncertificated securities in addition to or in place of certificated securities; or (5) to establish the form or terms of any series of securities. Avaya and the trustee, with the consent of a majority in principal amount of the outstanding debt securities of each series affected, may modify or supplement the terms of the indenture. However, no supplemental indenture may, without the consent of each holder affected, change: (1) a maturity date; (2) the principal amount;
(3) any premium; (4) the interest rate; (5) the time of interest payment;
(6) the authorized currency; or (7) the percentage of outstanding debt securities required for debt holder action.

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CONCERNING THE TRUSTEE

    In addition to the indenture, Avaya and The Bank of New York have had, and continue to have, other customary banking agreements and arrangements, including stock transfer agent, lending and depository relationships.

NEW YORK LAW TO GOVERN

    The indenture and the debt securities will be deemed to be a contract made under the laws of the State of New York, and for all purposes will be construed in accordance with the laws of such State without giving effect to its conflict of laws principles.

                          DESCRIPTION OF THE WARRANTS

    Avaya may issue warrants for the purchase of debt securities. Warrants may be issued independently or together with any debt securities offered by any prospectus supplement and may be attached to or separate from such debt securities. The warrants will be issued in one or more series under a warrant agreement to be entered into between Avaya and a bank or trust company, as warrant agent. The details of any series of warrants will be set forth in the applicable prospectus supplement. The warrant agent will act solely as an agent of Avaya in connection with the warrants and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants. The following summarizes certain provisions of the form of warrant agreement. You should read the form of warrant agreement which was filed on an exhibit to the registration statement of which this prospectus forms a part.

GENERAL TERMS

    The prospectus supplement for any individual issuance will describe in detail, if applicable:

    - the offering price and currency for which the warrants may be purchased;

    - the dates upon which the right to exercise the warrants will commence and expire;

    - if the warrants are not continuously exercisable, the specific date or dates on which they can be exercised;

    - whether the warrants will be issued in registered or bearer form or both and whether they will be issued in certificated or uncertificated form;

    - the terms of the debt securities which holders of warrants can purchase and the price to be paid to Avaya upon exercise;

    - if the debt securities to be purchased upon exercise will be issued in bearer form, any applicable restrictions;

    - if warrants are issued together with a series of debt securities, the name of such debt securities, their terms, the number of warrants accompanying each such debt security, and the date that the warrants and debt securities will become separately transferable;

    - any special United States federal tax implications of the warrants or their exercise; and

    - any other specific terms of the warrants.

    Warrant certificates may be exchanged for new warrant certificates of different denominations, transferred, and exercised at the corporate trust office of the warrant agent or any other office indicated in the applicable prospectus supplement. Prior to the exercise of their warrants, holders of warrants will not have any of the rights of holders of the underlying debt securities.

EXERCISE OF WARRANTS

    Warrant holders will be able to purchase the principal amount of debt securities at the exercise price designated in the prospectus supplement relating to the warrants. Warrants may not be exercised

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after 5:00 P.M., New York time, on the expiration date. Any warrants unexercised by that time and date will become void. Unless otherwise set forth in the applicable prospectus supplement, holders of warrants may exercise them by delivering properly completed warrant certificates and payment of the exercise price to the warrant agent at its corporate trust office. As soon as practicable after such delivery, we will issue and deliver to the indicated holder the debt securities purchasable upon exercise. If a holder does not exercise all the warrants represented by a particular certificate, we will also issue a new certificate for the remaining number of warrants.

                          DESCRIPTION OF CAPITAL STOCK

OUR AUTHORIZED CAPITAL STOCK

    Our authorized capital stock consists of 200,000,000 shares of preferred stock, par value $1.00 per share, and 1,500,000,000 shares of common stock, par value $0.01 per share. On March 31, 2001, 283,826,567 shares of our common stock were outstanding. Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V. and Warburg, Pincus Netherlands Equity Partners III, C.V. (collectively, the "Warburg Funds") own 4,000,000 shares of our Series B convertible participating preferred stock and warrants to purchase 12,391,079 shares of our common stock. The Warburg Funds have preemptive rights in connection with their ownership, which entitle them to purchase additional shares in connection with certain public or nonpublic offerings of our common stock solely for cash in capital-raising transactions.

OUR COMMON STOCK

    The holders of our common stock are entitled to one vote for each share on all matters voted on by stockholders, including elections of directors, and, except as otherwise required by law or provided in any resolution adopted by our board with respect to any series of preferred stock, such holders will possess all voting power. Our certificate of incorporation does not provide for cumulative voting in the election of directors. Subject to any preferential rights of any outstanding series of our preferred stock created by our board from time to time, the holders of common stock are entitled to such dividends as may be declared from time to time by our board from funds available therefor, and upon liquidation will be entitled to receive pro rata all assets available for distribution to such holders. We have established plans to pay a dividend on shares of our common stock. The amount and timing of the dividend payment will be determined by our board of directors at a future date.

OUR PREFERRED STOCK

    Our certificate of incorporation authorizes our board of directors to establish one or more series of our preferred stock and to determine, with respect to any series of our preferred stock, the terms and rights of such series, including:

    - the designation of the series,

    - the number of shares of the series, which number our board may thereafter (except where otherwise provided in the applicable certificate of designation) increase or decrease, but not below the number of shares thereof then outstanding,

    - whether dividends, if any, will be cumulative or noncumulative, and, in the case of shares of any series having cumulative dividend rights, the date or dates or the method for determining the date or dates upon which dividends on the shares of such series shall be cumulative,

    - the redemption rights and price or prices, if any, for shares of the series,

    - the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series,

    - the amounts payable on and the preferences, if any, of shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs,

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    - whether the shares of the series will be convertible or exchangeable into shares of any other class or series, or any other security, of ours or of any other corporation, and, if so, the specification of such other class or series or such other security, the conversion or exchange price or prices or rate or rates, any adjustments thereof, the date or dates as of which such shares will be convertible or exchangeable and all other terms and conditions upon which such conversion or exchange may be made,

    - restrictions on the issuance of shares of the same series or of any other class or series,

    - the voting rights, if any, of the holders of the shares of the series, and

    - any other relative rights, preferences and limitations of such series.

    We believe that the ability of our board of directors to establish one or more series of our preferred stock will provide us with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs which might arise. The authorized shares of our preferred stock, as well as shares of our common stock, will be available for issuance without further action by our stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. The New York Stock Exchange currently requires stockholder approval as a prerequisite to listing shares in several instances, including where the present or potential issuance of shares could result in an increase in the number of shares of common stock, or in the amount of voting securities, outstanding of at least 20%. If the approval of our stockholders is not required for the issuance of shares of our preferred stock or our common stock, our board may determine not to seek stockholder approval.

    Although our board of directors has no intention at the present time of doing so, it could issue a series of our preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt. Our board of directors will make any determination to issue such shares based on its judgment as to our and our stockholders' best interests. Our board of directors, in so acting, could issue our preferred stock with terms that could discourage an acquisition attempt through which an acquiror may be able to change the composition of our board of directors, including a tender offer or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then current market price of such stock.

SERIES A JUNIOR PARTICIPATING PREFERRED STOCK

    7.5 million shares of our Series A junior participating preferred stock have been reserved for issuance upon exercise of rights under our rights agreement. For a more detailed discussion of our rights agreement and our Series A junior participating preferred stock, please see "Rights Agreement."

SERIES B CONVERTIBLE PARTICIPATING PREFERRED STOCK

    An aggregate of 4,000,000 shares of our Series B convertible participating preferred stock were issued on October 2, 2000 to the Warburg Funds. Set forth below is a summary of the terms of the Series B convertible participating preferred stock. For a complete description of all the terms of the Series B convertible participating preferred stock see the Certificate of Designation incorporated by reference hereto.

    RANK. With respect to payments of dividends, redemption payments, rights upon our liquidation, dissolution or the winding up of our affairs, or otherwise, our Series B convertible participating preferred stock ranks senior to our common stock. In the future, we may authorize and issue preferred stock which ranks senior to, in parity with or junior to the Series B convertible participating preferred

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stock. Consent of the holders of a majority of the outstanding shares of
Series B convertible participating preferred stock is required for us to:

    - amend, alter or repeal any provision of our certificate of incorporation (by merger or otherwise) in a way that would adversely affect the preferences, rights or powers of the Series B convertible participating preferred stock;

    - issue parity securities or increase the issued and authorized number of shares of Series B convertible participating preferred stock if either action would adversely affect the class voting rights of the Series B convertible participating preferred stock or increase the aggregate liquidation preference of the issued and outstanding parity securities or the Series B convertible participating preferred stock in excess of $400 million; or

    - issue securities that would rank senior to the Series B convertible participating preferred stock.

    LIQUIDATION PREFERENCE. The initial liquidation preference for each share of Series B convertible participating preferred stock is $100. From the date on which these shares were issued, until the tenth anniversary of that date, the liquidation preference for each share will increase at an annual rate of 6.5%, compounded quarterly. From and after the tenth anniversary of the date on which these shares were issued, the liquidation preference for each share will increase at an annual rate of 12.0%, compounded quarterly. The increase in the liquidation preference for any quarter will be reduced by the amount of any cash dividends we pay on the Series B convertible participating preferred stock in respect of such quarter, other than dividends paid on our common stock in which the Series B convertible participating preferred stock participates. As of March 31, 2001, the Series B convertible participating preferred stock had an aggregate liquidation value of $413.1 million.

    Following a change-in-control of Avaya occurring during the first five years after the issue date of October 2, 2000, other than a change-in-control transaction that is a business combination involving solely the issuance of common stock, some or all of the liquidation value of the Series B convertible participating preferred stock that would otherwise accrete through the fifth anniversary of the issue date will be accelerated, subject to our option to pay the accelerated accretion in cash in some instances.

    A change-in-control includes any of the following:

    - the acquisition of 50% or more of either our common stock or the combined voting power of our then outstanding securities entitled to vote in an election of our directors;

    - changes in the composition of a majority of our board of directors which are not supported by our incumbent board of directors;

    - a reorganization, consolidation, or merger or the sale or other disposition of all or substantially all of our assets unless, following the transaction, the holders of our common stock and voting securities prior to the transaction own more than 50% of the common stock and voting securities of us or the entity resulting from the transaction or that acquired all or substantially all of our assets, such holders maintain their proportionate ownership in us or the entity resulting from the transaction or that acquired all or substantially all of our assets and no person or entity owns 50% or more of the then-outstanding shares of the common stock or voting securities of us or the entity resulting from the transaction or that acquired all or substantially all of our assets; and

    - approval by our stockholders of a complete liquidation or dissolution of our company.

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    DIVIDENDS.  The holders of our Series B convertible participating preferred stock are entitled to receive dividends when declared by our board of directors, out of funds legally available for the payment of dividends as described below.

    - For so long as the Series B convertible participating preferred stock is outstanding, holders of Series B convertible participating preferred stock will receive dividends equally and ratably with the holders of our common stock. Equal and ratable dividends are calculated on an as converted basis, meaning we assume for the purposes of the calculation that the shares of Series B convertible participating preferred stock were converted into shares of our common stock on the record date for the relevant common stock dividend.

    - During the fourth and fifth years after issuance, we will have the option to pay a quarterly cash dividend on each share of Series B convertible participating preferred stock at an annual rate of 3.25%, compounded quarterly, of the liquidation value of a share of Series B convertible participating preferred stock then in effect.

    - During the sixth through tenth years after issuance, we will have the option to pay a quarterly cash dividend on each share of Series B convertible participating preferred stock at an annual rate of 6.5%, compounded quarterly, of the liquidation value of a share of Series B convertible participating preferred stock then in effect.

    - After the tenth anniversary of issuance, we will be required to pay a quarterly cash dividend on each share of Series B convertible participating preferred stock at an annual rate of 12%, compounded quarterly, of the liquidation value of a share of Series B convertible participating preferred stock then in effect.

    REDEMPTION. At any time after the fifth anniversary of the issuance, we can force the holders of shares of Series B convertible participating preferred stock to convert their shares into common stock. If we give a notice of mandatory conversion, the holders of our shares of Series B convertible participating preferred stock have the right to require us to redeem their shares for cash, in whole or in part, at their option, at a cash redemption price equal to:

    - the liquidation value in effect on the redemption date; plus

    - except to the extent that a dividend has been declared for the applicable quarter, an amount equal to the unrecognized accretion and dividends accrued and unpaid on the Series B convertible participating preferred stock up to but not including the redemption date.

    For 60 days following the occurrence of a change-in-control transaction, the holders of our shares of Series B convertible participating preferred stock have the right to require us to redeem their shares for cash, in whole or in part, at their option, at a cash redemption price equal to:

    - 101% of the liquidation value in effect on the redemption date; plus

    - except to the extent that a dividend has been declared for the applicable quarter, an amount equal to the unrecognized accretion and dividends accrued and unpaid on the Series B convertible participating preferred stock up to but not including the redemption date.

    CONVERSION. Holders of shares of Series B convertible participating preferred stock may convert their shares into shares of our common stock at any time, at an initial conversion price of $26.71 per share of our common stock. The number of shares of our common stock into which each share of Series B convertible participating preferred stock will be convertible is determined by dividing the amount of the liquidation value at the time of the conversion of that share by the conversion price in effect as of the time of conversion. The conversion price is subject to adjustment upon the occurrence of any of the following actions: (i) the issuance of common stock at less than market value;
(ii) the declaration of a dividend or the making of a distribution on common stock in shares of common stock;

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(iii) the subdivision or reclassification of outstanding shares of common stock into a greater number of shares; (iv) the combination or reclassification of the outstanding shares of common stock into a smaller number of shares; (v) the fixing of a record date for the making of various distributions to all holders of shares of its common stock; (vi) the pro rata repurchase of common stock;
(vii) a business combination or reclassification of common stock; or (viii) any action affecting the common stock, which in the opinion of the board of directors would materially adversely affect the conversion rights of holders of Series B convertible participating preferred stock.

    From and after the fifth anniversary of the date of issuance of the Series B convertible participating preferred stock, we will have the right to require the holders of Series B convertible participating preferred stock, at our option, to convert any or all of their shares, into shares of our common stock at the conversion price in effect at that time, subject to the right (as described under "Redemption") of the holders to require us to redeem their shares if we give notice of a mandatory conversion.

    Based on the initial conversion price of $26.71, the Series B convertible participating preferred stock was convertible into an aggregate of 15,466,328 shares of our common stock as of March 31, 2001.

    VOTING RIGHTS. The holders of our shares of Series B convertible participating preferred stock:

    - are entitled to vote with the holders of our common stock on all matters submitted for a vote of the holders of common stock, voting together with the holders of our common stock as one class; and

    - are entitled to a number of votes equal to the number of votes to which the shares of common stock issuable upon conversion of the shares of Series B convertible participating preferred stock would have been entitled if such shares of common stock had been outstanding at the time of the applicable vote and related record date.

    Generally the holders of our shares of Series B convertible participating preferred stock are entitled to vote as a single class with respect to:

    - the amendment, alteration or repeal of any provision of our certificate of incorporation which adversely affects the preferences, rights or powers of the Series B convertible participating preferred stock; and

    - the authorization of any securities which would rank senior to the Series B convertible participating preferred stock or parity securities that would adversely affect the class voting rights of the Series B convertible participating preferred stock or have an aggregate liquidation preference in excess of $400 million.

WARRANTS

    As part of their investment, the Warburg Funds acquired warrants to purchase an aggregate of 12,391,079 shares of our common stock. The warrants have an exercise price equal to $34.73, subject to adjustment.

    The warrants were issued in two series: Series A warrants to purchase 6,883,933 shares of our common stock and Series B warrants to purchase 5,507,146 shares of our common stock. The Series A warrants have a four-year term, expiring October 2, 2004, and the Series B warrants have a five-year term, expiring October 2, 2005. During a period commencing on the effective date of the registration statement of which this prospectus is a part, until October 2, 2002, if the market price of our common stock exceeds 200%, in the case of the Series A warrants, and 225%, in the case of the Series B warrants, of the exercise price of the warrants for 20 consecutive trading days, we can force the exercise

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of up to 50% of the four-year warrants and the five-year warrants, respectively.
The warrants are exercisable immediately and have customary antidilution rights.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF THE CERTIFICATE OF INCORPORATION AND
  BY-LAWS

    BOARD OF DIRECTORS. Our certificate of incorporation provides that, except as otherwise fixed by or pursuant to the provisions of a certificate of designations setting forth the rights of the holders of any class or series of our preferred stock, the number of our directors will be fixed from time to time exclusively pursuant to a resolution adopted by a majority of the total number of directors which we would have if there were no vacancies, but shall not be less than three. Our directors will be classified, with respect to the time for which they severally hold office, into three classes, as nearly equal in number as possible, one class to be originally elected for a term expiring at the annual meeting of stockholders to be held after the end of fiscal 2001, another class to be originally elected for a term expiring at the annual meeting of stockholders to be held after the end of fiscal 2002 and another class to be originally elected for a term expiring at the annual meeting of stockholders to be held after the end of fiscal 2003, with each director to hold office until his or her successor is duly elected and qualified. Commencing with the annual meeting of stockholders to be held after the end of fiscal 2001, directors elected to succeed directors whose terms then expire will be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election, with each director to hold office until such person's successor is duly elected and qualified.

    Our certificate of incorporation provides that, except as otherwise provided for or fixed by or pursuant to a certificate of designations setting forth the rights of the holders of any class or series of our preferred stock, newly created directorships resulting from any increase in the number of directors and any vacancies on our board resulting from death, resignation, disqualification, removal or other cause will be filled by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of our board, and not by the stockholders. Any director elected in accordance with the preceding sentence will hold office until the next annual meeting of stockholders at which time the director will stand for election for the remainder of the term and until such director's successor shall have been duly elected and qualified. No decrease in the number of directors constituting our board will shorten the term of any incumbent director. Subject to the rights of holders of our preferred stock, any director may be removed from office only for cause by the affirmative vote of the holders of at least a majority of the voting power of all voting stock then outstanding, voting together as a single class; provided, however, that any director or directors may be removed from office by the affirmative vote of the holders of at least 80% of the voting power of all our voting stock then outstanding, voting together as a single class.

    These provisions would preclude a third party from removing incumbent directors and simultaneously gaining control of our board by filling the vacancies created by removal with its own nominees. Under the classified board provisions described above, it would take at least two elections of directors for any individual or group to gain control of our board. Accordingly, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of us.

    NO STOCKHOLDER ACTION BY WRITTEN CONSENT; SPECIAL MEETINGS. Our certificate of incorporation and by-laws provide that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent in writing by such holders. Except as otherwise required by law and subject to the rights of the holders of any of our preferred stock, special meetings of our stockholders for any purpose or purposes may be called only by our board pursuant to a resolution stating the purpose or purposes thereof approved by a majority of the whole board or by our chairman of the board, and any power of stockholders to call a special meeting is specifically denied. No business other than that stated in the notice shall be

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transacted at any special meeting. These provisions may have the effect of delaying consideration of a stockholder proposal until the next annual meeting unless a special meeting is called by our board or the chairman of the board.

    ADVANCE NOTICE PROCEDURES. Our by-laws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of our stockholders. Our stockholder notice procedure provides that only persons who are nominated by, or at the direction of, our chairman of the board, or by a stockholder who has given timely written notice to our secretary prior to the meeting at which directors are to be elected, will be eligible for election as our directors. Our stockholder notice procedure also provides that at an annual meeting only such business may be conducted as has been brought before the meeting by, or at the direction of, our chairman of the board or our board, or by a stockholder who has given timely written notice to our secretary of such stockholder's intention to bring such business before such meeting. Under our stockholder notice procedure, for notice of stockholder nominations to be made at an annual meeting to be timely, such notice must be received by our secretary not later than the close of business on the 45th calendar day nor earlier than the close of business on the 75th calendar day prior to the first anniversary of the preceding year's annual meeting, except that, in the event that the date of the annual meeting is more than 30 calendar days before or more than 60 calendar days after such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 75th calendar day prior to such annual meeting and not later than the close of business on the later of the 45th calendar day prior to such annual meeting or the 10th calendar day following the day on which public announcement of a meeting date is first made by us.

    Notwithstanding the foregoing, in the event that the number of directors to be elected to our board is increased and we make no public announcement naming all of the nominees for director or specifying the size of our increased board at least 55 calendar days prior to the first anniversary of the preceding year's annual meeting, a stockholder's notice also will be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered not later than the close of business on the 10th calendar day following the day on which such public announcement is first made by us. Under our stockholder notice procedure, for notice of a stockholder nomination to be made at a special meeting at which directors are to be elected to be timely, such notice must be received by us not earlier than the close of business on the 75th calendar day prior to such special meeting and not later than the close of business on the later of the 45th calendar day prior to such special meeting or the 10th calendar day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by our board to be elected at such meeting.

    In addition, under our stockholder notice procedure, a stockholder's notice to us proposing to nominate a person for election as a director or relating to the conduct of business other than the nomination of directors must contain the information required by our certificate of incorporation. If the chairman of a meeting determines that an individual was not nominated, or other business was not brought before the meeting, in accordance with our stockholder notice procedure, such individual will not be eligible for election as a director, or such business will not be conducted at such meeting, as the case may be.

    AMENDMENT. Our certificate of incorporation provides that the affirmative vote of the holders of at least 80% of our voting stock then outstanding, voting together as a single class, is required to amend provisions of the certificate relating to the number, election and term of our directors; the nomination of director candidates and the proposal of business by stockholders; the filling of vacancies; and the removal of directors. Our certificate further provides that the related by-laws described above, including the stockholder notice procedure, may be amended only by our board or by the affirmative vote of the holders of at least 80% of the voting power of the outstanding shares of voting stock, voting together as a single class.

RIGHTS AGREEMENT

    Our board of directors has adopted a rights agreement with The Bank of New York, as rights agent. The rights agreement has been incorporated by reference as an exhibit to the registration statement of which this prospectus forms a part. For information on how to obtain a copy of the rights agreement, please see "Where to Find Additional Information Regarding Avaya".

    ANTI-TAKEOVER EFFECTS. The rights are intended to have anti-takeover effects. If the rights become exercisable, the rights will cause substantial dilution to a person or group that attempts to acquire or merge with us in most cases. Accordingly, the existence of the rights may deter a potential acquiror from making a takeover proposal or tender offer. The rights should not interfere with any merger or other business combination approved by our board of directors since we may redeem the rights as described below and since a transaction approved by our board of directors would not cause the rights to become exercisable.

    EXERCISABILITY OF RIGHTS. Under the rights agreement, one right attaches to each share of our common stock outstanding and, when exercisable, entitles the registered holder to purchase from us one one-thousandth of a share of Series A junior participating preferred stock, par value $1.00 per share, at an initial purchase price of $125, subject to the customary antidilution adjustments. For a description of the terms of our Series A junior participating preferred stock, see "Series A Junior Participating Preferred Stock" below.

    The rights will not become exercisable until the earliest of:

    - 10 business days following a public announcement that a person or group has become the beneficial owner of securities representing 10% or more of our common stock then outstanding

    - 10 business days after we first determine that a person or group has become the beneficial owner of securities representing 10% or more of our common stock then outstanding or

    - such date, if any, as may be designated by the board of directors following the commencement of, or the announcement of an intention to commence, a tender offer or exchange offer that would result in a person or group becoming the beneficial owner of securities representing 10% or more of our common stock then outstanding (or such later date as our board of directors may determine, but in no event later than the date that any person or group actually becomes such an owner).

    Additionally, at any time a person or a group has become the beneficial owner of securities representing 10% or more of our common stock then outstanding and we have registered the securities subject to the rights under the Securities Act, the flip-in or flip-over features of the rights or, at the discretion of our board of directors, the exchange features of the rights, may be exercised by any holder, except for such person or group.

    Our sale to the Warburg Funds of 4,000,000 shares of Series B convertible participating preferred stock and warrants to purchase our common stock did not trigger the exercisability of the rights under our rights agreement. These investors shall not be deemed to be the beneficial owners of any shares of common stock:

    - that these investors acquire or can acquire by converting their shares of Series B convertible participating preferred stock into shares of our common stock;

    - that these investors acquire or can acquire by exercising their warrants to purchase shares of our common stock;

    - that these investors acquire, directly or indirectly, by exercising their preemptive rights granted in connection with their investment; or

    - as a result of their ownership of the Series B convertible participating preferred stock or warrants acquired pursuant to their initial investment.

    The various features of our rights agreement are described below.

    "FLIP IN" FEATURE. In the event a person or group becomes the beneficial owner of securities representing 10% or more of our common stock then outstanding, each holder of a right, except for such person or group, will have the right to acquire, upon exercise of the right, instead of one one-thousandth of a share of our Series A junior participating preferred stock, shares of our common stock having a value equal to twice the exercise price of the right. For example, if we assume that an exercise price of $125 is in effect on the date that the flip-in feature of the right is exercised, any holder of a right, except for the person or group that has become the beneficial owner of securities representing 10% or more of our common stock then outstanding, can exercise his or her right by paying us $125 in order to receive from us shares of common stock having a value equal to $250.

    "EXCHANGE" FEATURE. At any time after a person or group becomes the beneficial owner of securities representing 10% or more, but less than 50%, of our common shares then outstanding, our board of directors may, at its option, exchange all or some of the rights, except for those held by such person or group, for our common stock at an exchange ratio of one share of common stock per right, subject to adjustment, and cash instead of fractional shares, if any. Use of this exchange feature means that eligible rights holders would not have to pay a purchase price before receiving shares of our common stock.

    "FLIP OVER" FEATURE. In the event we are acquired in a merger or other business combination transaction or 50% or more of our assets and those of our subsidiaries or our earning power and that of our subsidiaries, in each case taken as a whole, are sold, each holder of a right, except for a person or group that is the beneficial owner of securities representing 10% or more of, will have the right to receive, upon exercise of the right, the number of shares of the acquiring company's capital stock with the greatest voting power having a value equal to twice the exercise price of the right.

    REDEMPTION OF RIGHTS.  At any time before the earlier to occur of:

    - public disclosure that a person or group has become the beneficial owner
      of securities   representing 10% or more of our common stock then
      outstanding or

    - our determination that a person or group has become the beneficial owner
      of securities   representing 10% or more of our common stock then
      outstanding

    our board of directors may redeem all of the rights at a redemption price of $0.01 per right, subject to adjustment. The right to exercise the rights, as described under "Exercisability of Rights" above, will terminate upon redemption, and at such time, the holders of the rights will have the right to receive only the redemption price for each right held.

    AMENDMENT OF RIGHTS. At any time before a person or group becomes the beneficial owner of securities representing 10% or more of our common stock then outstanding, the terms of the existing rights agreement maybe amended by our board of directors without the consent of the holders of the rights.

    However, if at any time after a person or group beneficially owns securities representing 10% or more, or such lower percentage as may be amended in the existing rights agreement, of our common stock then outstanding, our board of directors may not adopt amendments to the existing rights agreement that adversely affect the interests of holders of the rights. Furthermore, once the rights are no longer redeemable, our board of directors may not adopt any amendment that would lengthen the time period during which the rights are redeemable.

    TERMINATION OF RIGHTS. If not previously exercised, the rights will expire 10 years from the date that the rights agreement commences, unless we earlier redeem or exchange the rights or extend the final expiration date.

    SERIES A JUNIOR PARTICIPATING PREFERRED STOCK. In connection with the creation of the rights, as described above, our board of directors has authorized the issuance of 7.5 million shares of Series A junior participating preferred stock.

    We have designed the dividend, liquidation, voting and redemption features of our Series A junior participating preferred stock so that the value of one one-thousandth of a share of our Series A junior participating preferred stock approximates the value of one share of our common stock. Shares of our Series A junior participating preferred stock may only be purchased after the rights have become exercisable, and each share of the Series A junior participating preferred stock:

    - is nonredeemable and junior to all other series of preferred stock, unless otherwise provided in the terms of those series of preferred stock;

    - will have a preferential dividend in an amount equal to the greater of $1.00 or 1,000 times any dividend declared on each share of common stock;

    - in the event of liquidation, will entitle its holder to receive a preferred liquidation payment equal to 1,000 times the payment made per share of common stock;

    - will have 1,000 votes, voting together with the common stock and any other capital stock with general voting rights; and

    - in the event of any merger, consolidation or other transaction in which shares of common stock are converted or exchanged, will be entitled to receive 1,000 times the amount and type of consideration received per share of common stock.

    The rights of our Series A junior participating preferred stock as to dividends, liquidation and voting, and in the event of mergers and consolidations, are protected by customary antidilution provisions.

DELAWARE BUSINESS COMBINATION STATUTE

    Section 203 of the Delaware General Corporation Law provides that, subject to exceptions set forth therein, an interested stockholder of a Delaware corporation shall not engage in any business combination, including mergers or consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the date that such stockholder becomes an interested stockholder unless:

    - prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

    - upon consummation of the transaction which resulted in the stockholder becoming an "interested stockholder," the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, other than statutorily excluded shares; or

    - on or subsequent to such date, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder. Except as otherwise set forth in Section 203, an interested stockholder is defined to include:

       - any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of' the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination and

       - the affiliates and associates of any such person.

    Section 203 may make it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period. We have not elected to be exempt from the restrictions imposed under Section 203. However, for a period of three years following the distribution date, Lucent and its affiliates are excluded from the definition of interested stockholder pursuant to the terms of Section 203. The provisions of Section 203 may encourage persons interested in acquiring us to negotiate in advance with our board, since the stockholder approval requirement would be avoided if a majority of the directors then in office approves either the business combination or the transaction which results in any such person becoming an interested stockholder. Such provisions also may have the effect of preventing changes in our management. It is possible that such provisions could make it more difficult to accomplish transactions which our stockholders may otherwise deem to be in their best interests.

TRANSFER AGENT AND REGISTRAR

    The Bank of New York is acting as the transfer agent and registrar for our common stock.

                              PLAN OF DISTRIBUTION

    Avaya may sell the securities in four ways:

    - through underwriters;

    - through dealers;

    - through agents; and

    - directly to purchasers.

    If Avaya uses underwriters in an offering of securities using this prospectus, we will execute an underwriting agreement with one or more underwriters. The names of those underwriters and the terms of the transaction will be set forth in the applicable prospectus supplement. The underwriting agreement will provide that the obligations of the underwriters with respect to a sale of the offered securities are subject to specified conditions precedent and that the underwriters will be obligated to purchase all of the offered securities if any are purchased. Underwriters may sell those securities through dealers. The underwriters may change the initial offering price and any discounts or concessions allowed or re-allowed or paid to dealers. If Avaya uses underwriters in an offering of securities using this prospectus, the applicable prospectus supplement will contain a statement regarding the intention, if any, of the underwriters to make a market in the offered securities.

    We may grant to the underwriters option to purchase additional offered securities, to cover over- allotments, if any, at the public offering price (with additional underwriting discounts or commissions), as may be set forth in the related prospectus supplement. If we grant any over-allotment option, the terms of such over-allotment option will be set forth in the prospectus supplement relating to such offered securities.

    If Avaya uses a dealer in an offering of securities using this prospectus, we will sell the offered securities to the dealer as principal. The dealer may then resell those securities to the public or other dealers at a fixed price or varying prices to be determined at the time of resale.

    If Avaya designates an agent or agents in an offering of securities using this prospectus, unless otherwise indicated in a prospectus supplement, that agent will be acting on a best efforts basis for the period of its appointment.

    Offered securities may also be offered and sold, if so indicated in the applicable prospectus supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, or otherwise, by one or more remarketing firms, acting as principals for their own accounts or as agents for us. Any remarketing firm will be identified and the terms of its agreements, if any, with us and its compensation will be described in the applicable prospectus supplement.

    Underwriters, dealers, agents or remarketing firms participating in a distribution of securities using this prospectus may be deemed to be underwriters under the Securities Act and any discounts and commissions received by them and any profit realized by them on resale of the offered securities, whether received from us or from purchasers of offered securities for whom they act as agents, will be disclosed in the prospectus supplement. Pursuant to agreements that we may enter into, underwriters, dealers, agents or remarketing firms who participate in the distribution of securities by use of this prospectus may be entitled to indemnification by us against certain liabilities, including liabilities under the Securities Act, or contribution with respect to payments that those underwriters, dealers, agents or remarketing firms may be required to make in respect of these liabilities.

    We may offer to sell securities, either at a fixed price or prices which may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices.

    We may authorize underwriters, and agents to solicit offers by certain institutions to purchase securities pursuant to delayed delivery contracts providing for payment and delivery on a future date specified in the prospectus supplement. Institutions with which delayed delivery contracts may be made include commercial and savings banks, insurance companies, educational and charitable institutions and other institutions we may approve. The obligations of any purchaser under any delayed delivery contract will not be subject to any conditions except that any related sale of offered securities to underwriters shall have occurred and the purchase by an institution of the securities covered by its delayed delivery contract shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which that institution is subject. Any commission paid to agents and underwriters soliciting purchases of securities pursuant to delayed delivery contracts accepted by us will be detailed in the prospectus supplement.

    We may also use this prospectus to directly solicit offers to purchase securities. Except as set forth in the applicable prospectus supplement, none of our directors, officers or employees will solicit or receive a commission in connection with those direct sales. Those persons may respond to inquiries by potential purchasers and perform ministerial and clerical work in connection with direct sales.

    Underwriters, dealers, agents and remarketing firms may be customers of, engage in transactions with, or perform services for, us and our subsidiaries in the ordinary course of business.

                                 LEGAL OPINIONS

    The validity of the securities offered in this prospectus, as well as certain other legal matters, will be passed upon by Pamela F. Craven, Vice President, General Counsel and Secretary, of the Company. As of March 1, 2001, Pamela F. Craven owned 1,220 shares of Avaya common stock and options and stock units for 1,355,538 shares of Avaya common stock.

                                    EXPERTS

    The consolidated financial statements of Avaya as of September 30, 2000 and 1999 and for each of the three fiscal years in the period ended September 30, 2000 incorporated by reference in this prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to the changes in accounting as described in Notes 2 and 11 to the consolidated financial statements and an emphasis of a matter paragraph relating to Avaya's spin-off from Lucent as described in Note 1 to the consolidated financial statements) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

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                                  $820,550,000

                                     [LOGO]

                     LIQUID YIELD OPTION-TM- NOTES DUE 2021

                            (ZERO COUPON -- SENIOR)

                          ----------------------------

                             PROSPECTUS SUPPLEMENT
                          ----------------------------

                              MERRILL LYNCH & CO.

                                OCTOBER 25, 2001

                   -TM-TRADEMARK OF MERRILL LYNCH & CO., INC.

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